UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number _____________

RESPONSE BIOMEDICAL CORP.
(Exact Name of Registrant as Specified in its Charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

8081 LOUGHEED HIGHWAY, BURNABY, B.C., CANADA, V5A 1W9
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act: COMMON SHARES WITHOUT PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes   ☒   No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒   Item 17   ☐ Item 18

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court

☐ Yes   ☒   No

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This Registration Statement contains certain forward-looking statements, including statements about the development of new services and products and the expansion of the market for our current services and products, implementing aspects of our business plan and strategies,
        financing goals and plans,
        our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations, and our raising of additional capital through future equity and debt financings.

The forward-looking statements in this Registration Statement reflect management’s current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this registration statement should be considered forward looking. Our forward-looking statements are primarily located in the sections “Item 3 – D. Risk Factors”, “Item 4 – Our Information”, and “Item 5 - Operating and Financial Review and Prospects”. In addition, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “desire,” “goal,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled Risk Factors and elsewhere in this registration statement.

Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this registration statement. We make cautionary statements in the “Risk Factors” section of this registration statement beginning on page 10, and in other parts herein. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this registration statement.

We are not obligated nor do we undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this registration statement and other statements made from time to time from us or our representatives might not occur. For all these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

TERMS OF REFERENCE AND EXCHANGE RATE

The information set forth in this registration statement is as of January 30, 2004, unless another date is indicated. All references to dollars ($) in this document are expressed in Canadian funds, unless otherwise indicated. On January 30, 2004, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$1.3265. The exchange rate represents the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. See “Item 3 – Key Information – Currency Exchange Rates” for further information on U.S./Canada currency exchange rates. As used in this Registration Statement, unless the context otherwise indicates, the terms “we”, “us”, “our”, “Response” or the “Company” mean Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc. and Response Development Inc.

GLOSSARY

This glossary contains general terms used in the discussion of the biopharmaceutical industry, as well as specific technical terms used in the descriptions of our technology and business.

Analyte - something that is to be measured or quantified, and for the purposes of this document, is synonymous with antigen.

Anthrax - an acute infectious disease caused by the spore-forming bacterium Bacillus anthracis. Anthrax most commonly occurs in wild and domestic lower vertebrates (cattle, sheep, goats, camels, antelopes, and other herbivores), but it can also occur in humans when they are exposed to infected animals or tissue from infected animals. Anthrax is a potential agent for use in biological warfare.

Antibody - a protein produced by blood plasma cells that binds specifically to foreign substances as part of the immune response. Antibodies are synthesized in direct response to an antigen, which is the foreign substance that triggers the immune system.

Antigen - a foreign substance, usually a protein, that induces the production of antibodies by the immune system.

Assay - a test for a particular chemical biological agent to determine its properties or effect.

Beta Study - a controlled evaluation of an Assay using clinical samples.

Botulinum Toxin - the single most poisonous substance to humans known, poses a major biowarfare threat because of its extreme potency and lethality, its ease of production, transport and misuse, and the potential need for prolonged intensive care in affected persons.

Clinical trial - organized studies with human volunteers or patients designed to provide statistically relevant clinical data for determining the efficacy and safety of new therapeutic agents, diagnostics and medical devices.

CRP (“C-reactive protein”) - an abnormal protein detectable in blood only during the active phase of certain acute illnesses

Device - an item, other than a drug, that has application in medical therapy. Usually the term device is restricted to items used directly on the patient and does not include diagnostic equipment or tests.

Diagnostic - a test or procedure that can be either qualitative or quantitative and is designed to reveal the occurrence or amount or specific substances, thus indicating the presence or severity of a disease or other pathological condition.

DNA (“Deoxyribonucleic acid”) - the chemical basis for heredity and the carrier of genetic information for all forms of life.

ELISA (“Enzyme-linked immunosorbent assay”) - a sensitive, inexpensive assay technique involving the use of antibodies coupled with indicators (e.g., enzymes linked to dyes) to detect the presence of specific substances, such as enzymes, viruses, or bacteria.

FDA (“Food and Drug Administration”) - the government agency which regulates the manufacture, safety, use and efficacy of biological and pharmaceutical therapeutics, diagnostics and other medical products in the United States.

GMP (“Good Manufacturing Practices”) - a set of manufacturing standards promulgated by industry and put into law by the FDA that provides for a high level of effectiveness of manufactured products and ensures that such products are suitable for their labeled and or intended use.

hCG (“human chorionic gonadotrophin”) - hormones produced by the placenta that are present in the blood and urine of pregnant women.

Immune response - the events that occur when a foreign protein is introduced into the body by an infectious microorganism, transplanted tissue, vaccines or the host's own tissue (i.e. auto-immune diseases). The immune response is characterized by the production of antibodies from activated B-cells and the activation of T-cells.

Immunoassay or Immunodiagnostic - an assay method for diagnostic tests that uses antibodies to detect and quantify proteins, bacteria or other biological molecules.

In vitro - an event that occurs outside a living organism, such as cell culture studies conducted in petri dishes or a diagnostic test that uses a blood or tissue sample.

Lateral Flow Immunoassay – an Immunoassay in which a liquid sample containing the target Analyte migrates laterally along a membrane by capillary or wicking action.

Orthopox - a genus (group) of virus that includes the virus of smallpox, variola and monkeypox. These viruses cause infectious diseases that are harmful to man.

Platform Technology - a technology that has broad applicability in terms of its potential uses.

Protein - a molecule made up of one or more chains of amino acids that serve regulatory (hormones), protective (antibodies), structural (muscle) or storage functions.

Ricin - a potent protein toxin derived from the beans of the castor plant. There is currently no vaccine or prophylactic antitoxin available for human use.

Sensitivity - the range of analyte in a sample, which can be measured by an assay.

Small Pox - an acute (rapid onset – short duration), contagious (easily transmitted from person to person) febrile (causes a fever) disease.

Specificity - having a relation to a definite result of a particular cause.

TPD (“Therapeutics Product Directorate”) - part of the Canadian Department of Health, the government agency which regulates the manufacture, safety, efficacy and sale of human diagnostic and therapeutic products in Canada.

Tularemia - an acute, plague-like highly infectious disease in humans caused by the pathogenic bacteria Francisella tularensis.

Vaccinia - a contagious disease of cattle, produced in humans by inoculation with cowpox virus, and used as a vaccine to provide resistance against smallpox.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

The following provides information regarding our representatives.

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Function	Business Address
Stephen D. Holmes William J. Radvak Brian G. Richards, P.Eng. W. John Meekison Dominique E. Merz, Ph.D. Stan Yakatan Paul C. Harris, Ph.D. Reed Simmons Joanne M. Stephenson	Director
Chairman of the Board

Director
President
Chief Executive Officer

Director
Executive Vice President

Chief Financial Officer
Secretary

Director

Director

Vice President, Research and Development

Vice President, Manufacturing

Vice President, Business Development

Holmes Greenslade, Barristers & Solicitors
Suite 1880, 1066 West Hastings Street
Vancouver, B.C. Canada V6E 3X1

Response Biomedical Corp.
8081 Lougheed Highway
Burnaby, BC V5A 1W9

Response Biomedical Corp.
8081 Lougheed Highway
Burnaby, BC V5A 1W9

Response Biomedical Corp.
8081 Lougheed Highway
Burnaby, BC V5A 1W9

Diligens Officium, LLC
Suite 460, 660 Newport Center Drive
Newport Beach, California, USA 92660-6405

Katan Associates , Inc.
155 Lyndon Street, First Place
Hermosa Beach, California, USA 90254

Micron Engineering
3022 184th Place, South East
Bothell, WA, USA 98012

Bio-Executive Resource
19808 98th Ave. SE,
Snohomish, WA, USA 98296

Response Biomedical Corp.
8081 Lougheed Highway,
Burnaby, BC V5A 1W9

B. ADVISORS

Our principal bankers are Toronto Dominion Bank, of Toronto Dominion Tower, 700 West Georgia Street, Pacific Centre, P.O. Box 10001, Vancouver, British Columbia, Canada, V7Y 1A2.

Our legal advisors in Canada are Catalyst Corporate Finance Lawyers, of Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

Our U.S. securities counsel is Cairncross & Hempelmann P.S., of Suite 500, 524 Second Avenue, Seattle, Washington, U.S.A., 98104-2323.

C. AUDITORS

Our auditors since 1995 have been Ernst & Young LLP, Chartered Accountants, of 700 West Georgia Street, Pacific Centre, PO Box 10101, Vancouver, British Columbia, Canada, V7Y 1C7.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables set forth the selected consolidated financial data for our five fiscal years ended December 31, 2002 and our nine-month periods ended September 30, 2003 and 2002. This data has been derived from our consolidated financial statements, of which the audited consolidated financial statements for our three fiscal years ended December 31, 2002 and our unaudited consolidated interim financial statements for the three-month and nine-month periods ended September 30, 2003 and 2002 are included herein. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conforms to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in Note 17 to the consolidated financial statements included herein. This financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Item 5 - Operating and Financial Review and Prospects".

The following financial data is expressed in Canadian dollars. The exchange rate for conversion from U.S. to Canadian dollars is detailed below in this Item 3, under the heading "Currency Exchange Rates".

NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

	Nine-Month Period Ended September 30, 2003 (unaudited)	Nine-Month Period Ended September 30, 2002 (unaudited)
REVENUE Product sales and contract revenue	$906,309	$37,250

LOSS, CDN GAAP Basic and Diluted Loss per common share, CDN GAAP Weighted average number of outstanding common shares, CDN GAAP	$3,171,735 $0.07 47,591,294	$3,735,410 $0.09 41,508,808
Loss, Canadian GAAP Adjustment with respect to repricing of certain stock options	$3,171,735 $(156,133)	$3,735,410 $42,174
LOSS, U.S. GAAP	$3,015,602	$3,777,584
Basic and Diluted Loss per common share, U.S. GAAP Weighted average number of outstanding shares, U.S. GAAP	$0.06 47,591,294	$0.09 41,508,808

As at September 30, 2003
BALANCE SHEET DATA Total Assets: CDN & U.S. GAAP	$1,125,039
Net Assets: CDN & U.S. GAAP	$(1,989,422)
Share Capital: CDN & U.S. GAAP	$27,089,113
Number of Shares Outstanding as at period end, CDN & U.S. GAAP	49,440,725

FISCAL YEARS ENDED DECEMBER 31, 2002 TO 1998

	Years Ended December 31
	2002	2001	2000	1999	1998
REVENUE Product Sales Research and contract revenue LOSS, CDN GAAP Basic and Diluted Loss per common share, CDN GAAP Weighted average number of outstanding common shares, CDN GAAP	$151,958 $37,250 $4,673,656 $0.11 43,228,309	- $46,792 $3,794,382 $0.11 33,412,004	- $112,125 $5,140,654 $0.19 26,965,940	- - $3,375,377 $0.17 20,402,863	- - $2,266,792 $0.14 16,419,632
Loss, Canadian GAAP Adjustment with respect to repricing of certain stock options	$4,673,656 $326,512	$3,794,382 $116,334	$5,140,654 -	$3,375,377 -	$2,266,792 -
LOSS, U.S. GAAP	$5,000,168	$3,910,716	$5,140,654	$3,375,377	$2,266,792
Basic and Diluted Loss per common share, U.S. GAAP Weighted average number of outstanding shares, U.S. GAAP	$0.12 43,228,309	$0.12 33,412,004	$0.19 26,965,940	$0.17 20,402,863	$0.14 16,419,632
	As at December 31
	2002	2001	2000	1999	1998
BALANCE SHEET DATA Total Assets: CDN & U.S. GAAP	$862,500	$612,290	$752,791	$710,016	$733,766
Net Assets: CDN & U.S. GAAP	$(790,383)	$(1,312,235)	$(21,038)	$416,707	$496,469
Long term liabilities, CDN & U.S. GAAP	-	-	-	-	-
Share Capital: CDN & U.S. GAAP	$25,567,572	$20,583,264	$18,109,279	$13,516,370	$9,920,755
Number of Shares Outstanding as at year-end, CDN & U.S. GAAP	46,057,751	36,704,284	27,323,148	21,232,648	17,492,017

CURRENCY EXCHANGE RATES

In this registration statement all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of January 30, 2004, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S. $1.00 = Cdn.$1.3265. The exchange rate represents the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The following table sets forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years ended December 31, 2002 and the nine-month period ended September 30, 2003. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year or a period.

	Exchange Rate U.S. Dollar/Canadian Dollar
	High		Low
Month ended December 31, 2003	$1.34		$1.29
Month ended November 30, 2003	$1.34		$1.30
Month ended October 31, 2003	$1.35		$1.30
Month ended September 30, 2003	$1.39		$1.35
Month ended August 31, 2003	$1.41		$1.38
Month ended July 31, 2003	$1.42		$1.34
		Average

Nine-month period ended September 30, 2003		$1.35
Fiscal year ended December 31, 2002		$1.57
Fiscal year ended December 31, 2001		$1.55
Fiscal year ended December 31, 2000		$1.49
Fiscal year ended December 31, 1999		$1.48
Fiscal year ended December 31, 1998		$1.48

B. CAPITALIZATION AND INDEBTEDNESS

The following is a statement of our capitalization and indebtedness as at September 30, 2003 in Canadian dollars:

Outstanding at September 30, 2003
Obligations under Capital Lease	Nil
Short Term Debt(1)	$2,424,164
Long Term Debt	Nil
Common Share Equity:	$27,089,113
Contributed Surplus	$801,555
Deficit	($29,880,090)
Total Shareholders' Equity	$(1,989,422)
Total Capitalization	$1,125,039

(1)
Short term debt consists of a revolving line of credit in the amount of $2,122,946 (U.S.$1,515,000) established with a Canadian bank and which is guaranteed by certain of our major shareholders and directors. At September 30, 2003, $2,068,679 of the line of credit had been drawn down. In addition, certain of our directors and officers have provided loans to us in the amount of $355,485. These loans are unsecured.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The following discussion contains forward-looking statements regarding our company, our business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this registration statement. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this registration statement. If any of the following risks occurs, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the market price of our common stock.

We have a working capital deficit and may need to raise additional capital to fund operations during fiscal 2004.

We are not profitable and have negative cash flow. We continue to rely on debt and equity funding to fund our operations and commercialize our products. To meet our funding requirements, we will have to raise additional capital through collaborations with corporate partners and/or through private or public financings. Such capital may not be available, at such times or in amounts, as needed by us. Even if capital is available, it might be on adverse terms. There can be no assurance that unforeseen developments or circumstances will not alter our requirements for capital. Any additional equity financing may be dilutive to our stockholders. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to curtail one or more product development programs, attempt to obtain funds through collaborative partners or others that may require us to relinquish rights to certain technologies or product candidates, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, or file for protection from creditors.

We have a limited operating history and have incurred substantial operating losses. We expect these losses to continue in the future. If we are unable to generate positive working capital, we may not be able to operate our business or implement our business plan.

We have only recently evolved from a pure development company to a commercial enterprise and to date have realized minimal operating revenues from product sales. As of September 30, 2003, we have incurred cumulative losses since inception of $27 million. We are currently not profitable and expect operating losses to continue at least through the 2004 fiscal year. Generating revenues and profits will depend significantly on our ability to successfully develop, commercialize, manufacture and market our products. The time necessary to achieve market success for any individual product is uncertain. No assurance can be given that product development efforts will be successful, that required regulatory approvals can be obtained on a timely basis, if at all, or that approved products can be successfully manufactured or marketed. Consequently, we cannot assure you that we will ever generate significant revenue or achieve or sustain profitability. As well, there can be no assurance that the costs and time required to complete commercialization will not exceed current estimates. We may also encounter difficulties or problems relating to research, development, manufacturing, distribution and marketing of our products. The failure or inability to address such difficulties or problems adequately would have a material adverse effect on our affairs.

We operate in highly competitive markets, with continual developments in new technologies and products. We may not be able to compete successfully.

The biotechnology and medical device industries are characterized by extensive research efforts, rapid technological progress and intense competition. There are many public and private companies, including well-known diagnostic companies, engaged in marketing and developing products for the markets we have targeted. Many of these companies have substantially greater financial, technical and human resources than we do. There can be no assurance that competitors will not succeed in developing technologies and products that are more effective than any products developed by us, or that would render our technologies and products obsolete or non-competitive.

Our future prospects are highly dependent on our ability to increase the functionality of our existing products in a timely fashion and to develop new products that address new technologies being adopted by the marketplace. There is no assurance that we will be successful in these efforts.

We may not be able to adequately protect our technology and proprietary rights, and third parties may claim that we infringe their proprietary rights.

The success of our technology and products is highly dependent on our intellectual property portfolio, for which we have sought protection through a variety of means, including patents (both issued and pending) and trade secrets. There can be no assurance that any patents will be issued on any existing or future patent applications or on patent applications licensed from third parties. Even if such patents are issued, there can be no assurance that the claims allowed will be sufficiently broad to protect our technologies or that the patents will provide protection against competitive products or otherwise be commercially valuable. No assurance can be given that any patents issued to or licensed to us will not be challenged, invalidated, infringed, circumvented or held unenforceable. In addition, enforcement of our patents in foreign countries will depend on the laws and procedures in those foreign jurisdictions. Monitoring and identifying unauthorized use of our technologies or licensed technologies may prove difficult, and the cost of litigation may impair the ability to guard adequately against such infringement. Commercial success may also depend upon the products not infringing any intellectual property rights of others and upon no such claims of infringement being made. Even if such claims are found to be invalid, the dispute process would likely have a materially adverse effect on our business, results of operations and prospects.

In addition to patent protection, we also rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, through confidentiality agreements with our collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that the trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Some of our products may be subject to government regulation, which is costly and time consuming. Any failure to obtain necessary regulatory approval will restrict our ability to sell those products.

Some of our products are subject to a wide variety of government regulation (federal, state and municipal) both within the Unites States and other international jurisdictions. For example, The FDA and comparable regulatory agencies in other countries impose substantial pre-market approval requirements the introduction of medical products through lengthy and detailed clinical testing programs and other costly and time consuming procedures. Satisfaction of these requirements can take a long period of time depending upon the type, complexity and novelty of the product. All devices manufactured for sale in the United States, regardless of country of origin, must be manufactured in accordance with Good Manufacturing Practices specified in regulations under the Federal Food, Drug, and Cosmetic Act. These practices control every phase of production from the design control and incoming receipt of raw materials, components and subassemblies to the labeling, tracing of consignees after distribution and follow-up and reporting of complaint information.

Our medical products are also affected by the United States Clinical Laboratory Improvement Act of 1988 (“CLIA”). This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing blood tests to meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections.

Federal, state and foreign regulations regarding the sale of medical devices continue to evolve and are constantly subject to change. We cannot predict what regulations may come into effect in the future and what impact, if any, such regulatory changes may have on our business.

In terms of environmental biowarfare testing, there currently is an absence of regulatory checks and balances and there is significant market uncertainty and misinformation. While it is highly likely that future regulatory requirements in the biowarfare testing market will come into effect, the form and substance of these regulations remain highly uncertain. In all markets, the effect of government regulations may be to prevent or to delay marketing and pricing of any new products for a considerable or indefinite period or to require additional studies prior to approval. Federal, state and foreign regulations, or lack thereof, regarding the sale of environmental testing devices are subject to change. We cannot predict what impact, if any, such changes may have on our business.

We may not be able to successfully develop and commercialize our products.

Our future success will depend upon, among other factors, our ability to develop, obtain regulatory approval for (where applicable), manufacture and market a variety of immunoassay testing products for different market applications. Commercialization of such products is fraught with technical, regulatory, market and business risks many of which are beyond our control. These risks include the possibilities that our current or proposed products fail to receive necessary regulatory approvals, are uneconomical to market or do not achieve market acceptance, or that third parties market superior or equivalent products. There can be no assurance that we will be able to successfully develop future products and tests.

Our research and development efforts might not result in any commercially viable products.

Several of our proposed products are in various stages of research and development and therefore will be subject to the risks of failure inherent in the development of products based on innovative technologies. We expect to continue to expend significant resources on research and development efforts, for these and other potential products. We are unable to predict whether research and development activities will result in any commercially viable products.

Our business is substantially dependent on market acceptance of our products. As well, our business is affected by industry and public perceptions of biodefense products generally.

The commercial success of our clinical tests will be highly dependent upon the acceptance and adoption of the tests by the medical community and also the willingness of third party payers to provide reimbursement for the tests. The commercial success of our biodefense and environmental tests will depend upon their acceptance by the public safety community and government funding agencies as being useful and cost effective. In addition, the purchase of our biodefense products in the United States (our largest potential market) by the public safety community is highly dependent on the availability of federal and state government funds dedicated to “homeland security”. In the event that homeland security funds were to become unavailable for use or the release of such funds significantly delayed, it would have a materially adverse impact on our business.

In addition, on July 19, 2002, the U.S. Office of Science and Technology Policy (“OSTP”), now under the Office of Homeland Security, published a memorandum directed to federal mail managers and first responders to federal mail centers that raised concerns regarding the use and performance capabilities of commercially available anthrax detection equipment, and further included recommendations to the community to cease purchasing such equipment. The recommendations in this memorandum were based on an evaluation of commercially available anthrax detection equipment by the U.S. Centers for Disease Control (“CDC”), which concluded that such equipment does not pass acceptable standards for effectiveness. As both of these U.S. government agencies are considered to be influential opinion leaders, this recommendation has had and will continue to have a negative impact on the market acceptance and adoption of biodefense products generally, including our products. Although the above recommendation and views do not in any way prohibit the use of our biodefense products and we believe we have adequately addressed the concerns raised by the CDC and OSTP with the public safety community, there can be no assurance that the market place will respond favorably. Further, it is a possibility that the U.S. government may enact regulation that potentially prohibits, restricts or limits the use of equipment or funding for on site biodefense testing.

Sales and pricing of our medical products will be affected by third-party reimbursement.

Sales of our medical products will be dependent, in part, on the availability of levels of reimbursement from third-party payers, such as government agencies and private insurance companies. Reimbursement policies by such third-party payers could reduce or eliminate such reimbursements and thereby adversely effect future sales of our products. Third-party payers are increasingly challenging prices paid for medical products and the cost effectiveness of such products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that proposed products will be considered cost effective or that reimbursement from third party payers will be available or, if available, that reimbursement will not be limited, thereby adversely affecting our ability to sell products.

Third party payers can indirectly affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement provided for blood testing services. If the reimbursement amounts for testing services are decreased in the future, it may decrease the amount that physicians and hospitals are able to charge patients for such services and consequently the prices that we, or our distributors, can charge for our products.

We may need to obtain licenses to technology and rights from third parties, which may not be on acceptable terms.

Although we believe we are able to conduct our business based on our current intellectual property portfolio, there is a risk that additional non-core technology licenses may be required. We believe that such licenses would be available on a non-exclusive basis, however there is no guarantee that they will be available on acceptable terms. If we are unable to license required, non-core technology, it would have to find another party to license patents from or utilize non-patented technology which could have a material adverse effect on our operations.

We will rely significantly on third parties for the marketing and distribution of our products.

Our marketing strategy in the medical diagnostics markets depends significantly on our ability to establish collaborative arrangements for marketing and distribution. We have only just begun to sell our products in the marketplace and distribution channels to date and there can be no assurance that we will be able to negotiate acceptable collaborative arrangements or that we will be successful in the implementation and management of our marketing strategy.

We depend on sole-source suppliers, the loss of which could adversely affect our business.

Some key components and raw materials used in the manufacture of our products are provided by single-source vendors. Any loss or interruption in the supply of a sole-sourced component or raw material would have a material adverse effect on our ability to manufacture these products until a new source of supply is qualified and, as a result, would have a material adverse effect on our business and financial condition. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements. If we are not able to enter into such additional supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products.

For example, we currently rely on an OEM medical device manufacturer for production of the fluorescence reader used as part of the RAMP System. Should this manufacturer become unable to produce the readers, there would likely be a 90-day delay in sourcing replacement production capacity with a likely initial reduction in volume. We also source certain test specific reagents from a variety of suppliers and regularly evaluate alternately sourced reagents as they become available. Certain critical reagents are obtained under supply agreements. Should the reagents for any of our products cease to be available in advance of us identifying an alternate supply, the production of that product would be limited to the reagents on hand.

Interruption in the supply of any sole-sourced component or raw material would likely have a material adverse effect on our profit margins, our ability to develop and manufacture products on a timely and competitive basis, and the timing of market introductions and subsequent sales of products.

We depend on our key personnel, the loss of whose services could adversely affect our business.

We are highly dependent upon the members of our management and scientific staff, the loss of whose services could impede our ability to achieve our business goals. The recruitment and retention of additional operational, development and scientific personnel will be critical to success. We face competition for qualified employees from numerous industry and academic sources and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. We currently do not have key person life insurance in place on any of our key employees.

We may not be able to effectively and efficiently manage our planned growth.

We anticipate increased growth in the number of employees, the scope of the operating and financial systems and the geographic area of operations as new products are developed and commercialized. This growth will result in increases in responsibilities for both existing and new management personnel. The ability to manage growth effectively will require us to continue to implement and improve operational, financial and management information systems and to train, motivate and manage employees. We may not be able to effectively and efficiently manage any such expansion, and a failure to do so could have a material adverse effect on our business operations.

We are exposed to a number of risks in our business, for some of which, but not all, we maintain insurance coverage. A lack of or insufficient insurance coverage could adversely affect us.

We currently carry the following insurance coverage: workers compensation, general liability, property on premises, employee benefits, business interruption/extra expense, directors and officers, boiler & machinery, and valuable papers. We are evaluating obtaining the following additional coverage over the coming months: key life, patent infringement, product recall, and product liability. To date, we have not been able to afford the cost of obtaining such additional insurance coverage, and there can be no assurance that we will be able to obtain such coverage on acceptable terms.

Sales of our products may expose us to liability claims that could have a material adverse effect on us and consequently, we are exploring whether to obtain product liability insurance coverage. However, such coverage is expensive, and no assurance can be given that we will be able to obtain such insurance, or, if obtainable, that such insurance can be acquired at a reasonable cost or in sufficient amounts to protect against losses. An inability to obtain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit our ability to sell our products. In addition, a product liability claim could have a material adverse effect on our business or financial condition. To date, no product liability claim has ever been made against us.

We do not maintain terrorism insurance coverage. We are exploring obtaining such coverage, including assessing whether the costs of such coverage are commensurate with the risks to be covered.

We may be impacted by potential healthcare reform.

Healthcare reform bills that have been before the United States Congress contemplate changes in the structure, financing and delivery of healthcare services in the United States. These and any future healthcare reforms may have substantial impact on the operations of companies in the healthcare industry, including us. No assurances can be given that any such proposals, or other current or future legislation in the United States or in other countries, will not adversely affect our product development and commercialization efforts, results of operations or financial condition.

Our business may be affected by seasonality, including governmental budget cycles.

Our operating results may fluctuate from quarter to quarter due to many factors. Many of our prospective customers are government related organizations at a federal, state/provincial or municipal level. Consequently, our sales may be tied to government budget and purchasing cycles. Sales may also be slower in the traditional vacation months, could be accelerated in the first or fourth calendar quarters by customers whose annual budgets are about to expire (especially affecting Reader purchases), may be distorted by unusually large Reader shipments from time to time, or may be affected by the timing of customer cartridge ordering patterns.

We are subject to risks inherent in international business, including currency exchange risk.

As we conduct a significant part of our business (particularly, sales and marketing) internationally, there are various operational and financial risks associated with such activity. We may face difficulties and risks in our international business, including changing economic or political conditions, export restrictions, currency risks, export controls relating to technology, compliance with existing and changing regulatory requirements, tariffs and other trade barriers, longer payment cycles, problems in collecting accounts receivable, reimbursement levels, and potentially adverse tax consequences. In addition, it may be difficult for us to enforce and collect receivables through a foreign country’s legal system.

For international sales, we price and invoice our products primarily in U.S. dollars and consequently, incur a U.S./Canadian foreign exchange risk. We also expect that there may be a requirement in the future for sales to European customers to be priced and invoiced in Euros. Any significant change in currency exchange rates may therefore have an adverse material impact on our business. To date, we have not made any provision for a currency hedging program. We are currently evaluating options to mitigate our exposure to currency fluctuations, but there can be no assurance that we will be able to do so.

Our shareholders will experience dilution from outstanding options and warrants.

As of December 31, 2003, we had outstanding stock options and warrants to purchase an aggregate of 11,085,329 shares, which represents 20.7% of our outstanding share capitalization. To the extent that these outstanding options and warrants are exercised, considerable dilution to the interests of our shareholders will occur.

ITEM 4. OUR INFORMATION

A. OUR HISTORY AND DEVELOPMENT

We were incorporated on August 20, 1980 as Little Bear Resources Ltd. under the Company Act (British Columbia) (the "Company Act"). On October 15, 1991 we changed our focus from mining exploration to biomedical product development and changed our name to Response Biomedical Corp. On April 9, 1992, we split our share capital on a 2:1 basis. The address and telephone number of our registered and records office and our head office are 8081 Lougheed Highway, Burnaby, British Columbia, Canada, V5A 1W9, (604) 681-4101.

In September 2001, we experienced difficulty in raising funds as the result of (1) an unexpected delay in the receipt of market clearance from the FDA for our RAMP Reader and Myoglobin Test, and (2) unfavorable financial market conditions. We subsequently implemented significant and immediate cost-cutting measures while exploring all potential options available to maintain the development of the RAMP diagnostic system as a going concern. On September 17, 2001, we applied for creditor protection under the Bankruptcy and Insolvency Act (Canada). Following positive discussions with the FDA on October 9, 2001, we arranged bridge financing in the form of secured loans from three of our directors and one of our shareholders. On October 23, 2001, a proposal to settle outstanding debts was made to our creditors. The proposal was voted on and accepted unanimously by voting creditors on November 5, 2001 and subsequently approved by the British Columbia Supreme Court. Following the receipt of FDA clearance in January 2002 and having made a final settlement payment to creditors on March 13, 2002, we were discharged from creditor protection. For the period from September 18, 2001 until October 19, 2001, the trading of our common shares on the TSX Venture Exchange Inc. (the “TSX-VN”) was suspended due to the creditor protection proceedings.

Under the proposal to settle outstanding debts, we were obliged to make cash payments to unsecured creditors equal to 25% of their claims. Claims of preferred creditors less than or equal to $2,000 were to be paid in full. Claims of preferred creditors in excess of $2,000 were to be paid at $2,000 plus 25% of the amount in excess of $2,000. Of the total estimated payments to be made under the proposal, we paid $91,829 prior to December 31, 2001. The final payment of $127,374 was included in accounts payable and accrued liabilities at December 31, 2001 and was paid on March 13, 2002. During the years ended December 31, 2002 and 2001, we recorded a gain on settlement with creditors of $15,832 and $469,251 respectively, which is included in the consolidated statements of loss for the years ended December 31, 2002 and 2001.

Investment in capital assets, consisting primarily of manufacturing equipment and office equipment and furniture, totaled $429,189 over the last three full fiscal years and the subsequent nine-month period ended September 30,

2003. Dispositions of capital assets totaled $7,255 for the same period. Current capital expenditures are principally the purchase of equipment relating to the manufacturing of our products. Examples of such equipment include semiautomated assembly equipment, automated dispensing equipment and injection molds. We have made no other material asset acquisitions or dispositions and are not in the process of completing any material asset acquisitions or dispositions, including investments in other companies, since January 1, 2000 to the date of this Registration Statement.

We have made the following capital expenditures and dispositions over the three fiscal years ended December 31, 2002 and the nine-month period ended September 30, 2003:

	Capital Expenditures	Capital Dispositions
Nine-month period ended September 30, 2003	$174,793	$0
Year ended December 31, 2002	$130,059	$0
Year ended December 31, 2001	$3,643	$0
Year ended December 31, 2000	$120,694	$7,255

B. BUSINESS OVERVIEW

GENERAL

We are a Canadian company engaged in the research, development and commercialization of diagnostic technologies for the medical point-of-care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests are simple, non-laboratory-based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Glucometers that measure blood glucose are an example of a portable hand-held device and home pregnancy test kits are an example of a common POC diagnostic test that utilizes single-use test cartridges. Since entering the diagnostic sector in November 1990, we have established a number of product development initiatives that has resulted in a core proprietary technology called Rapid Analyte Measurement Platform or RAMP®. See “Item 4 - B. Business Overview - Development of the Business” and “- The RAMP Technology”.

Our business strategy is to use RAMP to develop diagnostic tests for POC and on-site markets where there is a need for rapid and accurate results. We conduct all research and test development in-house and oversee any clinical testing required to satisfy the regulatory requirements in target markets. We retain all manufacturing rights for our products and all RAMP tests are produced in-house. Our portable fluorescence readers (“Readers”) are supplied by an original equipment manufacturer (“OEM”) under contract with us. See “Item 4 - B. Business Overview - Operations and Manufacturing”. We currently market and sell RAMP products through a combination of direct sales and select distributors, depending on the market segment and geographical area. See “Item 4 - B. Business Overview - On Site Environmental Testing - Marketing Plan” and “- POC Clinical Diagnostics – Marketing Plan”.

DEVELOPMENT OF THE BUSINESS

In March 1996, we licensed intellectual property from the University of British Columbia (“UBC”) consisting of a method for performing quantitative immunoassays. Since then, we evolved this method into the RAMP System, an enabling technology for the commercialization of highly sensitive and quantitative (producing a numeric result) diagnostic tests in a simple-to-use, portable format. The RAMP System comprises a portable fluorescence Reader common to all tests, and single-use, disposable test cartridges (“Cartridges”) that contain an analyte specific, lateral flow immunoassay. Each Cartridge incorporates a proprietary internal calibrator that accounts for sources of variability inherent in conventional lateral flow immunoassay-based tests, making RAMP competitive in performance to laboratory-based systems.

POC Clinical Diagnostics

To validate the technology, we initially developed a myoglobin assay on the RAMP System ("Myoglobin Assay"). Myoglobin is a protein that is present in all types of muscle cells, including the heart. Myoglobin is released into the bloodstream within hours of muscle damage, including that caused by a heart attack. Accordingly, myoglobin acts as a “cardiac marker” which, if detected in the bloodstream, can be indicative of the subject being tested having suffered a heart attack. Manufacturing prototypes of the Reader and the Myoglobin Assay were completed in February 2001 and a multi-center clinical trial was completed in May 2001. The data from the clinical trial formed the basis of regulatory submissions to the FDA and to the TPD in June 2001, seeking the requisite clearances to market the Reader and Myoglobin Assay in the United States and Canada.

In January 2002, we received FDA pre-market clearance for both the Reader for general clinical use, and for the Myoglobin Assay for the quantitative determination of myoglobin. The TPD issued a Medical Device License to us in June 2002 with respect to both the Reader and the Myoglobin Assay.

In early 2003, we completed development of RAMP tests for two additional cardiac markers, CK-MB (“CK-MB Assay”) and troponin I (“Troponin Assay”). In April 2003, we received approval to apply the CE mark to our three cardiac assays, a European designation that permits the sale of these products in the European Community. In November 2003, a multi-center clinical trial for the CK-MB Assay and the Troponin Assay was completed and submissions to the FDA to obtain regulatory approval to market and sell these tests in the United States were filed in early December 2003. We also plan to apply to the TPD to obtain marketing approval for the Troponin I Assay and the CK-MB Assay in Canada.

On Site Environmental Testing

Following the first uses of anthrax as a weapon for terrorist attacks in the United States in October 2001, we saw an opportunity to adapt the RAMP technology for the rapid detection and identification of agents used in acts of bioterrorism and initiated development of a test for the rapid, on-site detection of Bacillus anthracis, the causative agent for anthrax ("Anthrax Test"). Development of the Anthrax Test was substantially completed in April 2002 following successful initial validation by the Maryland State Department of Health where testing confirmed that RAMP could reliably detect anthrax spores at levels lower than an infectious dose (10,000 spores). These results were supported by further independent testing conducted by Defense Research and Development Canada (Suffield). The Anthrax Test was launched commercially in May 2002. Since then, we have commercialized tests for ricin (“Ricin Test”), botulinum toxin (“Bot Tox Test”) and orthopox (including smallpox) (“Pox Test”), three priority biothreat agents. Commercial sales of the Ricin Test and the Bot Tox Test commenced in November 2002 and the Pox Test was launched in May 2003.

In June 2003, we began development of a test to detect the presence of West Nile Virus in mosquitoes and certain birds, common carriers of the virus. Following verification testing of the product at the Canadian National Microbiology Laboratory and the United States Centers for Disease Control in late summer 2003, and field-testing of the product in Pennsylvania in the fall of 2003, we introduced the West Nile Virus test to the market in November 2003.

REVENUE BREAKDOWN

The following tables provide a breakdown of our revenue by geography and product category respectively for the nine-month period ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000:

Revenue by Geography

	Nine-Month Period Ended September 30, 2003	2002	2001	2000
Canada:	$104,981	$106,407	-	-
United States:	$608,894	$7,404	$15,000	$112,125
United Kingdom:	-	$26,818	-	-
Other:	$192,434	$48,579	$31,792	-
Total:	$906,309	$189,208	$46,792	$112,125

Revenue by Product Category

	Nine-Month Period Ended September 30, 2003	2002	2001	2000
Environmental:	$411,278	$113,811	-	-
Clinical:	$86,791	$38,147	-	-
Contract:	$408,240	$37,250	$46,792	$112,125
Total:	$906,309	$189,208	$46,792	$112,125

Contract revenue was generated primarily through contract research fees paid by third parties through collaborative research arrangements. Research arrangements typically involved investigating the feasibility of developing certain clinical or environmental diagnostic tests utilizing the RAMP system. We did not receive revenue from product sales until 2002.

THE RAMP® TECHNOLOGY

RAMP is a platform technology that combines a highly sensitive, portable fluorescence detection system with simple lateral flow immunoassays. Although lateral flow immunoassay technology has been available for over 25 years, the market for early generation rapid immunoassays has been limited by their inability to provide the accurate, quantitative results required by the majority of test situations.

RAMP maintains all of the positive attributes of lateral flow immunoassays - simplicity, specificity, reliability and rapid results – but uses a proprietary method to overcome the performance limitations of early generation immunoassays that suffer from inherently poor sensitivity and accuracy. By introducing a population of known antibodies (RAMP calibrator) that are impacted by the same conditions as the test antibodies, the ratio of a measurement of the two sets of antibodies effectively factors out uncontrolled variability, thereby providing an accurate result. Furthermore, the use of a fluorescent label in the cartridge combined with a custom optical scanner in the Reader results in a very reliable and sensitive detection system. The RAMP System has demonstrated its capability to detect and quantify a wide variety of analytes with sensitivity and accuracy comparable to centralized lab systems.

Minimal training is required to use the RAMP System. A test is performed by adding a liquid sample (e.g. blood, urine, saliva, water, or proprietary buffer) containing the analyte of interest (e.g. myoglobin, anthrax spores) to the sample well of a Cartridge. The Cartridge is then inserted into the Reader, which scans the test strip and provides the result in less than 20 minutes. In the absence of rapid on-site and POC test results, health care providers and first responders may be forced to wait up to three days for a confirmatory result from a government-run lab. The RAMP System has established a new class of immunoassay by combining the performance of a clinical lab with the convenience of a dipstick test.

ON SITE ENVIRONMENTAL TESTING

Environmental tests are generally considered to be products and services used to detect and quantify substances and microbes in the environment that have potentially harmful effects to humans. We participate in two distinct areas of the environmental market. The first is biodefense, where RAMP products are used for the detection and identification of threatening biological agents, and the second is the infectious disease testing market, where a RAMP product is used for example to test samples from mosquito pools for West Nile Virus to monitor the threat to humans.

BIODEFENSE MARKET

In 2002, the global market for biodetection was U.S.$100 million, of which the United States accounted for 90%1. Spending on biodetection is projected to increase to U.S.$218 million in 2004, with the United States continuing to represent 90% of the market. 1

We have developed and are selling RAMP tests for the rapid detection and identification of anthrax, ricin, botulinum toxin and orthopox. Our target market for our RAMP tests for biothreat agents is primarily public safety institutions (or "first responders") such as fire and police departments, military installations, emergency response teams and HAZMAT (hazardous materials) units. Government agencies and corporations that handle mail are also candidates for an on-site test for anthrax. There are over 90,000 public safety institutions in the United States that may be required to have rapid on-site test capability. The rapid detection and identification of biological agents is one of the most important technology capabilities affecting the management of a bioterrorist event, forming the basis of emergency response, medical treatment and consequence management. In addition, the rapid identification of biological agents facilitates the quick dismissal of hoaxes and panic-based reports, thereby reducing the logistical burden on first responders which will be required to maintain a higher level of preparedness than in the past.

The increased desire to be prepared for potential terrorist attacks, particularly on the part of the U.S. government, is evidenced by numerous initiatives, including the creation of the U.S. Office of Homeland Security (“OHS”)2 in the aftermath of the terrorist attacks on September 11, 2001. The first priority of the OHS is to protect the United States against further terrorist attacks. Component agencies analyze threats and intelligence, guard borders and airports, protect critical infrastructure, and coordinate the response of the U.S. for future emergencies. To fund these initiatives, U.S. President Bush announced a budget of U.S.$2.9 billion on January 10, 2002 as part of the bioterrorism appropriations bill. Within OHS, the Office for Domestic Preparedness (“ODP”) is the principal component of the Department of Homeland Security responsible for preparing the United States for acts of terrorism. In carrying out its mission, ODP is the primary office responsible to providing training, funds for the purchase of equipment, support for the planning and execution of exercises, technical assistance and other support to assist states and local jurisdictions to prevent, plan for, and respond to acts of terrorism. In April 2003, the Department of Homeland Security in the United States released another U.S.$740 million in supplemental grants to first responders under the ODP equipment grant program.

It is our experience that purchasers of our biowarfare products do not allocate funds from their operating budgets, but rather receive the funding from government-supported programs aimed at equipping first responders. In the United States for example, the majority of purchases are made with funding under the ODP equipment grant program. Similar types of programs exist in other countries, but are funded at much lower levels. We expect the opportunity for on-site testing of threatening biological agents to be similar to that of POC tests in the clinical market and that the demand for rapid, accurate results and the attendant benefits thereof will result in higher than average sales growth and profit margins for these tests.

INDUSTRY TRENDS

The environmental testing industry is a multi-billion dollar worldwide industry that as a whole has suffered from declining growth and excess capacity. Consolidation and market recovery are slowly bringing supply back into line with demand3. The environmental laboratory test market is mature and the area of growth is in economically applying accurate and sensitive technologies to rapid on-site testing where the logistical benefits can often save money and lives.

The environmental laboratory system market as a whole has experienced significant consolidation in recent years, resulting in falling test prices and shrinking margins. This is similar to the clinical market where laboratories and providers of laboratory systems experience low profit margins on these services and products.

________________________________________________________________________
1 Frost & Sullivan, Advances in Chemical and Biological Detection Technology, October 2003.
2 The U.S. Department of Homeland Security Office for Domestic Preparedness website.
3 Environmental Business International Inc. Report 113B Environmental Testing and Analytical Services, Summer 2002.

Development of new, rapid on-site tests has largely been the domain of smaller producers and start-up companies. The on-site biowarfare segment has historically attracted little investment due to the relatively small market potential of this segment. Accordingly, for a given biological agent such as anthrax there are fewer products in the market compared to a clinical analyte such as troponin I. Due to the unregulated nature of the market, there was a proliferation of products that claimed the ability to detect environmental anthrax following the anthrax attacks in October 2001. The U.S. Centers for Disease Control (“CDC”) issued a bulletin on October 18, 2001 advising that hand-held devices for the detection of anthrax lacked utility because their analytical sensitivity and specificity was limited by the currently available technology.

As a follow up to their October 2001 bulletin, the CDC conducted an evaluation of available biowarfare detection systems that resulted in an advisory by the White House Office of Science and Technology Policy recommending against the use of rapid anthrax field tests for some applications. While we did provide prototypes of the Anthrax Test for the CDC study, it is our firm belief that the sensitivity and reliability of the RAMP System were not properly evaluated. There is evidence of this in the limited amount of detail that has been released regarding the evaluation. The OSTP advisory has caused considerable confusion in the market and has been a barrier to entry for all on-site tests. We have seen limited success in overcoming the effect of the OSTP advisory despite concerted efforts to educate first responders and providing third party evidence that supports the product claims of the Anthrax Test. However, first responders in New York, Chicago, Houston, Denver, Miami and Washington, D.C. are currently using the RAMP System. See “Item 3 – D. Risk Factors”.

The success of most existing products, in the now growing market, is being limited by their inability to meet market needs in terms of sensitivity and accuracy. The on-site detection market is currently characterized by uncertainty and confusion in terms of specific product needs and standards because of a lack of precedents.

Two major factors that may prevent rapid growth in the on-site testing market are the cost and burden of potential future market controls and regulations and restrictions on testing imposed by government reimbursement and budgeting agencies.

MARKETING PLAN

We market and sell our biodefense products through a network of regional distributors in the United States, and national distributors in certain other countries. These efforts are supplemented by direct sales in some geographical territories. Since October 2002, RAMP biodefense systems have been sold in Canada, the United States, Saipan, Guam, Japan, Italy, Australia, Ireland, Israel, Korea and the United Arab Emirates. Customers include UNMOVIC, the United States Air Force, United States Army, Canadian Department of Defense and Health Canada. RAMP Systems are being used in major U.S. markets including New York, Chicago, Orlando, Philadelphia, Los Angeles, West Palm Beach and Houston.

We believe that trade shows are an effective way for us to access HAZMAT teams. Accordingly, to showcase the RAMP System, we participate in several industry tradeshows and personnel have attended 11 biowarfare testing related conferences during 2003.

We plan to gain market share by differentiating our biowarfare tests from other available products based on the advantages afforded by the RAMP technology namely, superior sensitivity, usability and accuracy – all key purchase criteria. For example, the RAMP System operates on rechargeable batteries and weighs less than five pounds, making it completely portable. Competing products that have similar performance to RAMP weigh as much as 50 to 65 pounds and must be plugged in. See “Item 4 – B. Business Overview - Competition”.

We also plan to commercialize additional tests for priority biothreat agents such that purchasers have a broader menu of RAMP products to select from and to eliminate any perceived advantage of competing products.

COMPETITION

The following table summarizes our known competitors in the rapid on-site environmental biowarfare testing market (note that this table may not include all analytes for which these companies may have tests):

Biological Agent

Company			Botulinum
	Anthrax	Ricin	Toxin	SEB	Brucella	Plague	Tularemia	Orthopox
Alexeter Technologies (1)
New Horizons
Diagnostics
Osborn Scientific
Idaho Technology (2)
Cepheid (3)
Smiths Detection BioSeeq™ (4)
Response RAMP System

(1)	Product includes a portable reader based on reflectance technology. Tests are manufactured by Tetracore Technologies.
(2)	Product weighs 65 pounds and requires 350 Watts of AC power.
(3)	Product weighs 50 pounds and requires 700 Watts of AC power.
(4)	Product is a hand-held instrument.

All products listed in the above table other than those produced by Cepheid and Idaho Technology, are believed to be based on traditional, non-proprietary lateral flow immunoassay technology. Only Cepheid and Idaho Technology claim that their anthrax products can detect less than the estimated infectious dose of 10,000 spores. To our knowledge, Alexeter has never provided either in-house or third party data that verifies the performance of their products, including the claim that their anthrax test will positively detect 100,000 spores. In a study conducted at the Florida Department of Health and published in the July 2003 Journal of Clinical Microbiology, the Alexeter anthrax test gave a positive result in only one of eight samples tested at the 100,000 spore level. Cepheid’s Smart Cycler DNA amplification system and Idaho Technology’s Thermocycler require training and are generally considered to be small laboratory systems and not portable, on-site systems.

In addition to the competitors listed above, we believe that a number of diagnostics companies have an active interest in biowarfare testing and, as well as being potential competitors, are also potential business affiliates. Other companies that may have the potential to become competitors in rapid on-site biowarfare testing include: Cyrano Sciences, Roche Diagnostics, Mayo Clinic and Cellomics Inc.

We believe that RAMP has several advantages over currently available on-site detection products including lower cost, improved accuracy, higher sensitivity, longer shelf life, more flexible storage conditions and quicker results. See “Item 4 – B. Business Overview – The RAMP® Technology”.

REGULATORY APPROVAL

There are currently no regulatory approvals or clearances required to market on-site environmental biowarfare tests in North America. There appears to be some support from the market for regulatory oversight of such testing, and regulatory agencies such as the FDA may in the future impose substantial requirements upon the development, manufacturing and marketing of devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution, by requiring labeling, registration, notification, clearance or approval, record keeping and reporting. While additional regulatory requirements will make it more difficult for poorly performing products to participate in the market, they could also significantly increase the time and cost for companies to bring new tests to market, creating a barrier to entry.

The lack of regulatory oversight in the biodefense industry means there is virtually no independent data available for a customer to verify a manufacturer’s product claims. Since launching our Anthrax Test, we have aggressively pursued third party validation of the product’s performance. As a result, the Anthrax Test has been evaluated at four sites in the United States and Canada: DRDC Suffield4, a division of the Canadian Department of National Defence; the Maryland State Department of Health5; Intertox Inc.6, a Seattle-based public and occupational health firm; and Edgewood Chemical Biological Center, part of the U.S. Army's Aberdeen proving ground7. Data from these four evaluations shows conclusively that the Anthrax Test meets or exceeds its product claims of reliably detecting less than 4,000 live spores, with 99-per-cent confidence in specificity. The U.S. CDC defines a lethal dose of anthrax as 10,000 spores.

In the fall of 2002, the Association of Analytical Communities International in conjunction with the U.S. Department for Homeland Security struck a committee consisting of government and industry representatives to evaluate the effectiveness of commercially available hand-held assays for the rapid detection of anthrax and put in place a body of standards to which hand-held assays will be required to conform. The first in a series of studies was begun at Dugway Proving Ground in August 2003 and we and several competitors are currently participating in the study. It is expected that the studies will be completed by the summer of 2004.

INFECTIOUS DISEASE TESTING MARKET

In June 2003, we began development and commercialization of our first product for the infectious disease testing market, a rapid, on-site test to detect the presence of West Nile Virus in mosquitoes and certain birds, common carriers of the virus. Following verification testing of the product at the Canadian National Microbiology Laboratory and the United States Centers for Disease Control in late summer 2003, and field-testing of the product in Pennsylvania in the fall of 2003, we commenced commercial sales of the West Nile Virus test in November 2003.

West Nile Virus

West Nile Virus was first isolated in 1937 in the West Nile district of Uganda. The virus causes flu like symptoms in humans and in certain circumstances can attack the central nervous systems leading to paralysis and/or death. By 1999, the presence of West Nile Virus detected in North America in the New York City area. That year, there were 62 confirmed human cases of illness in the United States, mostly in elderly people, and seven deaths resulting from the virus. By the end of 2001, the virus had spread to 27 states and Washington D.C., with 66 confirmed human cases of illness, including nine deaths. During 2001, West Nile Virus was detected for the first time in Canada.

Transmission of the disease to humans occurs when a mosquito bites an infected host, usually a crow or blue jay, and then in turn bites a human being. Very little West Nile Virus is needed to cause viral replication and manifest as symptoms in an infected person. In North America, West Nile Virus has a specific season, which begins in about May and ends in about September, when the temperature drops, and the mosquitoes die.

Market and Marketing Plan

Currently, public health management of West Nile Virus is primarily handled through surveillance and testing of the virus in mosquito populations on a regional basis throughout North America. Testing protocols, if they exist at all, differ widely from region to region. Generally, screening is done using Vectest – an inexpensive, portable immunoassay that has been on the market since 2000, and/or laboratory analyzers performing a PCR (polymerase chain reaction). Laboratory analyzers are the “gold standard” and are highly accurate - but time consuming and expensive. Conversely, Vectest has certain performance limitations such as lack of sensitivity in mosquitoes. This performance gap has created the opportunity for a portable, highly sensitive screening test that can be used in both mosquitoes and crows.

The market for our West Nile Virus test is comprised of the following end users: state epidemiology/veterinary labs, mosquito control organizations, mosquito control districts and military sites. U.S. state government testing figures for 2002 - 2003 indicated that the average state tested approximately 3,500 mosquito pools and 1,000 birds. It is estimated that approximately 279,000 tests are performed throughout North America each year to screen for West

_______________________________________________________________________
4 Defence Research and Development Canada website.
5 Maryland State Department of Health website.
6 Intertox Inc. website.
7 The U.S. Army Aberdeen Proving Ground website.

Nile Virus. Dependant upon the state or county, up to 100% of the tests may be performed using Vectest. We expect initial sales will be derived from a mixture of both direct sales and sales generated via distribution partners. To this end, on December 1, 2003, we entered into an exclusive distribution agreement with ADAPCO Inc., the largest distributor of mosquito control products in the United States.

Regulatory Approval

As our West Nile Virus test is performed on mosquitoes and animals but not humans, at this time there are no regulatory requirements governing the marketing or sale of the product.

POC CLINICAL DIAGNOSTICS

In vitro diagnostics (“IVD”) is defined as the detection of various substances found in bodily fluids (for example, whole blood, plasma, serum and urine) where the sample is processed outside the body. POC testing is an emerging area within the IVD market and is generally defined as in-vitro diagnostic tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. POC tests are performed in clinics, physician offices, operating rooms, emergency rooms, recovery units, intensive care units, general wards or in a patient's home. They have a simple format, require minimal sample manipulation, produce results in less than fifteen minutes and can be used by non-laboratory personnel with minimal or no training. So called "near-patient" testing performed by trained personnel in laboratories using laboratory analyzers is not considered to be POC testing.

While immunoassay based tests consist of approximately 250 medical tests for analytes such as cardiac markers, hormones, therapeutic drugs, infectious diseases and cancer, this segment of the market remains relatively untapped by POC products. We believe that the success of immunoassay-based POC products to date has been limited by one critical shortcoming - the inability of such tests to provide the accurate, quantitative measurements required by the majority of test situations. Accordingly, immunoassay-based medical tests that require precise quantification of the target analyte have largely remained the domain of laboratory-based analyzers. As a result, we believe that a quantitative POC platform with the attributes of RAMP could capture a large portion of this market, and also grow the overall market for some tests.

CARDIAC TESTS

The first clinical tests that we have developed are for the quantification of cardiac markers. Cardiac markers are biochemical substances that are released by muscles into the bloodstream after the muscle has been stressed. Since the heart is a muscle, elevated levels of these markers can be diagnostic of a heart attack.

Serial measurement of biochemical markers is now universally accepted as an important determinant in the diagnosis of a heart attack. The ideal cardiac marker is one that has high clinical sensitivity and specificity, appears soon after the onset of a heart attack, remains abnormal for several days following a heart attack, and can be assayed with a rapid turnaround time8. Today, there is no single marker that meets all of these criteria, thus necessitating testing for multiple cardiac markers. The biochemical markers that are commonly used by physicians to aid in the diagnosis of a heart attack are myoglobin, CK-MB, troponin I, and troponin T. As seen in the figure below, cardiac markers follow a specific, predictable pattern of release kinetics following a coronary event. The differences in the time that it takes each marker to reach peak concentration has made it standard practice for clinicians to make use of at least two different markers in tandem, an early marker such as myoglobin and a later one such as troponin I.

_______________________________________________________________________
8 Adams JE, III., Clin Chem Acta, 1999.

Release of Cardiac Markers into the Bloodstream Following a Heart Attack9

The turnaround times for results from a hospital lab vary from two to four hours due to the necessity of test ordering and specimen collection, specimen transport, sample preparation, test completion, reporting and interpretation. By contrast, we believe that POC testing with products such as RAMP could provide doctors with the information they need to diagnose and treat heart attack patients within 15 minutes. In most cases, this is more likely to be within the critical window of time before irreversible heart damage or death occurs. The RAMP System is expected to aid in the diagnosis of heart attack by enabling physicians to easily and frequently monitor changes in the levels of a patient’s cardiac markers. Early access to this information enables physicians to use accelerated care protocols, which are intended to drive earlier and better treatment decisions.

INDUSTRY TRENDS

The value of the worldwide IVD market is approximately U.S.$35 billion10. Immunoassay-based tests comprise over 30% of this market. Nearly 90% of industry sales are currently in developed countries with stable health care infrastructures in North America and Europe and in Japan. However, the industry expects that future growth could be relatively greater in undeveloped markets, such as China.

Seven major companies (Abbott Diagnostics, Johnson & Johnson Inc., Becton - Dickinson and Company, Dade Behring Inc., Roche Diagnostics Corp., Beckman Coulter Inc. and Bayer Diagnostics) account for 70% of sales in the IVD market. Hospital and reference laboratories account for 80% of IVD sales. POC diagnostic tests make up the remaining 20% of sales in the IVD market11.

The highly automated systems found in laboratory settings are designed to handle large volumes of patient samples. Although both capital and labor-intensive, economies of scale can result in low per-test costs, but turnaround times can vary from several hours to days. We believe that the attendant costs of these delays far outweigh any possible per-test cost savings of a lab test over a POC test, particularly in critical care situations, where time is of the essence while healthcare professionals wait for test results. As a result of new technologies, we believe there has been a gradual shift towards the use of advanced POC tests. POC tests provide rapid results and help the physician to treat patients quickly.

_______________________________________________________________________
9 Wu AHB, Introduction to Coronary Artery Disease (CAD) and Biochemical Markers, 1998.
10  Forbes magazine website, October 27, 2003.
11  Point-of-Care Testing, C P Price, 1999.

Development of new POC tests has largely been the domain of smaller producers and start-up companies. Larger companies that primarily manufacture and market a wide variety of laboratory-based systems have attempted to maintain their market position by purchasing or investing in these companies. Examples include:

•	Abbott Laboratories' purchase of Murex for $351 million in 1998 (qualitative infectious disease monitoring).

•	Abbott Laboratories' 12% investment in i-STAT at $17/share, totaling $34 million in 1998 (quantitative POC blood gas).

•	Kimberly Clark Corporation’s purchase of Ballard Medical for U.S.$774 million in 1999.

•
Sigma Aldrich Corp.’s purchase of First Medical, Inc. in 2000 for $83 million, $60 million of which is contingent upon First Medical meeting sales and growth targets (quantitative near-patient testing platform). First Medical has since gone out of business.

•	Abbott Laboratories’ intention to purchase all remaining shares of i-STAT at U.S.$15.35/share, announced in December 2003. Total value of the transaction approximately U.S.$392 million.

Based on current trends, we believe that the pressure being put on hospitals and physicians by health care providers and insurers to reduce costs has spurred the development of new POC products. An outcome study conducted in the early days of POC testing showed that, restructuring with POC tests results in a cost saving of 48% due to the reduced amount of labor required to perform the multiple steps inherent in the traditional testing process12. This finding was independent of the test category (such as STAT tests, where laboratories are requested by their clients to provide test results on a priority, or "STAT" basis, or standard central laboratory requests) and irrespective of whether the laboratory had dedicated staff associated with its operation.

According to CP Price in Point-of-Care Testing, the top five stated motivators for adopting POC technology are13:

1.	Faster turnaround time;

2.	Improved patient outcomes;

3.	Reduced staffing / labor costs;

4.	Portability / mobility; and

5.	Reduced cost per test.

MARKET

We believe that the success of certain POC products provides evidence that the market will accept quantitative POC products.

With an installed base exceeding 30,000 analyzers, I-STAT Corporation holds a 54% market share in POC testing of blood gases and electrolytes14. I-STAT reports that the use of their product results in an approximately 20% cost savings to the hospital over conventional lab testing when product cost and labor are considered15. We believe that this demonstrates the market’s acceptance of POC testing in hospital wards - a setting where clinical laboratories are readily accessible but timely results are not.

The large growth in blood glucose monitoring that followed the introduction of POC testing to diabetes management illustrates another important point. By addressing unmet medical need, the introduction of POC products can significantly grow a market by complimenting traditional testing methods.

_______________________________________________________________________
12 Response Biomedical Scientific Advisory Board survey, 1998.
13 Point-of-Care Testing, C P Price, 1999.
14 I-STAT corporate profile and Fourth Quarter Report, 2002.
15 I-STAT corporate profile and Fourth Quarter Report, 2002.

Major factors that may prevent rapid growth in the POC testing market are:

•	Cost and burden of market controls and regulations;

•	Restrictions on testing imposed by health care reimbursement agencies;

•	Managed care contracts with reference laboratories; and

•	Manufacturers’ inability to demonstrate POC "cost effectiveness".

We believe that it can take advantage of the trends in the global POC market, and do so relatively quickly and competitively. We plan to commercialize RAMP tests for the quantification of other analytes such as hormones, therapeutic drugs, infectious diseases and cancer markers. There is no assurance that we will be successful in our efforts in this regard. See “Item 3 – D. Risk Factors”.

MARKETING PLAN

The RAMP cardiac tests are intended for use primarily in hospital emergency rooms and walk-in clinics around the world. To minimize time to market, we intend to launch our clinical products in countries where the regulatory requirements are the least onerous. Thereafter, we will introduce our products in more regulated markets such as the United States and Canada, once regulatory clearances for such markets are obtained. See “Item 4 – B. Business Overview – POC Clinical Diagnostics – Regulatory Approval”.

RAMP clinical products will be targeted in the three major locations at which clinical or human health POC testing is currently being used or is likely to occur, namely:

1.
Hospital POC market: Tests for heart attack, blood clots and stroke, infectious disease, diabetes and therapeutic drug monitoring for use in emergency rooms, operating suites, intensive care units, intermediate care units, recovery units, general wards, outpatient clinics, nursing homes and emergency transport services;

2.	Physicians office and satellite facility market: Tests for diabetes, infectious diseases and wellness for use in physicians' offices, walk-in clinics, and outpatient surgery centers; and

3.	Home-use, "over-the-counter" market: Includes tests for therapeutic drug monitoring.

Marketing Partners

We plan to enter the clinical market by partnering with well-established companies who will use their existing networks and resources to distribute and market RAMP products to the end-user. The process of identifying and forming co-development and corporate partnering business affiliations is a central component of our strategy in the medical diagnostics market.

We currently have three such relationships with regional distributors in China, Korea and Turkey.

Although discussions are ongoing with additional prospective partners, we have not signed any other marketing partners for our clinical products at the present time other than as described above, and there is no guarantee that any additional partners can be secured on acceptable terms. See “Item 3 – D. Risk Factors”.

COMPETITION

The medical POC test market is comprised of five basic categories: clinical chemistry, hematology, immunoassay, blood glucose and urinalysis and miscellaneous other tests. Dozens of companies sell qualitative POC tests in these markets. Few companies however, participate in the quantitative POC immunoassay market. The following table summarizes our key competitors in the POC testing market.

Competitors in Medical POC Testing Markets

Company	Test Market Segment
	Cardiac Markers	Drugs of Abuse	Infectious Disease	Pregnancy / Ovulation	Blood Gases (1)
Biosite Diagnostics Inc.
Quidel Corporation
i-Stat Corporation	(2)
Spectral Diagnostics Inc. (3)
Metrika Laboratories Inc.
Response Biomedical Corp.

(1)
The RAMP System cannot be used to test for blood gases, which is currently the largest part of i-Stat Corporation's market. Note that the i-STAT Analyzer is a biosensor that also allows users to run the Abbott MediSense® glucose strips.

(2)	Troponin I only.
(3)	Spectral Diagnostics Inc. sells qualitative POC tests. All other companies listed in the table above sell quantitative POC tests.

Certain of the competitors listed in the table above have stated their intention to broaden their category offerings.

In addition to the key competitors listed above, we believe that each of the major diagnostics companies has an active interest in POC testing and, as well as being potential competitors, are also potential business affiliates.

Since 1999, Biosite Diagnostics Inc. (“Biosite”) has sold a three-in-one quantitative immunoassay and reader system for cardiac markers (CK-MB, troponin I and myoglobin) and is currently one of the leading participants in quantitative POC cardiac testing on the basis of market share, revenues and technology16. Based on published list prices for the Biosite products and data from the recently completed multi-site clinical study entitled “Evaluation of the RAMP® CK-MB & RAMP Cardiac Troponin I Assays Versus The Biosite® Triage® Cardiac Panel, as Compared to the Dade Dimension Rxl System, Using Whole Blood From Normal Subjects and Patients with Symptoms of Suspected Acute Myocardial Infarction”, we believe that RAMP will have several advantages over the Biosite product including cost and product performance.

In September 2003, i-STAT Corporation announced that it had received FDA 510(k) clearance to market a 10-minute Troponin I test for use on the i-STAT Portable Clinical Analyzer, a biosensor based technology. The Troponin I test is the only cardiac marker assay available from i-STAT; however, several different test cartridges are available for determining other parameters in whole blood, predominantly electrolytes and blood gases.

Other technologies that may compete against RAMP in the future by delivering highly sensitive, quantitative results, for some POC tests include immunosensors or biosensors and nanotechnologies. Immunosensor and biosensor methods use specific binding molecules such as antibodies to generate a measurable signal as a direct result of their binding to their target molecule (or analyte). These technologies are extremely complex and have been under development for many years with limited commercial success. Although methods of testing using biosensors and nanotechnology can be fast, they generally suffer from a significant lack of sensitivity. Biosensors are now in limited use for selected diagnostic applications, most notably for blood glucose monitoring. Nanotechnology is a relatively new and growing field that deals with the use of inert micro-etched wafers, or chips, to provide templates for chemical, biochemical, and biological processes.

Much of the research effort for recent diagnostic testing has been directed toward the development of DNA hybridization probe tests. These tests identify specific gene sequences that can be associated with certain genetically based disorders, infectious diseases and the prediction of predisposition to certain medical conditions such as cancer. Several companies, such as Becton-Dickinson and Gen-Probe Inc. are now marketing specific probe tests for infectious diseases such as tuberculosis, hepatitis, legionnaires disease and vaginitis. DNA probe technology is useful for gene markers that have been shown to be associated with specific disease states or clinical conditions.

_______________________________________________________________________
16  Biosite Diagnostics Inc. 2002 Annual Report.

Although more useful gene sequences are being discovered all the time, we believe they will not displace the need for high-sensitivity immunoassays; there is, for instance, no genetic change when a person has a heart attack. In addition, the RAMP format may be applicable to hybridization probe methods if a need is found for these tests to be quantitative and at the POC.

An emerging and potentially eclipsing application of genetic testing is the blood virus screening market. Currently, tests such as AIDS (HIV-1 and HIV-2) detect antibodies to the virus in the patient, which indicates exposure. While direct virus tests are not sensitive enough, genetic tests with amplification, such as polymerase chain reaction (“PCR”), may provide a sensitive and effective means to detect virus infection before the antibody levels rise.

REGULATORY APPROVAL

The U.S. FDA, the TPD and comparable agencies in foreign countries impose substantial requirements upon the development, manufacturing and marketing of drugs and medical devices through the regulation of laboratory and clinical testing procedures, manufacturing, marketing and distribution, by requiring labeling, registration, notification, clearance or approval, record keeping and reporting.

Prior to sale in the United States, most RAMP products will require pre-market notification by a filing with the FDA called a 510(k) clearance. A 510(k) submission claims substantial equivalence to a similar, previously cleared product and normally takes about 100 days for approval once a submission is made. Some RAMP tests may have applications, intended uses or detect analytes for which there are no equivalent products on the market. In such cases, the test will require pre-market approval, a process that includes clinical trials to prove safety and efficacy of the product. Including clinical trials, the pre-market approval process can take up to two years.

In Canada, in vitro diagnostics are regulated by the TPD and are licensed for sale by submission to the TPD. The timeline for approval is similar to that of the FDA’s 510(k) process. As of January 2003, all new and existing class II, III and IV Medical Device Licenses (“MDL”) in Canada required a valid ISO 13485 or ISO 13488 Quality System Certificate from a registrar recognized by the Canadian Medical Devices Conformity Assessment System (CMDCAS). We have undergone a preliminary audit with a CMDCAS-recognized registrar and a compliance audit has been scheduled for March 2004. If there is a delay in our receiving a quality system certificate it will negatively impact the timing of applications for any new MDLs in Canada and may result in the loss of our existing MDL. There is no guarantee that we will obtain the required Quality Systems Certificate and should we fail to obtain the Quality Systems Certificate, we would not be able to sell our RAMP products in the Canadian market.

In Japan, both an evaluation by the scientific regulatory body, Keseisho, and a product license from the Ministry of Health are required prior to sale. The entire process takes 9 to 12 months.

As of December 7, 2003, all medical devices sold in the countries of the European Union (“EU”) have to be compliant with the EU In Vitro Device Directive (“IVDD”). All new in-vitro diagnostic devices must bear a mark, called the CE Mark, to be marketed in the EC after that date. The regulatory requirements for marketing are based on the classification of the individual marker (analyte) and the EC member countries are not allowed to impose any additional requirements on medical device manufacturers other than the language used in product labeling. In April 2003 we fulfilled the requirements of the IVDD Essential Requirements for the three RAMP cardiac tests and, through the EC Declaration of Conformity, are entitled to apply the CE Mark to these products. In the future, if we cannot obtain certification to the required ISO standard for new products, certain European markets will not be accessible.

In other parts of the world, the regulatory process varies greatly and is subject to rapid change. Many developing countries only require an import permit from their own government agency or proof of approval from the regulatory agency in the manufacturer’s country of origin. We require our marketing and distribution partners to ensure that all regulatory requirements are met in order to sell RAMP tests in their respective territories.

We have experience setting up and conducting clinical studies. Clinical consultants are used to support in-house resources where necessary to develop protocols and prepare regulatory submissions for government agencies such as the FDA and the TPD. We completed multi-center clinical trials for the RAMP Myoglobin Assay and the RAMP Reader in 2001 and for the RAMP CK-MB Assay and the RAMP Troponin I Assay in November 2003. Marketing

clearance for the Myoglobin Assay and Reader was received in 2002. We filed 510(k) submissions with the FDA in early December 2003 for the CK-MB Assay and the Troponin Assay.

OPERATIONS AND MANUFACTURING

We sell RAMP Systems for clinical and environmental use. A RAMP System consists of either a clinical or environmental Reader and Kits of applicable RAMP tests. Each Kit contains all the materials required to perform 25 tests. Outwardly, the environmental and clinical Readers are distinguishable only by color. A clinical Reader will not run an environmental test and an environmental Reader will not run a clinical test. We manufacture all Kits in-house in order to maximize return on investment, protect proprietary technology, and ensure compliance with government and internal quality standards. Kit manufacturing includes reagent and component production, cartridge assembly and final packaging. The Reader is produced by a contract medical device manufacturer and received by us as an incoming component of the RAMP System.

The current manufacturing capacity is approximately 15,000 tests per month. The rate-limiting step involves certain packaging activities that, if addressed with additional employees or specialized equipment, would double capacity of the current manufacturing process. Scale-up plans have been developed to ensure that manufacturing capacity is available in advance of demand. The space available for manufacturing operations in our current facility would allow for the production of approximately 100,000 tests per month with additional equipment. We may have to raise additional capital in the future to meet any significant demand for our products. See “Item 3 – D. Risk Factors”.

We coordinate all support operations including customer support, technical and instrument service, production planning, shipping and receiving from our corporate headquarters in Burnaby, British Columbia. Simple manufacturing processes mitigate the need for a highly specialized workforce and, based on labor availability, we do not anticipate any difficulty in meeting our human resource needs.

Where possible, we will require distribution and marketing partners to provide a six-month rolling forecast in order to ensure timely and adequate product supply and to allow efficient production, materials, shipping and inventory planning. See “Item 3 – D. Risk Factors". We plan to meet cost and quality targets through strict scale-up validation procedures and by negotiating supplier agreements for key materials. Final packaging, inventory storage and product distribution to marketing partners will be managed in accordance with individual partner agreements.

The primary raw materials for a test cartridge consist of: antibody reagents; cellulous nitrate membrane paper and injected molded plastic parts to act as a housing for the cartridge assembly. Additionally there are several miscellaneous peripherals required to enable the test to be effective including a pipette (for placing the sample being tested into the cartridge), specially designed tips for the pipette, and a solution for diluting the test sample. The antibody reagents are generally the most costly and critical component of the RAMP cartridge and can account for in excess of 30% of the cost of each cartridge in its final form.

SUPPLIERS

Most of the raw materials for the RAMP system are easily obtained or manufactured by a wide variety of suppliers. The main exceptions to this are the specific antibody reagents used for each test. Antibodies are often only available from a limited number of scientific supply companies and can vary widely in quality and expense, depending on the test. From time to time, antibodies can also be sourced from research, academic and government organizations. In certain situations where we have located a particular antibody or other key reagent of importance, if we believe it is prudent to do so, we may enter into a supply contract with the reagent supplier to ensure a consistent and reliable supply of reagent material.

Although we regularly evaluate alternately sourced reagents as they become available, the anthrax reagents currently being used are the only ones available that provide acceptable performance of the Anthrax Test. However, we believe that the recent demand for biowarfare tests has caused other suppliers to initiate development and production of appropriate reagents. See “Item 3 – D. Risk Factors”.

Any interruption in the supply of a sole-sourced component or raw material would have a material adverse effect on the ability to manufacture these products until a new source of supply is qualified and, as a result, would have a material adverse effect on our business and financial condition. In addition, an uncorrected impurity or variation in a raw material, either unknown to us or incompatible with our manufacturing processes could result in products that, if developed, may require us to enter into additional supplier arrangements. If we are not able to enter into such additional supplier arrangements on commercially reasonable terms, or at all, there could be a material adverse effect on our ability to manufacture products. See “Item 3 – D. Risk Factors”.

CUSTOMER AND TECHNICAL SERVICES

For rapid and sustained sales growth, we believe it is important to ensure that customer service, technical service and instrument service for all products be provided at a level of excellence defined by the end customers. Customer service (order entry, product information, pricing and availability), conducted by trained and service oriented representatives, is an integral part of delivering RAMP products to customers.

Technical service for RAMP medical and environmental products includes providing the end-user with general information on the safe and effective use and application of the product. A formal procedure for recording, reviewing and responding to customers' technical questions, issues, or any problems that result in a customer complaint has been implemented under our Quality System.

We intend to maintain service contracts for our Readers in order to ensure prompt replacement, repair, accurate tracking, and complete documentation of serviced units when necessary. As with the test cartridges, any problems or complaints regarding medical Readers will be dealt with appropriately to meet regulatory requirements.

INTELLECTUAL PROPERTY

We rely on a combination of patents, trademarks, confidential procedures, contractual provisions and similar measures to protect our proprietary information. To develop and maintain our competitive position, we also rely upon continuing invention, trade secrets and technical know-how, and require our employees to enter into non-disclosure and non-competition agreements to protect proprietary information that is not patented.

PATENTS

To date, our patent estate with regards to the RAMP technology is as follows:

Patent Name	Jurisdiction	Patent or Application Number	Status
Quantitative Immunochromato- Graphic Assays (1)	United States UK Canada Japan	U.S. 5,753,517 EP 0 890 103 2,250,242 09-535359	Issued Issued Filed Filed
Compensation for Non-Specific Signals in Quantitative Immunoassays (2)	United States	U.S. 6,509,196	Issued
Compensation for Variability in Specific Binding in Quantitative Assays (2)	United States PCT (all regions)	U.S. 09/817,781 PCT/US02/08284	Filed Filed
Sensitive Immunochromatographic Assay (2)	United States PCT (all regions)	U.S. 10/120,774 PCT/CA03/00539	Filed Filed

(1)	Filed on behalf of the University of British Columbia (“UBC”) and subject to an exclusive license granted to us by UBC. See “License from UBC” below.
(2)	Assigned exclusively to us.

We are paying all the costs for prosecuting the patent applications listed above and, once patents are issued, are responsible for the cost of maintaining and defending the patents until they expire, typically 20 years from the filing date.

License from UBC

We entered into an agreement with the University of British Columbia (“UBC”) effective October 9, 2003, pursuant to which UBC granted us an exclusive, geographically unrestricted license to use and sublicense certain issued patents and pending patent applications related to the RAMP technology and to manufacture, distribute and sell products developed in connection therewith.

In consideration for these rights, we paid a non-refundable license fee of $10,000 upon execution of the agreement and is required to pay a royalty equal to 2% of revenues from the sale of products derived from the RAMP technology, subject to a minimum royalty of $10,000 per annum payable on a quarterly basis for nine years from July 1, 2003. In the event we sublicense the underlying technology, we are obligated to pay to UBC a further royalty based on a percentage of sublicense revenues as follows:

(a)	20% on the first $1 million of sublicensing revenue in each calendar year, and

(b)	10% of sublicensing revenue which exceeds $1 million in each calendar year.

The term of the agreement is for the life of the licensed patents; however, UBC may terminate the agreement in the event we have a change of control or we initiate proceedings under the Bankruptcy and Insolvency Act (Canada).

TRADEMARKS

We have registered “RAMP” and our “R” logo and design in the European Community, Canada and the United States. “RAMP” has also been registered in China.

C. ORGANIZATIONAL STRUCTURE

Not applicable.

D. PROPERTY, PLANT AND EQUIPMENT

FACILITIES

Currently, we are renting approximately 12,000 square feet in a multi-tenant facility located in Burnaby, British Columbia on a month-to-month basis. We are in the process of negotiating a formal sublease with the main tenant. The facility is designed specifically for biomedical research and related commercial activities and includes office, warehouse laboratory and manufacturing space. We believe that the current facility is adequate for the next two years. Although we will monitor our production capacity against forecast, there are no plans for building a dedicated facility at this time.

The majority of the research and development work conducted by us are performed in a biohazard level (“BL”) 1 laboratory. Certain of our activities however are performed in a BL2 contained laboratory, which has special ventilation requirements. The BL2 facility is certified on an annual basis in accordance with these requirements.

As part of our development and manufacturing process, biomedical waste, primarily in the form of blood samples, is generated. This material is sterilized and then disposed of through normal waste pickup. We do not handle or produce dangerous biological materials and there are no special environmental issues that affect our production capability.

EQUIPMENT AND OTHER PROPERTY

As at September 30, 2003, we owned tangible fixed assets with a book value of $307,057, consisting primarily of manufacturing equipment and molds, laboratory furniture and equipment and office furniture and equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes therein, which are prepared in accordance with Canadian GAAP. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect our consolidated financial statements are described in Note 17 to the audited consolidated financial statements.

We have not been profitable since inception and expect to continue incurring operational losses for some time as we are in the early stages of commercializing our products. These losses are due primarily to the expansion of our research and development programs, and also include marketing and business development costs, as well as general and administrative costs. Since inception, we have financed our operations and capital expenditures primarily through equity and debt offerings and, to a much lesser extent, government grants.

We have recently begun to generate revenues from product sales, and it is uncertain whether revenues will be sufficient to sustain our operating requirements and growth. We may be required to obtain additional sources of funding from equity financing, debt financing, trade receivables factoring and, to the extent negotiated, partnering, licensing and collaborative research agreements. All or a portion of the payments that may be received under these agreements will likely be conditional on our achieving certain development milestones.

A. OPERATING RESULTS

GENERAL

Beginning in the fourth quarter of fiscal 2002, we have transitioned from a research and development company to a company with commercial sales of RAMP products, predominantly in the biodefense marketplace. As part of the transition, we have put in place a manufacturing and sales and marketing infrastructure and anticipate that business operations will be driven primarily by sales and marketing opportunities. Research and development is being refocused on existing product enhancement and developing new tests to be used with the RAMP technology. As at December 31, 2003, sales related to RAMP systems (including cartridge sales) of approximately $920,000 have been realized. With commercial sales just over a year old, it is extremely difficult to make any predictions at this time and future sales results are highly uncertain. See “Item 3 – D. Risk Factors”. Sales are largely to United States government-related organizations, which are characterized by long sales cycles and procurement processes, in large part tied to the release of government grants from the Office of Homeland Security. We have observed that grant funds used to purchase biodefense products have been very slow to be allocated to end users. Additionally, it is highly probable that new regulations will be developed to govern products involved in the detection of biowarfare agents and it is possible that these regulations may in fact significantly impede our ability to access the United States market.

We have recently begun sales of the RAMP system for the clinical market primarily for evaluation purposes. We anticipate that we will undertake our commercial launch sometime in the first half of 2004 subject to receiving FDA regulatory clearance for our CK-MB and Troponin I tests. We are currently in discussions with a number of potential medical supply distributors for the RAMP Reader and clinical tests. However, it is difficult to predict at this time what level of sales we can expect to obtain, if any.

Results of operations for fiscal 2002 and 2003 include revenues from the commercial launches of our environmental testing products – Anthrax Test (May 2002), Ricin Test (November 2002), Box Tox Test (November 2002) and Pox Test (May 2003). With the commercial introduction of our West Nile Virus test, we have just begun limited sales and marketing activity of this product. Although initial market reaction to the West Nile Virus test appears favorable, it is still too early to make predictions regarding sales performance.

INTERIM PERIOD FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002

The net loss for the three-month period ended September 30, 2003 was $1,225,291 or $0.03 per share compared to a net loss of $1,191,563 or $0.03 per share for the same period in 2002. The net loss for the nine-month period ended September 30, 2003 was $3,171,735 or $0.07 per share compared to a net loss of $3,735,410 or $0.09 per share for the same period in 2002.

Total revenues of $255,825 were earned during the three-month period ended September 30, 2003. Sales of RAMP readers and test kits to customers in Canada, United States, Middle East and Asia, generated $103,186 in revenue. Additional revenue income of $152,639 was earned from service contracts including RAMP miniaturization and a biodefense project. For the nine-month period ended September 30, 2003, we generated revenues of $498,068 from RAMP sales and $408,241 from contract revenue for total revenues of $906,309.

The cost of goods sold includes costs to produce products for both product sales and service contracts since the provision of products was a material component of service contracts. Cost of goods sold for the three-month period ended September 30, 2003 was $191,854 or 75% as a percentage of total sales and for the nine-month period ended September 30, 2003 was $589,459 or 65% of total sales compared to nil for the same periods last year. We expect that our gross margin will be maintained for the remainder of the year and then begin to increase as manufacturing overheads are spread across greater production volume.

Marketing and business development expenses increased to $252,623 for the three-month period ended September 30, 2003 compared to $136,506 for the same period in 2002. The 85% increase was largely due to increased payroll, advertising and selling fees. Salaries and benefits increased $40,000 with the addition of two sales and marketing employees and an in-house graphic designer. Advertising and promotion costs for the three-month period ended September 30, 2003 was $36,000 greater than the same period last year due to the expensing of certain demonstration readers and test cartridges used for marketing purposes. Selling fees include $14,000 in fees to distributors for facilitating biodefense sales, $5,000 for product promotion and $4,000 for third party biodefense training. Additionally there was a $10,000 increase in travel expenses resulting from travel to a greater number of locations for trade shows, providing on-site demos and training to product representatives and key industry personnel.

For the nine-month period ended September 30, 2003, marketing and business development expenses increased to $643,023 compared to $309,974 for the same period in 2002. The 107% increase is due to selling fees, increased advertising, conferences and related travel and payroll. Selling fees increased by $58,000 for end user training, fees paid to distributors for facilitating sales, contracting of direct marketing support and product promotion. An increase in advertising and promotion costs of $47,000 for the nine-month period ended September 30, 2003 was related to a greater number of demonstration readers and test cartridges being expensed for product promotion purposes as well as higher usage of trade magazine advertisements. Travel increased by $49,000 to support attendance at an increased number of trade shows, end user training, conferences and presentations to industry experts. Departmental payroll increased by $144,000 as the impact of additional sales and marketing employees hired following the third quarter of 2002 were realized.

Research and development expenditures decreased to $540,458 for the three-month period ended September 30, 2003 compared to $832,516 for the same period in 2002. The 35% decrease is mostly due to reduced patent and product development costs which were only $3,000 during the three-month period ended September 30, 2003 compared to $194,000 for the same period in 2002. Product development costs decreased $49,000 compared to the same period last year primarily as a result of the completion of Anthrax product validation and Troponin I activity testing and design and engineering for the RAMP reader in 2002. The decrease was partly offset by a $22,000 increase in materials consumed for development of the West Nile Virus test, further enhancing performance characteristics of our clinical and environmental tests, as well as materials consumed in support of clinical trials for CK-MB and high sensitivity Troponin. We incurred an increase of $35,000 in professional fees related primarily to clinical trials, product development and preliminary costs in preparation for relocation to a new facility with increased lab space. Costs relating to contractors hired for development of manufacturing processes and R&D were comparable to last year.

Research and development expenditures for the nine-month period ended September 30, 2003 decreased to $1,652,723 compared to $2,108,329 the same period in 2002. The 22% decrease results from reduced patent, product development and consumable costs. Patent costs decreased by $229,000 primarily due to the completion of a comprehensive patent review process initiated in 2002. Product development costs decreased by $172,000 and consumable materials costs declined by $125,000. Most costs during the nine-month period ended September 30, 2003 related primarily to enhancing performance of commercially available biodefense products, rapid development of our new West Nile Virus test and support for clinical trials of CK-MB and high sensitivity Troponin. In 2002, when significant costs were being incurred for general supplies, development of environmental and clinical test cartridges, reader development and third party costs for development of Troponin. Additionally, increased consulting costs of $216,000 required to conduct feasibility studies for RAMP miniaturization costs, new test development, documentation of manufacturing processes in preparation for ISO 13485 standardization were partially offset by a decrease in salary costs of $137,000 that corresponded to the re-allocation of labor resources to manufacturing.

General and administrative expenses increased by 38% to $335,794 for the three-month period ended September 30, 2003 compared to $244,080 for the same period in 2002. This was primarily due to an increase of $97,000 utilized to support enhanced investor relation activities in North America and Europe including associated travel costs. Legal costs increased by $15,000 compared to the same period last year.

General and administrative expenses decreased to $879,646 for the nine-month period ended September 30, 2003 compared to $938,058 for the same period in 2002. Cost reductions of $41,000 were realized in corporate communications due to the in-house production of investor information, and a further reduction of $35,000 due to reduction in stock-based compensation relating to consultants. Also in 2003, we incurred no license or royalty fees compared to $24,000 in 2002. Departmental payroll increased by $49,000 as the full impact of two employees hired during the first nine months of 2002 and employee changes made in early 2003 were realized. An increase of $22,000 in travel costs was incurred to support investor relations efforts.

Interest income of $25 was earned during the three-month period ended September 30, 2003 compared to $2,285 for the same period in 2002. Interest income for the nine-month period ended September 30, 2003 was $429, whereas interest income was $5,650 for the same nine-month period in 2002. We did not receive any grant funding during the nine-month period ended September 30, 2003, however during the nine-month period ended September 30, 2002, we received grant income in the amount of $24,985 to assist in the development of the Anthrax Test and for evaluation of the RAMP Reader technology. In 2002, we also realized research and development income for a feasibility study for the development of a test for a prostate specific antigen (PSA).

We currently have a foreign exchange gain of $6,615 for the nine-month period ended September 30, 2003, compared to a loss of $14,646 for the nine-month period ended September 30, 2002. The favorable position is due to the positive impact of the rising Canadian dollar on the purchase of supplies and equipment from U.S. suppliers, offset by the negative impact of the Canadian dollar on U.S. sales.

Interest expense for the three-month period ended September 30, 2003 was $154,704 compared to $9,778 for the same period last year. Interest expense for the nine-month period ended September 30, 2003 was $320,237 compared to $448,120 for the same period in 2002. The interest expense for the first nine months of 2003 included $53,778 relating to use of the demand loan facility, $725 relating to interest paid on outstanding loans payable to shareholders and directors at the annual interest rate of 9%, and $265,734 relating to amortization of the fair value of bonus shares and warrants issued to lenders as part of a loan facility agreement. The interest expense for the first nine months of 2002 included $233 relating to use of the demand loan facility, $34,861 relating to the quarterly interest paid on outstanding loans payable to shareholders and directors at the annual interest rate of 8%, and $413,026 relating to amortization of the fair value of bonus shares and warrants issued to lenders as part of a loan facility agreement.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

For the year ended December 31, 2002, we reported a loss of $4,673,656 ($0.11 per share) as compared to a loss of $3,794,382 ($0.11 per share) for our fiscal year ended December 31, 2001.

Revenues from product sales for the year ended December 31, 2002 were $151,958 as compared to nil for the year ended December 31, 2001. Initial sales of the RAMP environmental system began in the fourth quarter of 2002. Revenues from contract service fees and collaborative research agreements for the year ended December 31, 2002 were $37,250 as compared to $46,792 for the year ended December 31, 2001. The $37,250 revenue in 2002 relates to the termination of a product evaluation agreement and the recognition of the related U.S.$25,000 non-refundable up-front fee.

Gross margin for the year ended December 31, 2002 was 66.1%. As product sales only commenced in the latter part of 2002, gross margin will be more meaningful as we increase production activity.

Research and development expenditures for the year ended December 31, 2002 decreased to $2,672,351 from $2,726,447 for the year ended December 31, 2001. The decrease is primarily due to the higher costs as a result of the clinical trial program conducted on the RAMP System in 2001 amounting to $274,022. Marketing and business development expenses totaled $462,928 during the year ended December 31, 2002 as compared to $200,639 for the same period on 2001. The increase is primarily due to the addition of sales staff ($133,636), and higher promotion costs ($46,150) in 2002 for marketing our environmental system to the North American market and the clinical system to the European market.

General and administrative expenses increased to $1,268,355 for the year ended December 31, 2002, from $1,090,396 in the same period in 2001. This change was mainly due to costs of increased professional services ($128,641) and related expenses ($28,248) required to support improved corporate communications activities including stock-based compensation expense ($67,950).

For the year ended December 31, 2002, we recorded miscellaneous income of $24,985 comprising $9,985 for Anthrax Test Kits, sold for evaluation purposes, and grant income in the amount of $15,000 representing a grant received in May 2002 from the National Research Council of Canada to assist in the development of the Anthrax Test. During the year ended December 31, 2002, interest expense was $446,073 compared to $129,068 for the same period in 2001. The interest expense in 2002 included $403,481 representing the deemed market value of bonus shares and warrants issued to lenders as part of a loan facility agreement, $34,862 relating to the 8% per annum interest paid on loans from shareholders and directors, and $7,730 relating to the use of the demand loan facility. The interest expense in 2001 included $36,916 relating to interest paid on loans from shareholders and directors, and $92,152 relating to the deemed fair market value of bonus shares issued to lenders per a loan facility agreement. During the year ended December 31, 2002, we recognized a gain on settlement with creditors of $15,832 relating to the final dividend payment to unsecured creditors. This was part of our proposal to settle outstanding debt, which resulted in our being discharged from creditor protection in March 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

For our fiscal year ended December 31, 2001, we reported a net loss of $3,794,382 ($0.11 per share) as compared to a net loss of $5,140,654 ($0.19 per share) for our fiscal year ended December 31, 2000.

Revenues from contract service fees and collaborative research agreements for the year ended December 31, 2001 were $46,792 as compared to $112,125 for the year ended December 31, 2000. The 2001 revenues were derived from several collaborative research arrangements, whereas the 2000 revenues were derived from contract service fees from the Battelle Memorial Institute. There were no revenues from product sales in either 2001 or 2000.

Research and development expenditures for the year ended December 31, 2001, decreased to $2,726,447 from $2,999,371 for the year ended December 31, 2000. The decrease was mainly due to the completion of development work on the RAMP System, consisting of the RAMP Reader and Myoglobin Test. In addition, we introduced cost-cutting measures in order to reduce expenses during the last quarter of 2001 while under creditor protection. Partly offsetting the decrease in costs were additional expenses incurred relating to the clinical trials and FDA regulatory submission for the RAMP system.

Marketing and business development expenses totaled $200,639 during the year ended December 31, 2001 as compared to $896,313 for the same period in 2000. A significant reduction in consulting services and salaries, and reduction in travel were the main reasons for the decrease.

General and administrative expenses decreased to $1,090,396 for the year ended December 31, 2001, from $1,478,071 in the same period in 2000. The decrease in 2001 was partly due to a reduction in senior management salaries and general cost-cutting measures implemented during the year in order to conserve cash. Another contributing factor to the decrease was a senior executive package paid out during the 2000 fiscal year.

Interest income for the year ended December 31, 2001 was $11,160 compared to $119,271 for the year ended December 31, 2000. The decrease over the year was mainly due to the higher short-term investment balances that arose from proceeds of the $5 million private placement in January 2000. During the year ended December 31, 2001, interest expense was $129,058 compared to $nil for the same period in 2000. The interest expense in 2001 included $36,916 relating to the quarterly interest paid on outstanding loans payable to shareholders and directors at the annual interest rate of 8%, and $92,152 relating to the accrued portion of the fair market value of bonus shares issued to lenders as part of the loan facility agreement. During the year ended December 31, 2001, we recognized a gain on settlement with creditors of $469,251 relating to the acceptance by creditors of our proposal to settle outstanding debt following our application for creditor protection under the Bankruptcy and Insolvency Act (Canada) from which we were subsequently discharged in March 2002. Responding to financial difficulties and the need to fund our basic operating needs, we requested and obtained a refund in the amount of $168,252 from the return of assembly equipment under construction and wrote off the remaining balance of $125,067 related to design and development of the equipment during the year ended December 31, 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

For our fiscal year ended December 31, 2000, we reported a net loss of $5,140,654 ($0.19 per share) as compared to a net loss of $3,375,377 ($0.17 per share) for our fiscal year ended December 31, 1999.

Revenues for the year ended December 31, 2000 totaled $112,125, consisting entirely of contract service fees as compared to the year ended December 31, 1999, where we had no revenues. Research and development expenditures for the year ended December 31, 2000 increased to $2,999,371 as compared to $1,527,358 for the year ended December 31, 1999. The increase over the 1999 was mainly due to a rise in RAMP Reader design and test development activities. Planned growth required us to increase the number of scientific personnel from 14 as at December 31, 1999 to 30 as at December 31, 2000 and resulted in a corresponding increase in related materials and engineering expenses. With the additional trained staff we were able to complete the development of the Myoglobin Test and RAMP Reader in early 2001.

Marketing and business development expenses during the year ended December 31, 2000 totaled $896,313 as compared to $1,099,172 for the same period in 1999. This higher expense is a result of an increased effort by us to form alliances with the business partners which required the addition of a business development associate, and a greater presence at various medical trade shows and conferences during 2000.

General and administration expenses increased to $1,478,071 for the year ended December 31, 2000 from $771,967 in the same period in 1999. The increase in 2000 was mainly due to hiring of additional staff in the human resources, accounting, and investor relations to support the activities of the larger organization.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from estimates.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

Our revenue to date has primarily been derived from product sales and contract service fees. Sales are recognized upon shipment of product to distributors, if a signed contract exists, the sales price is fixed and determinable and collection of the resulting receivables is reasonably assured. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require our ongoing involvement, are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), Consideration of Variable Interest Entities, which applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which we hold a variable interest that it acquired before February 1, 2003. We do not believe that the adoption of FIN No. 46 will have a significant impact on our financial statements.

In October 2003, the Accounting Standards Board approved amendments to the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, requiring the recognition of stock-based compensation expenses for all employee stock-based compensation transactions to replace the current standard requiring either the accounting for or disclosure of the effect of employee stock-based compensation expense on earnings. This amendment is applicable for fiscal years beginning on or after January 1, 2004 with early adoption permitted. If the amendment is adopted prior to January 1, 2004, the change in policy can either be applied retroactively, with or without restatement of prior periods, or prospectively. We are currently evaluating the impact of this amendment on our financial position and results of operations and considering whether to adopt the provisions for our fiscal period ending December 31, 2003.

D. LIQUIDITY AND CAPITAL RESOURCES

GENERAL

Since our change of business to diagnostics research and development in 1991, we have financed our operations primarily through equity financing, debt financing and government grants. From 1991 to December 31, 2002, we received $597,659 in grant revenue, and raised $22,815,539 from the sale and issuance of equity securities net of share issue costs. Although we have begun to generate modest cash flows from sales of biodefense products and service contract revenue, cash flows are not sufficient as yet to sustain operations and we continue to rely on outside sources of financing to meet our capital needs. Other than our credit facility described below, we have no current commitments for any equity or debt financing. Until we receive significant revenue from product sales, we intend to seek to continue to fund our operations from a combination of the sale and issuance of equity securities, contract service fees, revenues from collaborative research arrangements and other possible debt financing. There can be no assurance that additional financing will be available on acceptable terms, if at all. If we are unable to continue to raise funds to satisfy our varying cash requirements, our business, financial condition and results of operations could be materially adversely affected.

On November 21, 2003 and December 30, 2003, we closed a private placement financing of an aggregate of 4,049,873 units at a price of $0.43 per unit for gross proceeds of $1,741,445. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one of our common shares at a price of $0.55 per share for a period of 12 months from the closing date of the financing.

OUTSTANDING LOANS AND CREDIT FACILITY

We currently have a revolving line of credit in the amount of U.S.$1,515,000 established with a Canadian bank. At December 31, 2003, U.S. $1,192,012 of the line of credit had been drawn down, leaving U.S. $322,988 available for future borrowings. The credit facility bears interest at business prime (4.5% at December 31, 2003). The credit facility is secured by letter of credit guarantees by certain of our major shareholders and directors. In addition, certain of our directors and officers have provided unsecured loans to us currently totaling $117,000. The following provides further detailed information on our credit facility and borrowings from our directors and officers.

During our fiscal year ended December 31, 2002, we obtained revolving demand loan credit facilities from a Canadian chartered bank for a total of U.S.$1,165,000 and a shareholder and certain of our directors guaranteed the loans. In consideration for providing the loan guarantees, we issued non-transferable share purchase warrants to the guarantors. The details of the loan guarantees and warrants issued were as follows:

Name of Guarantor	Relationship	Loan Guarantee Amount (U.S.$)	Loan Expiry Date	Warrants Issued (#)	Exercise Price	Warrant Expiry Date
Menderes Holding AG	Major Shareholder	500,000	June 30/03	410,426	$0.75	June 30/03
Menderes Holding AG	Major Shareholder	500,000	Sept 30/03	700,621	$0.45	Sept 30/03
Dominique E. Merz	Director	100,000	Sept 30/03	109,462	$0.55	Sept 30/03
Avenir Capital Corporation	Controlled by Richard A. Grafton, former Director	50,000	Sept. 30/03	57,323	$0.55	Sept. 30/03
William J. Radvak	Director, President and Chief Executive Officer	15,000	Sept 30/03	17,196	$0.55	Sept 30/03

In June 2003, a portion of the above revolving demand loan and related guarantees was extended and the term of the related warrants was also extended. Additionally, we increased the loan facility to U.S.$1,665,000. Menderes Holding AG provided a guarantee for the additional U.S.$500,000 of demand credit and was granted additional non-transferable share purchase warrants to purchase 793,542 of our common shares at a price of $0.46 per share until September 30, 2003.

In September 2003, U.S.$150,000 of the loan facility was terminated and we issued unsecured promissory notes to the guarantors of the terminated portion of the loan facility for the amount of the loan guarantees and extended the term of the related warrants. The promissory notes bear interest at a rate of 9% per annum with U.S.$100,000 being repayable on October 31, 2003 and U.S.$50,000 repayable on December 31, 2003. On October 31, 2003, U.S.$55,000 of the U.S.$100,000 was repaid, with the balance extended to January 16, 2004. The promissory notes were fully repaid by December 31, 2003. As at December 31, 2003, the details of the loan facility guarantees and warrants outstanding were as follows:

Name of Guarantor	Relationship	Loan Guarantee Amount (U.S.$)	Loan Expiry Date	Warrants Issued (#)	Exercise Price	Warrant Expiry Date
Menderes Holding AG	Major Shareholder	500,000	June 15/04	410,426	$0.75	June 30/04
Menderes Holding AG.	Major Shareholder	500,000	June 15/04	700,621	$0.45	June 30/04
Menderes Holding AG	Major Shareholder	500,000	June 15/04	793,542	$0.46	June 30/04
William J. Radvak	Director, President and Chief Executive Officer	15,000	June 15/04	17,196	$0.55	June 30/04

Further, in September 2003, William J. Radvak, Brian G. Richards and W. John Meekison, current executive officers, loaned us an aggregate of $153,000. The loans were made by way of unsecured promissory notes bearing interest at a rate of 9% per annum and repayable on December 23, 2003. In December 2003, we repaid $36,000 and the repayment date for the remaining $117,000 was extended to June 30, 2004.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES

At this time, we have no commitments or provisions for material capital expenditures.

INTERIM PERIOD FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002.

At September 30, 2003, we had cash and cash equivalents of $124,855 compared to $1,075 at December 31, 2002. Our net working capital position as of September 30, 2003 was a deficit of $2,497,800, a decrease of $1,427,034 over the December 31, 2002 working capital position of a $1,070,766 deficit. During the nine-month period ended September 30, 2003, we received $677,148 through the exercise of stock options and warrants and net proceeds of $844,392 from the sale of equity securities.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

During the year ended December 31, 2002, we received net proceeds of $1,316,714 from the sale of equity securities through private placement, as compared to $2,127,751 for the year ended December 31, 2001. We also received $1,723,795 from the exercise of warrants and options.

In addition, during the 2002 fiscal year, to settle August and September 2001 loan facilities in the amount of $1,794,400 from shareholders and directors, we issued 1,993,777 common shares at a price of $0.90 per share.

Our net working capital position as of December 31, 2002 was a deficit of $1,070,766, a decrease in deficit of $714,618 from 2001, primarily as a result of the conversion of shareholders and directors’ short-term loan facilities as described above. During 2002, we experienced a loss of $4,673,656 versus a loss of $3,794,382 for the same period in 2001. The increase is mainly due to a return to normal operating levels after cost cutting measures in 2001.

As at December 31, 2002, we had outstanding warrants at exercise prices between $0.45 and $0.75 per share, which if fully exercised, would result in the receipt of approximately $1.5 million. We also had 6,172,300 stock options outstanding, exercisable at prices between $0.27 and $1.78 per share, which if fully exercised, would result in the receipt of approximately $3.0 million.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

Our net working capital position as of December 31, 2001 was a deficit of $1,785,384, a decrease of $1,162,194 from 2000, primarily the result of short-term loans received in 2001 from shareholders and directors. During 2001, we experienced a net loss of $3,794,382 versus a net loss of $5,140,654 for the same period in 2000. The improvement was primarily due to a decrease in salary and other operating expenses due to financial cutbacks in 2001.

CREDITOR PROTECTION PROCEEDINGS

In September 2001, we sought creditor protection due to difficulty in raising funds. A proposal made by us to settle outstanding debts was accepted by our creditors and approved by the British Columbia Supreme Court in November 2001 and we were discharged from creditor protection in March 2002. See “Item 4 – A. Our History and Development”.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

To December 31, 2002, we were a development stage company and the primary expenditures were on research and development related to developing the RAMP diagnostic system. The following table summarizes research and development as well as patent and licensing expenses, both in dollar terms as well as a percentage of total operating expenses, for the last three fiscal years.

Fiscal Year	Research & Development Expenses	Percentage of Operating Expenses	Patent and Licensing Expenses	Percentage of Operating Expenses
2002	$2,394,535	54%	$277,816	6%
2001	$2,726,447	68%	$80,335	2%
2000	$2,999,371	56%	$59,298	1%

We plan to further leverage the RAMP System by continuing to develop additional tests for the medical and environmental markets. Research and development is expected to continue to be the largest non-product expense category as we continue to add tests to the RAMP System and grow our business.

D. TREND INFORMATION

As we have only recently begun commercial sales, it is still extremely early to make any predictions concerning the sales or market adoption of our products. However, there are several external trends underway which will have an impact on our business and prospects.

REGULATION

Although the market for bioware detection equipment is currently unregulated, it is highly likely that future regulatory requirements in the biowarfare testing market will come into effect, although the form and substance of these regulations remain highly uncertain. See “Item 4 – B. Business Overview – On Site Environmental Testing – Regulatory Approval”.

The medical device market is already characterized by a high degree of regulation governing the manufacture, sale and use of various medical devices. This trend is expected to continue.

In all markets, the effect of government regulations may be to prevent or to delay marketing and pricing of any new products for a considerable or indefinite period or to require additional studies prior to approval. Federal, state and foreign regulations, or lack thereof, regarding the sale of environmental testing devices are subject to change. We cannot predict what impact, if any, such changes may have on our business.

E. CONTRACTUAL OBLIGATIONS

As at December 31, 2003, we had no contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Our current directors and officers, their positions and the periods during which each has served in their positions as directors or officers are as follows:

Name	Age	Position	Period Served
Stephen D. Holmes	50	Director, Chairman of the Board	Since 2002
William J. Radvak	41	Director President Chief Executive Officer	Since 1985 Since 2001 Since 2001
Brian G. Richards, P.Eng.	41	Director Executive Vice President	Since 1987 Since 1996
W. John Meekison	39	Chief Financial Officer and Secretary	Since 2003
Dominique E. Merz, Ph.D.(1)	50	Director	Since 2002
Stan Yakatan	62	Director	Since Jan 2004
Paul C. Harris, Ph.D.	50	Vice President, Research and Development	Since 1998
Reed Simmons	50	Vice President, Manufacturing	Since 2003
Joanne M. Stephenson(2)	45	Vice President, Business Development	Since 2000
(1)
Dominique Merz acts as a nominee for Menderes Holding AG., a shareholder which beneficially owns 7,362,6211 of our common shares or 13.8% of the outstanding common shares. See “Item 7 – A. Major Shareholders”.

(2)	Joanne Stephenson is William Radvak’s sister.

The business background and principal occupations of the directors and senior management are as follows:

Stephen D. Holmes – Director, Chairman of the Board

Mr. Holmes has served as one of our directors since June 2002. He has been a partner in the law firm of Holmes Greenslade, Barristers and Solicitors, since 1981, a law firm which limits its practice to international tax, securities, and corporate/commercial law. Mr. Holmes has over 24 years of experience in Canadian corporate and securities law. Mr. Holmes holds undergraduate degrees in commerce and law from the University of British Columbia.

William J. Radvak - Director, President and Chief Executive Officer

Mr. Radvak has served as one of our directors since 1985 and has served as President and Chief Executive Officer since January 2001. He previously served as our President and Chief Operating Officer from July 1998 to February 2000 and prior to that, held various executive positions with us between the years 1992 and 1998. From March to June 2000 he was President and Chief Executive Officer of Advanced Interactive Inc., a company developing technologies for the interactive television and cable industries. Mr. Radvak has 13 years' experience in the finance and management of emerging growth companies, having served as a director and/or officer of six development stage enterprises. He also currently sits as a director on the board of a junior resource company. Mr. Radvak received his degree in Applied Science in 1986 from the University of British Columbia.

Brian G. Richards, P.Eng. - Director and Executive Vice President

Mr. Richards has served as one of our directors since March 1987, and has served as Executive Vice President from January 1996 to present. He has been a principal of Dynamin Engineering Limited, a private engineering firm and holding company since June 1987. Mr. Richards has a degree in Applied Science from UBC and has 13 years of broad-based business experience with numerous emerging companies in the technology, retail and mining industries.

W. John Meekison - Chief Financial Officer and Secretary

Mr. Meekison has been our Chief Financial Officer and Secretary since February 2003. Previously, from January 2000 to December 2002, he was Vice President, Corporate Finance for Dlouhy Merchant Group Inc., an investment bank specializing in corporate finance and mergers and acquisitions advisory services for life sciences companies.

Mr. Meekison has over 15 years of corporate finance experience raising both public and private equity capital having previously worked at Haywood Securities Inc. and at Loewen Ondaatje McCutcheon & Company Ltd. Mr. Meekison has a bachelor of Arts degree from the University of British Columbia and is a Certified Investment Manager.

Dominique E. Merz, Ph.D. - Director

Dr. Merz has served as one of our directors since January 2002. He has been a principal of Diligens Officium LLC, of Laguna Beach, California, a private investment and consulting company, from April 2001 to present and a principal of Dr. Merz Consulting, an advertising agency serving national and international clients in Switzerland, from 1990 to 2000. Dr. Merz has been an active private investor and is a member of several angel venture capital organizations and has considerable international business experience, having previously worked as an internal auditor for Roche Pharmaceuticals and in marketing with a variety of international corporations including Volkswagon, IBM, Henkel, Cadbury and Novartis. Dr. Merz holds an undergraduate degree in law, an MBA and a Ph.D. in economics from the University of Basel, Switzerland. Dr. Merz serves on the boards of several small public and private companies in the U.S. and Canada, and is a trustee of the International Center for Economic Growth in San Francisco.

Stan Yakatan – Director

Mr. Yakatan has served as one of our directors since January 30, 2004. He has extensive experience in sales, marketing and business development and as a Chairman and CEO of a variety of diagnostic, biotechnology and pharmaceutical companies. From 1999, he has been serving as the Chairman, President and Chief Executive Officer of Katan Associates, which furnishes advisory services on strategic planning, marketing and business development primarily to biotechnology, medical products and healthcare companies as well as assisting its clients in obtaining financing. He is also Chairman of BioComm, an Australian-based venture capital group. Since 1994, he has served as a consultant to Medical Science Partners, an international healthcare venture fund and a member of the investment committee of BioCapital, also a healthcare venture fund. As a part of his duties, Mr. Yakatan has served as the interim CEO of various start-up companies, including Quantum Biotechnologies, which develops research products for the molecular biology market, and CryoSurge, a medical device company. From July 1969 to July 1994, Mr. Yakatan advanced to executive officer positions with Sandoz, Inc., New England Nuclear, E.I. du Pont de Nemours & Co., ICN Pharmaceuticals Inc., New Brunswick Scientific, Inc., Unisyn Technologies, Inc., Proteine Performance, and Cystar, Inc. He is a frequent speaker at financial and biotechnology conferences around the world. He also currently serves as the strategic advisor to the state government of Victoria, Australia. Mr. Yakatan received his M.B.A. from the Wharton School of Business of the University of Pennsylvania.

Paul C. Harris, Ph.D. - Vice President, Research and Development

Dr. Harris has been our Vice President, Research and Development since June 1998. Dr. Harris brings over 25 years of broad-based business and technical experience including previous positions as Director of R&D at STC Technologies, Director of Systems Engineering and Manufacturing Operations at Microprobe Corporation and Vice President, Engineering at Cellpro lnc. As director of Systems Development at Genetic Systems division of Sanofi Diagnostics Pasteur for eight years, he led a team to develop the Combo System, the first automated system to test for AIDS and hepatitis, and later, the OMNI Procession analyzer. Dr. Harris received his Ph.D. degree in 1980 from the University of California, Irvine in Molecular Biology and Biochemistry, specializing in Immunology.

Reed Simmons – Vice President, Manufacturing

Mr. Simmons has been our Vice President, Manufacturing from March 2003 to present. Mr. Simmons has over 25 years of biomedical and biotechnology management experience. For more than 18 years, Mr. Simmons held various manufacturing and operational management positions, directly related to biotechnology and biomedical manufacturing, for divisions of pharmaceutical companies Smith-Kline Beckman, Bristol-Myers Squibb, and Sanofi-Synthelabo S.A. In 1985, Mr. Simmons joined the management team of one of Seattle’s earliest biotechnology start-ups, Genetic Systems Corporation, and was an integral part of developing and commercializing our first products. Those efforts resulted in one of the first Establishment and Biological Product Licenses for HIV in the U.S., and eventually, four additional Biological Product Licenses. From 1993 to 1999, Mr. Simmons was

Vice-President & General Manager of a U.S. operating division of the French pharmaceutical company Sanofi-Synthelabo S.A., then the owner of Genetic Systems Corporation, and held full U.S. P&L responsibility in that role. In 1999, the division was sold to Bio-Rad Laboratories of Hercules, CA for $210 million and Mr. Simmons turned his interests to working with start-up and emerging biotechnology and biomedical companies by providing consultation and interim operational management and support.

Joanne M. Stephenson - Vice President, Business Development

Ms. Stephenson, has been our Vice President, Business Development since May 2000. Prior to this, she served as Manager of Business Development from September 1998 to May 2000 and Manager of Investor Relations from March 1996 to September 1998. Ms. Stephenson has over 20 years of experience in the technology and securities industries. She has developed and executed global business development, marketing, and communications strategies and has negotiated and managed strategic alliances in Japan, China, Korea, Europe and the United States. Ms. Stephenson studied biochemistry at the University of British Columbia and is completing her Masters of Business Administration.

SCIENTIFIC ADVISORY BOARD

Management receives guidance from a Scientific Advisory Board, presently composed of the following members:

Robert H. Christenson, Ph.D., DABCC, FACB

Dr. Christenson is a Professor in the Departments of Pathology, and Medical and Research Technology, University of Maryland School of Medicine as well as the director of both point-of-care testing and clinical chemistry laboratories at the University of Maryland Medical Center. He is an internationally recognized leader in the clinical use of biochemical cardiac markers and the application of point-of-care technology and has been a member of the board of directors for the American Association for Clinical Chemistry (“AACC”) since 1996. He has authored more than 115 peer reviewed papers, letters and reviews; published several books and contributed more than 40 book chapters, and has presented at numerous conferences on the subject of biochemical markers of myocardial injury. Dr. Christenson holds a B.S. from the University of Massachusetts and a Ph.D. from Florida State University.

Stephen E. Kahn, Ph.D., DABCC, FACB

Dr. Kahn is Section Chief and Director of Chemistry, Toxicology, and Near Patient Testing at Loyola University Medical Center; is a past president of the AACC and current Chair of the AACC’s Troponin I Standardization Committee. Dr. Kahn is a Professor of Pathology, Cell Biology, Neurobiology, and Anatomy at Loyola University and an Associate Director of Clinical Laboratories. The author of over 100 peer-reviewed articles, chapters and abstracts, he is the recipient of the AACC 2001 award for Outstanding Contributions through Service to the Profession of Clinical Chemistry. Dr. Kahn’s research interests include protein markers of tissue injury, critical care and near patient testing, cardiac disease and cardiovascular risk assessment. Dr. Kahn holds a B.S. from Michigan State University and a Ph.D. from the University of Illinois.

E. Magnus Ohman, MB, FRCPI, FACC

Dr. Ohman is Professor of Medicine, Chief of Division of Cardiology at the University of North Carolina (“UNC”) at Chapel Hill, Director of UNC Heart Center, and Adjunct Professor of Clinical Epidemiology at UNC School of Public Health. He has served on the Steering Committee of ISIS-2, GUSTO I, II, III and IV, PARAGON, PURSUIT and SYMPHONY studies focused in the areas of heart attack research. Dr. Ohman has contributed over 300 articles, abstracts, book chapters, and invited publications to the medical press. He currently serves as Associate Editor for the American Heart Journal, and is a member of the Editorial Board of the American Journal of Cardiology, Canadian Journal of Cardiology, and Expert Opinion on Pharmacotherapy. Dr. Ohman received his medical degree from the National University of Ireland.

B. COMPENSATION

CHIEF EXECUTIVE OFFICER AND EXECUTIVE OFFICERS

The following information discloses compensation paid to:

(a)	an individual who served as Chief Executive Officer ("CEO"), or acted in a similar capacity, during our fiscal year ended December 31, 2002; and

(b)
each of our four most highly compensated executive officers who served as an executive officer during our fiscal year ended December 31, 2002 and whose total salary and bonus exceeds $100,000 per year.

(each, a "Named Executive Officer").

During our fiscal year ended December 31, 2002, we had five Named Executive Officers – William J. Radvak, President and Chief Executive Officer, Paul C. Harris, Vice President, Research and Development, Brian G. Richards, Executive Vice President, Robert G. Pilz, former Chief Financial Officer and Joanne Stephenson, Vice President Business Development.

The aggregate direct remuneration paid by us to our directors and senior officers for our fiscal year ended December 31, 2002 was $660,008.

SUMMARY OF COMPENSATION

The following table is a summary of compensation paid to the Named Executive Officers for the three fiscal years ended December 31, 2002, 2001 and 2000.

		Annual Compensation		Long-term Compensation
Name and Principal Position	Years Ending	Salary ($)	Bonus ($)	Securities Under Options Granted (#)
William J. Radvak(1) President and Chief Executive Officer	2002 2001 2000	138,108 77,875 10,000	285 2,137 16,800	240,000 800,000 Nil
Paul C. Harris Vice President, Research & Development	2002 2001 2000	154,892 154,291 191,162	Nil 250 Nil	87,500 250,000 Nil
Brian G. Richards Executive Vice President	2002 2001 2000	114,583 87,500 144,333	1,959 2,137 Nil	192,500 550,000 Nil
Robert G. Pilz” Chief Financial Officer	2002 2001 2000	126,583 80,096 Nil	1,327 2,137 Nil	91,000 260,000 Nil
Joanne Stephenson Vice President, Business Development	2002 2001 2000	114,583 85,833 103,767	1,288 2,137 20,000	94,500 270,000 25,000

(1)	William J. Radvak became President and Chief Executive Officer on January 11, 2001. He had previously served as our President and Chief Executive Officer until January 21, 2000.

BONUS INCENTIVE PLANS

Although we do not have a specific bonus incentive plan, from time to time we pay cash incentive bonuses to our executives and employees. The bonuses are paid based on achieving certain corporate milestones and objectives and the amounts determined by senior management in the case of junior employees and the Compensation Committee of the Board of Directors in the case of the Named Executive Officers.

LONG-TERM INCENTIVE PLANS

We have no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during our fiscal year ended December 31, 2002. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights or restricted share compensation.

OPTION GRANTS

During our fiscal year ended December 31, 2002, we made the following stock option awards to the Named Executive Officers:

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price (/$Security)	% of Total Options Granted to Employees in Fiscal year	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
William J. Radvak	November 20, 2002	240,000	$0.50	18.9%	$0.50	November 20, 2007
Paul C. Harris	November 20, 2002	87,500	$0.50	6.9%	$0.50	November 20, 2007
Brian G. Richards	November 20, 2002	192,500	$0.50	15.2%	$0.50	November 20, 2007
Robert G. Pilz	November 20, 2002	91,000	$0.50	7.2%	$0.50	November 20, 2007
Joanne Stephenson	November 20, 2002	94,500	$0.50	7.4%	$0.50	November 20, 2007
(1)	Calculated as the closing price of our shares on the TSX-VN on the date of grant.

OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

The following table sets out stock options exercised by the Named Executive Officers, during our fiscal year ended December 31, 2002 as well as the December 31, 2002 fiscal year end value of stock options held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal year-End ($) Exercisable / Unexercisable (1)
William J. Radvak	Nil	Nil	720,000 / 355,000	178,600 / 79,800
Paul C. Harris	Nil	Nil	290,625 / 146,875	52,063 / 30,688
Brian G. Richards	Nil	Nil	483,750 / 293,750	119,669 / 62,956
Robert G. Pilz	50,000	24,000	171,500 / 129,500	52,453 / 29,058
Joanne Stephenson	Nil	Nil	253,625 / 135,875	55,555 / 28,065

(1)
In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of our shares as at December 31, 2002 (i.e. fiscal year end) on the TSX-VN was $0.66.

PENSION PLANS AND RETIREMENT BENEFITS

We do not provide retirement benefits for directors or executive officers.

COMPENSATION OF DIRECTORS

During our fiscal year ended December 31, 2002, no directors received compensation for services provided to us in their capacities as directors and/or consultants and/or experts except as described below.

We compensate Mr. Stephen Holmes in the amount of $1,000 per month as the Chairman of the Board and Chairman of the Compensation Committee. There are no other standard arrangements pursuant to which we pay directors a fee for their services in their capacity as directors, except for the granting from time to time of stock options. During our fiscal year ended December 31, 2002, we granted stock options to purchase an aggregate of 832,500 common shares to all our directors.

Inside directors do not receive separate compensation for their participation in board or committee meetings. We pay all reasonable expenses associated with directors’ attendance at, and participation in, Board and committee meetings, and other business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation reflects the responsibilities and risk involved in being an effective director.

Other than as disclosed herein, none of our directors, in their role as directors, have received any remuneration, other than reimbursement for travel and other out-of-pocket expenses incurred for our benefit during our fiscal year ended December 31, 2002.

C. BOARD PRACTICES

All directors hold office until the next annual general meeting of our shareholders or until they resign or are removed from office in accordance with our articles and the Company Act.

No directors have service contracts with us. Each director has formally consented to serve as a director and signed a confidentiality agreement with us.

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

AUDIT COMMITTEE

The members of our Audit Committee are Dominique E. Merz, Stephen D. Holmes and Brian G. Richards, two of which are non-management directors.

The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with our independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and directly receives and considers the auditors’ comments as to the fairness of financial reporting. The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of our assets.

COMPENSATION COMMITTEE

The Board has established a Compensation Committee which is responsible for determining the compensation of our executive officers. The members of the Committee are William J. Radvak, Stephen D. Holmes and Dominique E. Merz.

The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for any changes. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee also approves the granting of any stock options.

D. EMPLOYEES

As at December 31, 2003, we had 36 full and part time employees and five consultants. As at December 31, 2002, we had 37 employees and five part-time consultants on staff. As at December 31, 2001, we had 15 employees and one part-time consultant. As at December 31, 2000, we had 36 employees and two part-time consultants. The reduction in the number of employees at December 2001 compared to the previous year was directly related to our filing for protection from creditors in September 2001. Upon being discharged from creditor protection in March 2002, we rehired many of our former employees.

We believe that our relationship with our employees is good and none of the employees are covered by a collective bargaining agreement. All employees work out of our Burnaby location. All senior management, employees and consultants are required to sign a confidentiality agreement. Our management team has experience in the fields of product management, immunodiagnostics research and development, finance, sales and marketing, quality systems, diagnostics manufacturing, and management of emerging growth companies. As at December 31, 2002, the research and development team consisted of 26 employees and one consultant, which team had a core competency in immunoassay development. Specialized engineering consultants have been engaged over the course of the development of the RAMP System to implement specific design requirements. In this way, we are committed to long-term development of the product but maintains flexibility over managing selected human resources for the development of new tests and other project work related to the RAMP technology. The administration and operations group consists of six employees and four consultants and has broad experience developing and implementing operating systems and directing manufacturing operations for in vitro diagnostic medical device manufacturing firms. The sales, marketing and business development group consisted of five employees and has broad experience in bringing new products to market. See “Item 3 – D. Risk Factors”.

E. SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out details of our shares and options that are directly or indirectly held by directors and executive officers as at December 31, 2003, based on 53,518,521 common shares issued and outstanding on such date.

Name	Number of Common Shares	Percentage of Outstanding Common Shares	Number of Common Shares held under Option	Exercise Price	Expiration Date
William J. Radvak	624,690	1.2%	280,000 120,000 400,000 240,000 1,040,000	$0.50 $0.50 $0.27 $0.50	February 7, 2006 February 12, 2006 November 21, 2006 November 20, 2007
Brian G. Richards, P.Eng.	551,926	1%	140,000 132,500 277,500 192,500 742,500	$0.50 $0.50 $0.27 $0.50	February 7, 2004
					February 12, 2006
					November 21, 2006
					November 20, 2007

W. John Meekison	4,000	<1%	250,000	$0.57	February 19, 2008
Stephen D. Holmes	14,418	<1%	250,000	$0.86	June 19, 2005
Dominique E. Merz,Ph.D.	767,092	1.4%	150,000	$0.65	January 14, 2005
Paul C. Harris, Ph.D.	3,000	<1%	125,000 125,000 87,500 337,500	$0.50 $0.27 $0.50	February 7, 2006 November 21, 2006 November 20, 2007
Reed Simmons	Nil	n/a	100,000	$0.50	May 1, 2006
Joanne M. Stephenson	14,000	<1%	25,000 160,000 110,000 94,500 389,500	$1.78 $0.50 $0.27 $0.50	March 23, 2005 February 7, 2006 November 21, 2006 November 20, 2007
TOTAL	1,979,126		3,259,500

STOCK OPTION PLAN

In June 1996, our shareholders approved a stock option plan (the “Plan"). Our directors, officers, employees and consultants are eligible to participate in the Plan. At the annual general meeting on June 17, 2003, shareholders approved amendments to the Plan to increase the number of common shares reserved for the granting of options to 10,000,000, of which 6,239,350 have been granted as at December 31, 2003.

All grants of options under the Plan are made by the Board of Directors or the Compensation Committee of the Board. The Plan requires that the option exercise price shall not be less than the average closing price of our shares for the ten trading days immediately preceding the date of grant. In addition, company policy is that the exercise price shall not be less than the closing price on the date of grant. All options granted under the Plan are for a term of up to a maximum of 10 years from the date of grant. Generally, options granted to directors, officers, employees or consultants vest over the later of 18 months in equal amounts every six-month period and/or a combination of operational milestones expected to occur over 18 months. The Plan requires that each option be subject to a vesting schedule pursuant to which not more than 25% of the initial aggregate number of shares which may be purchased under the option may vest in any six month period, on a cumulative basis.

The maximum number of common shares which may be reserved for issuance under the Plan to any one person at any time is 5% of the common shares outstanding on a non-diluted basis. The number of common shares subject to an option will be adjusted in the event of any subdivision or consolidation of the common shares or any dividend payable in common shares and in the event of certain other reorganizations or other events affecting the common shares, as determined by the Board of Directors.

STOCK OPTIONS

The following table summarizes all of our outstanding stock options as at December 31, 2003.

Date of Grant	Number of Options	Exercise Price	Expiry Date
August 1, 1996
October 6, 1997
December 2, 1997
December 2, 1997
February 9, 1999
June 15, 1999
August 16, 1999
September 22, 1999
January 6, 2000
March 23, 2000
March 23, 2000
September 28, 2000
September 28, 2000
February 7, 2001
February 7, 2001
February 7, 2001
February 7, 2001
February 12, 2001
February 12, 2001
February 12, 2001
March 7, 2001
March 7, 2001
March 28, 2001
May 17, 2001
June 15, 2001
November 21, 2001
January 7, 2002
January 14, 2002
February 14, 2002
February 14, 2002
March 1, 2002
March 1, 2002
March 5, 2002
March 14, 2002
March 20, 2002
April 1, 2002
April 9, 2002
April 23, 2002
May 27, 2002
May 27, 2002
June 6, 2002
June 19, 2002
July 26, 2002
November 1, 2002	2,500
12,500
10,000
200,000
140,000
15,000
7,500
60,000
5,000
45,000
25,000
20,000
2,500
136,000
340,000
565,000
125,000
5,500
252,500
125,000
20,000
100,000
20,000
20,000
48,100
1,072,500
50,000
150,000
50,000
13,200
100,000
50,000
35,000
2,750
6,600
18,200
55,500
36,850
30,000
7,700
29,350
250,000
7,700
7,700	$0.27
$0.27
$0.27
$0.50
$0.27
$0.27
$0.27
$1.22
$0.27
$0.27
$1.78
$0.27
$0.27
$0.27
$0.50
$0.50
$0.50
$0.27
$0.50
$0.50
$0.27
$0.50
$0.50
$0.50
$0.50
$0.27
$0.36
$0.65
$0.51
$0.51
$0.61
$0.61
$0.62
$0.65
$0.68
$0.95
$1.00
$1.05
$0.76
$0.76
$0.73
$0.86
$0.56
$0.50	August 1, 2005
August 1, 2005
December 2, 2005
December 2, 2005
February 9, 2004
June 15, 2004
August 16, 2004
September 22, 2004
January 6, 2005
March 23, 2005
March 23, 2005
August 1, 2005
September 11, 2005
February 7, 2006
February 7, 2004
February 7, 2006
February 12, 2006
February 12, 2006
February 12, 2006
February 12, 2004
March 7, 2004
March 7, 2004
March 28, 2004
May 17, 2004
June 15, 2006
November 21, 2006
January 7, 2005
January 14, 2005
February 14, 2005
February 14, 2007
March 1, 2005
March 1, 2007
March 5, 2007
March 14, 2007
March 20, 2007
April 1, 2007
April 9, 2007
April 23, 2007
May 27, 2005
May 27, 2007
June 6, 2007
June 19, 2005
July 26, 2007
November 1, 2007

Date of Grant	Number of Options	Exercise Price	Expiry Date
November 12, 2002
November 12, 2002
November 18, 2002
November 20, 2002
November 20, 2002
November 25, 2002
January 6, 2003
January 6, 2003
January 7, 2003
January 20, 2003
February 19, 2003
February 24, 2003
March 1, 2003
March 21, 2003
April 4, 2003
April 7, 2003
May 1, 2003
July 24, 2003
August 1, 2003
August 1, 2003
August 5, 2003
August 27, 2003
August 27, 2003
August 27, 2003	27,500 15,000 20,000 57,500 747,700 22,700 2,750 12,500 24,000 35,000 250,000 27,500 1,650 8,800 3,600 40,000 100,000 12,500 275,000 50,000 5,500 100,000 75,000 50,000	$0.51 $0.51 $0.51 $0.50 $0.50 $0.49 $0.65 $0.65 $0.64 $0.62 $0.57 $0.57 $0.54 $0.53 $0.53 $0.53 $0.50 $0.40 $0.50 $0.75 $0.41 $0.75 $0.50 $0.75	November 12, 2007
November 12, 2005
November 18, 2007
November 20, 2005
November 20, 2007
November 25, 2007
January 6, 2008
January 6, 2006
January 7, 2008
January 20, 2008
February 19, 2008
February 24, 2008
March 1, 2008
March 21, 2008
April 4, 2008
April 7, 2008
May 1, 2006
July 24, 2008
August 1, 2005
August 1, 2005
August 5, 2008
February 7, 2006
February 27, 2006
			February 27, 2006
TOTAL	6,239,350

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information as of December 31, 2003 concerning the beneficial ownership of our common shares as to each person known to us that is the beneficial owner of more than 5%  of our outstanding shares:

Title of Class	Identity of Person or Group	Number of Shares	Percent of Class
Common shares	Menderes Holding AG(1)	7,362,621	13.8%
(1)	Menderes Holding AG is a company 100% owned by Hans Moppert of Basel, Switzerland.

Our major shareholder does not have different voting rights than other shareholders.

To the best of our knowledge, Menderes Holding AG ("Menderes”) made its initial investment in us in October, 1998 purchasing 500,000 units (consisting of 500,000 common shares and 500,000 common share purchase warrants) which equated to approximately 2.9% of the common shares outstanding. Since that time, Menderes has participated in a number of our financings such that its holdings of our common shares has increased to 13.8% of the common shares outstanding as at December 31, 2003. Menderes also holds warrants to purchase an additional 2,442,442 common shares. All the shares purchased by Menderes have been for investment purposes only.

As at December 8, 2003, we had 48 registered shareholders with addresses in the United States holding approximately 1,645,089 common shares or approximately 3.3% of the total number of issued and outstanding shares. We are not aware of the distribution of any currently outstanding warrants to U.S. residents. Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

B. RELATED PARTY TRANSACTIONS

CONFLICT OF INTEREST

Some of our directors and officers are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of our company and their duties as a director or officer of such other companies. All such conflicts are disclosed by them in accordance with the Company Act and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers or any of their associates are or have been indebted to us, or whose indebtedness to another entity has been the subject of a guarantee, support agreement or similar arrangement provided by us, during the three most recently completed fiscal years.

TRANSACTIONS DURING PAST THREE FISCAL YEARS

During our fiscal year ended December 31, 2001, we received loan proceeds from three of our directors and a shareholder. On April 1, 2002, we reached an agreement with these lenders to issue common shares to or at the direction of the lenders in full and final settlement of our outstanding secured loans as at that date. We issued common shares at a price of $0.90 per share with a four month hold period from the date of issue. The details of the debt settlement transactions are as follows:

Name of Lender	Relationship	Loan Amount ($)	Shares Issued (#)
Menderes Holding AG	Major Shareholder(1)	1,599,400	1,777,111
Brian G. Richards	Director, Executive Vice-President	100,000	111,111
Richard A. Grafton	Director	75,000	83,333
William J. Radvak	Director, President and Chief Executive Officer	20,000	22,222
(1)	One of our directors, Dominique E. Merz, is a financial advisor to the lender, Menderes Holding AG, who is one of our principal shareholders.

During our fiscal year ended December 31, 2002, a shareholder and certain of our directors guaranteed revolving demand loan credit facilities with a Canadian chartered bank for a total of U.S.$1,165,000 until June 30, 2003 and September 30, 2003. In consideration for providing the loan guarantees, we issued non-transferable share purchase warrants to the guarantors exercisable for the term of the guarantees. In June 2003, a portion of the above revolving demand loan and related guarantees was extended and the term of the related warrants was also extended. Additionally, we increased the loan facility to U.S.$1,665,000. Menderes Holding AG provided a guarantee for the additional U.S.$500,000 of demand credit and was granted additional non-transferable share purchase warrants to purchase 793,542 of our common shares at a price of $0.46 per share until September 30, 2003. In September 2003, U.S.$150,000 of the loan facility was terminated and we issued unsecured promissory notes to the guarantors of the terminated portion of the loan facility for the amount of the loan guarantees and extended the term of the related warrants. The promissory notes bear interest at a rate of 9% per annum with U.S.$100,000 being repayable on October 31, 2003 and U.S.$50,000 repayable on December 31, 2003. On October 31, 2003, U.S.$55,000 of the U.S.$100,000 was repaid, with the balance extended to January 16, 2004. The promissory notes were fully repaid by December 31, 2003. See “Item 5 – D. Liquidity and Capital Resources – Outstanding Loans and Credit Facility”.

Further, in September 2003, William J. Radvak, Brian G. Richards and W. John Meekison, our current executive officers, loaned us an aggregate of $153,000. The loans were made by way of unsecured promissory notes bearing interest at a rate of 9% per annum and repayable on December 23, 2003. In December 2003, we repaid $36,000 and the repayment date for the remaining $117,000 was extended to June 30, 2004.

On July 7, 2003, we entered into a strategic consulting agreement with Katan Associates, Inc. (“Katan”), a California-based consulting firm specializing in providing strategic advisory services to biotechnology companies. Stan Yakatan, a senior partner of Katan, was appointed to our board of directors on January 30, 2004. Under the consulting agreement, we agreed to pay Katan a fee of U.S.$5,000 per month and granted Katan a stock option to purchase 200,000 common shares at an exercise price of $0.50 per share that vests over 18 months expiring August 1, 2005. Additionally, under certain conditions, Katan may also earn a success fee in the event we complete a strategic partnership or financing introduced through Katan. The agreement expires on June 30, 2005 and may be terminated by either party upon 30 days' written notice.

During the year ended December 31, 2002, we paid a fee of $7,300 for investor relations services to an individual who is a sibling of William Radvak, one of our directors and officers.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements including our consolidated balance sheets, consolidated statements of loss and deficit, and consolidated statements of cash flows for the years ended December 31, 2002, 2001, and 2000, the notes to those statements and the auditors’ report thereon, and our unaudited consolidated interim financial statements for the nine-month period ended September 30, 2003 and 2002 and the notes to those statements, are included in this Registration Statement.

EXPORT SALES

For our fiscal year ended December 31, 2002, we incurred export sales of $45,551 or 30% of a total of $151,958 in product sales revenue. As our main geographic markets are outside our home country, it is expected that export sales will account for the majority of revenues from product sales in future years.

LEGAL OR ARBITRATION PROCEEDINGS

We are not a party to any material pending legal or arbitration proceedings and are not aware of any material contemplated legal proceedings to which we may be a party. See "Item 4 – A. Our History and Development" for a discussion of creditor protection proceedings during the year ended December 31, 2001.

DIVIDEND POLICY

We have not declared or paid any dividends on the outstanding common shares since our inception and we do not anticipate that we will do so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of the Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition. At the present time, anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the further development of the business.

B. SIGNIFICANT CHANGES

The following significant changes have occurred in our business since September 30, 2003.

FINANCING

On November 21, 2003 and December 30, 2003, we closed a private placement financing in two tranches of an aggregate of 4,049,873 units at a price of $0.43 per unit for gross proceeds of $1,741,445. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one of our common shares at a price of $0.55 per share for a period of 12 months from the closing date of the financing.

ITEM 9. THE OFFER AND LISTING

Our common shares have traded on the TSX-VN since October 1991 under the symbol "RBM". In July 2003, our common shares commenced trading on the Frankfurt Stock Exchange in Germany under the symbol RBQ.

The following table sets forth the high and low sales prices of our common shares on the TSX-VN for the last five full fiscal years and the subsequent periods:

	Common Share Price Canadian Dollars
	High	Low
Fiscal year ended December 31, 2003:
Month ended December 31, 2003	$0.47	$0.39
Month ended November 30, 2003	$0.49	$0.36
Month ended October 31, 2003	$0.53	$0.40
Month ended September 30, 2003	$0.55	$0.39
Month ended August 31, 2003	$0.45	$0.39
Month ended July 31, 2003	$0.55	$0.37
Second Quarter	$0.62	$0.37
First Quarter	$0.68	$0.46
Fiscal year ended December 31, 2002:
Fourth Quarter	$0.86	$0.34
Third Quarter	$0.76	$0.37
Second Quarter	$1.30	$0.55
First Quarter	$0.96	$0.31
Fiscal year ended December 31, 2001:
Fourth Quarter(1)	$0.42	$0.06
Third Quarter(1)	$0.39	$0.14
Second Quarter	$0.37	$0.21
First Quarter	$0.44	$0.22
Fiscal year ended December 31, 2000:	$2.75	$0.23
Fiscal year ended December 31, 1999:	$1.50	$0.67
Fiscal year ended December 31, 1998:	$1.79	$0.65

(1)	From September 18, 2001 to October 19, 2001, the trading of our common shares on the TSX-VN was suspended due to creditor protection proceedings. See “Item 4 – A. Our History and Development.”

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

We are authorized to issue 100,000,000 common shares without par value, of which 49,440,725 and 53,518,521 common shares were issued and outstanding as fully paid as of September 30, 2003 and December 31, 2003, respectively.

The following table is a reconciliation of our issued share capital from December 31, 2000 to December 31, 2003:

Issued and Outstanding	Number	$ Amount
Balance at December 31, 2000:	27,323,148	$18,109,279
Financing, less issue costs:	8,273,200	$2,127,751
Bonus shares(1):	1,107,936	$346,234
Balance at December 31, 2001:	36,704,284	$20,583,264
Financing, less issue costs:	2,413,364	$1,316,714
Exercise of warrants:	4,321,600	$1,604,277
Exercise of stock options:	308,000	$119,518
Bonus Shares(1):	316,726	$149,399
Issued for settlement of debt(2):	1,993,777	$1,794,400
Balance at December 31, 2002:	46,057,751	$25,567,572
Financing, less issue costs:	1,700,000	$844,392
Exercise of warrants:	1,090,750	$490,828
Exercise of stock options:	592,224	$166,071
Financing less issue costs:	4,077,796	$1,724,366
Balance at December 31, 2003:	53,518,521	$28,793,229

(1)
In August 2001, we entered into a loan facility with several of our shareholders and directors, whereby we could draw, at the discretion of the lenders, up to $1.67 million of the loan facility. As part of the loan facility, we issued to the lenders under TSX-VN policies a bonus in the form of 643,667 common shares equivalent to 20% of the principal of the amounts advanced. In November 2001, we arranged an additional loan facility with one of our shareholders, for up to $796,300 with amounts to be received based on certain corporate milestones at the discretion of the lender. As part of this new loan facility, we issued to the lender under TSX-VN policies a bonus in the form of 780,995 common shares equivalent to 20% of the principal of the amounts advanced. See “Item 7 – B. Related Party Transactions”.

(2)
In April 2002, we agreed with our lenders to issue common shares to settle both the August 2001 and the November 2001 loan facilities totaling $1,794,400 as at April 3, 2002. We issued a total of 1,993,777 common shares at a price of $0.90 per share.

ESCROWED SHARES

As at the date hereof, 825,000 of our common shares are being held in escrow for William J. Radvak, Steven J. Radvak, Radvak Engineering Ltd. and Brian Richards by Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, subject to the orders of the TSX-VN. These common shares (the “Performance Shares”) were issued to our original principals at a purchase price below the price of the common shares when listed on the TSX-VN and, as a result, are required by the TSX-VN and British Columbia securities laws to be held in escrow and are released to the principals on our achieving certain financial milestones. The Performance Shares are held in escrow pursuant to the terms of a performance escrow agreement dated December 31, 1995 among us, Computershare Investor Services Inc., as escrow agent, and the holders of the performance shares (the “Escrow Agreement”).

The Escrow Agreement is in the form required by the policies of the British Columbia Securities Commission (the “Policies”) and provides that the Performance Shares must remain in escrow until the regulatory authority having jurisdiction permits them to be released from escrow or requires them to be cancelled. The Performance Shares are restricted and any dealings with them are subject to the direction or determination of the TSX-VN, or if our shares are no longer listed on the TSX-VN, the Executive Director under the Securities Act (British Columbia).

The Performance Shares may be released from escrow, on a pro-rata basis, based upon our cumulative cash flow, as evidenced by our annual audited financial statements. “Cash Flow” is defined in the Policies to mean net income or loss before tax, adjusted for certain add-backs. For each $0.02 of cumulative cash flow generated by us from our operations, one Performance Share may be released from escrow. Through December 31, 2003, no Performance Shares have been released from escrow.

Holders of the Performance Shares may not transfer Performance Shares except in accordance with the Policies and only with the consent of the TSX-VN. A holder of Performance Shares may exercise all voting rights attached to the Performance Shares, except on a resolution to cancel the Performance Shares, but may not receive any dividends on such Performance Shares or participate in our assets or property on the winding up or dissolution of our company.

A holder of Performance Shares who ceases to be a principal, as that term is defined in the Securities Act (British Columbia), dies or becomes bankrupt, is entitled to retain any Performance Shares then held by him and is not obliged to transfer or surrender the Performance Shares to us or to any other person.

The Performance Shares must be surrendered for cancellation if our shares are the subject of a cease trade order for two consecutive years and any Performance Shares not released from escrow 10 years from the later of the date of issue of the Performance Shares and the date of the Escrow Agreement must be surrendered for cancellation.

OUTSTANDING STOCK OPTIONS AND WARRANTS:

We had 6,264,350 and 6,239,350 stock options issued and outstanding as of September 30, 2003 and December 31, 2003, respectively. See “Item 6 – E. Share Ownership of Directors and Executive Officers" for a more detailed summary of our outstanding stock options and a description of our stock option plan.

We had 2,921,374 and 4,845,979 share purchase warrants issued and outstanding as of September 30, 2003 and December 31, 2003, respectively. As at December 31, 2003, 2,874,936 of the warrants outstanding are held by our investors who participated in two private placement equity financings during the 2003 fiscal year. The remaining 1,971,043 warrants are held by our directors and insiders as consideration for providing loan guarantees to us. See “Item 5 – D. Liquidity and Capital Resources – Outstanding Loans and Credit Facility”. The following table describes the share purchase warrants outstanding as of December 31, 2003:

Number of Common Shares Issuable	Exercise Price	Expiry
49,258	$0.55	December 31, 2003
750,000	$0.50	April 24, 2004
100,000	$0.50	June 13, 2004
17,196	$0.55	June 30, 2004
410,426	$0.75	June 30, 2004
700,621	$0.45	June 30, 2004
793,542	$0.46	June 30, 2004
150,750	$0.55	October 30, 2004
1,020,947	$0.55	November 20, 2004
853,239	$0.55	December 29, 2004
Total: 4,845,979

B. MEMORANDUM & ARTICLES

We were incorporated as Little Bear Resources Ltd. under the Company Act on August 20, 1980 under number 214840. On October 15, 1991, we changed our name to Response Biomedical Corp. We have no restrictions on our business imposed by the Company Act. We are authorized to issue 100,000,000 common shares without par value, of which 53,518,521 common shares were issued and outstanding as of December 31, 2003.

All of the common shares rank equally as to voting rights, participation in a distribution of assets on a liquidation, dissolution or winding-up of our company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each common share carries with it the right to one vote. There are no limitations on the rights of holders to own common shares.

In the event of liquidation, dissolution or winding-up of our company or other distribution of assets, the holders of the common shares will be entitled to receive, on a pro-rata basis, all of the assets remaining after we have paid out our liabilities. Although we currently do not pay dividends, a capital distribution in the form of dividends, if any, will be declared by the Board of Directors.

Provisions as to modification, amendment or variation of the rights attached to the common shares are contained in our memorandum and articles and the Company Act. Generally speaking, substantive changes to the rights attached to the common shares will require the approval of the holders of common shares by special resolution (at least 75% of the votes cast).

There are no restrictions on the repurchase or redemption by us of common shares as long as we remain solvent. There are no indentures or agreements limiting the payment of dividends. There are no conversion rights, special liquidation rights, sinking fund provisions, pre-emptive rights or subscription rights attached to any common shares. Holders of common shares are not liable to further capital calls by us.

The directors have the power to convene general meetings of our shareholders and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Meetings must be held annually, at least every 13 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. The directors must stand for election at each annual general meeting of shareholders.

If one of our directors votes on a proposal, arrangement or contract in which the director is materially interested, the director is liable to account to us for any profit made as a consequence of our entering into or performing the proposed arrangement or contract, unless the arrangement or contract is reasonable and fair and is approved by a special resolution of the shareholders. A director is not deemed to be interested or have been interested at any time in a proposal, arrangement or transaction merely because it relates to the remuneration of a director in that capacity. The directors have the power to borrow money from any source and upon any terms and conditions on our behalf. There is no requirement that the directors hold shares in our company to qualify as directors and there is no age limit requirement for directors.

C. MATERIAL CONTRACTS

The following material contracts have been entered into by us in the preceding two years.

UBC LICENSE AGREEMENT

We entered into an agreement with the UBC effective October 9, 2003, pursuant to which UBC granted to us an exclusive, geographically unrestricted license to use and sublicense certain issued patents and pending patent applications related to the RAMP technology and to manufacture, distribute and sell products developed in connection therewith. See “Item 4 – B. Business Overview – Intellectual Property – License from UBC” for a summary of the terms of this agreement, including the term of the license and our royalty payment obligations.

MANAGEMENT AGREEMENT – WILLIAM RADVAK

Effective May 1, 2003, we entered into a management agreement with William Radvak pursuant to which he agreed to provide his services to us in the capacity of President & Chief Executive Officer. The agreement is for a period of two years. Under the agreement, Mr. Radvak is paid an annual salary of $125,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 25% of his annual salary. In the event we secure sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $150,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year’s salary plus 15% for loss of benefits in the event Mr. Radvak’s employment is terminated by us in breach of the agreement. In the situation where termination of Mr. Radvak is as a result of a change of control of our company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. In a letter dated November 1, 2003, Mr. Radvak agreed to defer 50% of his salary until November 16, 2003 and thereafter defer 100% of his salary until such date as mutually agreed between Mr. Radvak and us.

MANAGEMENT AGREEMENT – BRIAN RICHARDS

Effective May 1, 2003, we entered into a management agreement with Brian Richards pursuant to which he agreed to provide his services to us in the capacity of Executive Vice President. The agreement is for a period of two years. Under the agreement, Mr. Richards is paid an annual salary of $100,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual salary. In the event we secure sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $125,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year’s salary plus 15% for loss of benefits in the event Mr. Richards’ employment is terminated by us in breach of the agreement. In the situation where termination of Mr. Richards is as a result of a change of control of our company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. In a letter dated November 21, 2003, Mr. Richards agreed to defer 50% of his salary as of November 21, 2003, until such date as mutually agreed between Mr. Richards and us.

MANAGEMENT AGREEMENT – W. JOHN MEEKISON

Effective May 1, 2003, we entered into a management agreement with Mr. Meekison pursuant to which he agreed to provide his services to us in the capacity of Chief Financial Officer. The agreement is for a period of two years. Under the agreement, Mr. Meekison is paid an annual salary of $100,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual salary. In the event we secure sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $125,000. The agreement further provides for a severance payment equal to one year’s salary plus 15% for loss of benefits in the event Mr. Meekison’s employment is terminated by us in breach of the agreement. In the situation where termination of Mr. Meekison is as a result of a change of control of our company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. In a letter dated November 21, 2003, Mr. Meekison agreed to reduce his employment with us to four days per week with a corresponding 20% reduction in salary until such date as mutually agreed between Mr. Meekison and us.

MANAGEMENT AGREEMENT – JOANNE STEPHENSON

Effective May 1, 2003, we entered into a management agreement with Ms. Stephenson pursuant to which she agreed to provide her services to us in the capacity of Vice President, Business Development. The agreement is for a period of two years. Under the agreement, Ms. Stephenson is paid an annual salary of $100,000 and is able to participate in our stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of her annual salary. In the event we secure sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $125,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year’s salary plus 15% for loss of benefits in the event Ms. Stephenson’s employment is terminated by us in breach of the agreement. In the situation where termination of Ms. Stephenson is as a result of a change of control of our company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits.

CONSULTING AGREEMENT – PAUL HARRIS, PHD

Effective May 1, 2003, we entered into a consulting agreement with Micron Engineering, owned by Paul Harris, Ph.D. pursuant to which he agreed to provide part-time services to us in the capacity of Vice President, Research and Development. The agreement is for a period of one year, expiring on April 30, 2004. Under the agreement, Dr. Harris is paid a consulting fee of U.S.$140,000 per annum, which was subsequently amended to U.S.$117,000 per annum, payable monthly based on an average of 12 work days per month. Additionally, Dr. Harris is able to participate in our stock option plan, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual consulting fee. The consulting agreement may be terminated at any time by either Dr. Harris or us with 90 days' written notice. In a letter dated December 3, 2003, Dr. Harris agreed to reduce his consulting time for us to two days a week from December 1, 2003 to January 31, 2004 with a corresponding one-third reduction in consulting fees, and further, defer 50% of his consulting fees for the two-month period until such date as mutually agreed between Dr. Harris and us.

CONSULTING AGREEMENT – REED SIMMONS

Effective March 10, 2003, we entered into a consulting agreement with Reed Simmons pursuant to which he agreed to provide his services to us in the capacity of Vice President, Manufacturing. The agreement is for a period of more than one year, expiry on April 30, 2004. Under the agreement, Mr. Simmons is paid a consulting fee in the amount of U.S.$1,500 per week, payable monthly. Additionally, Mr. Simmons is able to participate in our stock option plan, be reimbursed for reasonable out of pocket expenses, as well as participate in any bonus plan enacted by us. The consulting agreement may be terminated at any time by either Mr. Simmons or us with 30 days' written notice.

CONSULTING AGREEMENT - KATAN

On July 7, 2003, we entered into a strategic consulting agreement with Katan Associates, Inc. to obtain strategic advisory services. See “Item 7 - B. Related Party Transactions – Transactions During Past Three Fiscal Years”.

PERFORMANCE ESCROW AGREEMENT

Effective December 31, 1995, we entered into a performance escrow agreement with certain of our shareholders and Montreal Trust Company of Canada (now Computershare Investor Services Inc.) governing the release of 825,0000 common shares (the "Performance Shares") issued to our principals but held in escrow pursuant to the policies of the British Columbia Securities Commission. See “Item 10 – A. Share Capital – Escrow Shares”.

DEMAND OPERATING FACILITY AGREEMENT AND RELATED GUARANTEE AGREEMENTS

On November 21, 2002 we entered into an agreement with the Toronto Dominion Bank for a revolving line of credit in the amount of U.S.$1,165,000 which was guaranteed by certain shareholders and directors. The agreement was amended on December 31, 2002. On June 18, 2003, the line of credit was increased to U.S.$1,665,000 and a portion of the loan facility and the related guarantees were extended. In September 2003, U.S.$150,000 of the loan facility was terminated leaving U.S.$1,515,000 available under the facility. See “Item 5 – D. Liquidity and Capital Resources – Outstanding Loans and Credit Facility”.

D. EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements. See "Item 10 – Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

There is no limitation imposed by Canadian law or by our charter or other constituent documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of our. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was Cdn.$5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 2003 to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Cdn.$223 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one third or more of the common shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of common shares.

Certain transactions relating to our common shares would be exempt from the Investment Act, including:

(a)	acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)	acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of common shares, remained unchanged.

E. TAXATION

CANADIAN FEDERAL INCOME TAXATION

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more common shares pursuant to this Registration Statement, and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with us, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any common share in or in the course of carrying on business in Canada. It is assumed that the Common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and our understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the TSX-VN is so prescribed), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned 25% or more of the issued shares of any class of our capital stock. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Investor does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base", as those terms are defined for the purposes of the Treaty, available to the Investor in Canada. The Treaty may not be available to a non-resident investor that is a U.S. LLC which is not subject to tax in the U.S.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by us to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of our voting stock, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency‘s position that the Treaty reductions are not available to an Investor that is a "limited liability company" resident in the United States. We will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Investor.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Item 10 –Additional Information - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. HOLDERS

As used herein, a "U.S. Holder" is a holder of our common shares who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, U.S. Holders subject to the alternative minimum tax and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON COMMON SHARES

U.S. Holders, who do not fall under any of the provisions contained under within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. See more detailed discussion at "Foreign Tax Credit" below. U.S. Holders receiving distributions (including constructive distributions) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that distributions exceed current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain U.S. Holders). In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the U.S. Holder must meet the required holding period. In order to meet the required holding period, the U.S. Holder must hold our common shares for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date.

There is the possibility that our common shares are passive foreign investment company shares. As such, any dividends on our common shares may not be eligible for the reduced maximum tax rates.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of us. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in our common shares. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless we were to become a controlled foreign corporation. For the effect on us of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold our common shares would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that it might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if we are a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. We believe that we are a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat us as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by us.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then it will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our common shares) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to our common shares while it is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of our common shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in us.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of our stock or the total value is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of our stock would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of us and our earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of our common shares by such a 10% U.S. Holder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

This rule is designed to eliminate the risk that a U.S. Holder would be required to include a foreign corporation's earnings currently under both subpart F and the PFIC or QEF rules. Due to the complexity of the CFC and PFIC overlap provisions, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the securities commissions in Canada can be obtained from the website located at www.sedar.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We maintain an operating line of credit with a Canadian chartered bank for a maximum U.S.$1,515,000. The line of credit is denominated in U.S. dollars and bears interest at business prime which at December 31, 2003 was 4.5%. As a consequence, we are exposed to both fluctuations in interest rates and exchange rates between the U.S. and Canadian dollar. A significant rise in interest rates would have a negative material impact on us.

We conduct a considerable amount of our business outside of Canada and many of our purchase and sales transactions in our fiscal year ended December 31, 2002 were made in U.S. dollars. For this purpose, we maintain U.S. currency accounts for transactions in U.S. dollars. Our business transactions gave rise to a foreign exchange loss of $8,461 in our fiscal year 2002, $43,365 in our fiscal year 2001 and $3,828 in our fiscal year 2000. We do not have any foreign currency hedging instruments in place.

We are also exposed to further currency risk as our line of credit is denominated in U.S. dollars. The amount of available credit will fluctuate depending on the prevailing exchange rate between the Canadian and U.S. dollar. A significant rise in the Canadian dollar against the U.S. dollar may have a negative material impact on us by lowering the amount of credit available under the operating line.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements filed as part of this report are listed in "Item 19 - Financial Statements and Exhibits".

All financial statements herein are stated in accordance with accounting principles generally accepted in Canada. Such financial statements have been reconciled to United States GAAP. For the history of exchange rates which were in effect for United States dollars against Canadian dollars, see "Item 3 - Currency Exchange Rates".

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to "Item 17 -"Financial Statements".

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

A.	Financial Statements

1.
Audited consolidated financial statements including consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows, as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, the notes to those statements and the auditors' report thereon.

2.
Unaudited consolidated interim financial statements, including consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows, as at September 30, 2003 and December 31, 2002 and for the nine-month periods ended September 30, 2003 and 2002, and the notes to those statements.

B.	Exhibits

1.1	Memorandum of the Company, including all amendments.
1.2	Articles of the Company.
2.1	Form of our common share certificate.
2.2	Performance Share Escrow Agreement dated December 31, 1995.
4.1	License Agreement dated October 9, 2003 between Response and University of British Columbia.
4.2	Management Agreement dated May 1, 2003 between Response and William Radvak and amendment letter dated November 1, 2003.
4.3	Management Agreement dated May 1, 2003 between Response and Brian Richards and amendment letter dated November 21, 2003.
4.4	Management Agreement dated May 1, 2003 between Response and John Meekison and amendment letter dated November 1, 2003.
4.5	Management Agreement dated May 1, 2003 between Response and Joanne Stephenson.
4.6	Consulting Agreement dated May 1, 2003 between Response and Paul Harris, PhD and amendment letter dated December 3, 2003.
4.7	Consulting Agreement dated March 10, 2003 between Response and Reed Simmons.
4.8	Consulting Agreement dated July 7, 2003 between Response and Katan Associates, Inc.
4.9	1996 Stock Option Plan, as amended.
4.10	Form of our share purchase warrant.
4.11	Demand Operating Facility Agreement dated November 21, 2002 between Response and The Toronto-Dominion Bank, and amendments dated December 31, 2002 and June 18, 2003.
4.12	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and Menderes Holding AG.
4.13	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and Avenir Capital Corp.
4.14	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and William J. Radvak.
4.15	Irrevocable Guarantee Agreement dated February 21, 2003 between Response and Dominique E. Merz.
8.1	List of our subsidiaries.
10.1	Consent of Ernst & Young LLP, Independent Chartered Accountants.

SIGNATURES

We hereby certify that we meet all of the requirements for filing on Form 20-F and that we have duly caused and authorized the undersigned to sign this registration statement on our behalf.

RESPONSE BIOMEDICAL CORP.

/s/ William J. Radvak
William J. Radvak
President and Chief Executive Officer

Date: January 30, 2004

Consolidated Financial Statements

Response Biomedical Corp.

(Expressed in Canadian dollars)
December 31, 2002 and 2001

AUDITORS’ REPORT

To the Directors of
Response Biomedical Corp.

We have audited the consolidated balance sheets of Response Biomedical Corp. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for stock based compensation and accounting for income taxes as explained in note 3 to the consolidated financial statements, on a consistent basis.

Vancouver, Canada,	/s/ Ernst & Young LLP
February 25, 2003	Chartered Accountants

Comments by Auditors on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated February 25, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,	/s/ Ernst & Young LLP
February 25, 2003	Chartered Accountants

Response Biomedical Corp.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Nature of Business and Basis of Presentation]

As at December 31	(Expressed in Canadian dollars)

	2002	2001
	$	$

ASSETS
Current
Cash and cash equivalents	1,075	88,384
Accounts and amounts receivable [note 4]	154,134	19,044
Inventories [note 5]	327,997	—
Prepaid expenses and other	98,911	31,713
Total current assets	582,117	139,141
Capital assets [note 6]	226,483	159,067
Other assets [note 7]	53,900	314,082
	862,500	612,290

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Demand loans payable [note 8]	1,203,416	—
Accounts payable and accrued liabilities	398,259	366,987
Loans payable to shareholders and directors [note 9]	—	1,469,080
Deferred revenue	51,208	88,458
Total current liabilities	1,652,883	1,924,525
Commitments [notes 10[g] and 13]

Shareholders’ deficiency
Share capital [note 10[a]]	25,567,572	20,583,264
Shares to be issued [note 9]	—	19,200
Contributed surplus [notes 8 and 10[c]]	350,400	120,000
Deficit	(26,708,355)	(22,034,699)
Total shareholders’ deficiency	(790,383)	(1,312,235)
	862,500	612,290

See accompanying notes

On behalf of the Board:

/s/ William J. Radvak	/s/ Brian G. Richards
Director	Director

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[See Note 1 - Nature of Business and Basis of Presentation]

As at December 31	(Expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 14]	37,250	46,792	112,125
Sales of product [note 14]	151,958	—	—
	189,208	46,792	112,125
Less: cost of sales - products	(51,579)	—	—
	137,629	46,792	112,125

EXPENSES
General and administrative [note 11]	1,268,355	1,090,396	1,478,071
Marketing and business development	462,928	200,639	896,313
Research and development [note 15]	2,672,351	2,726,447	2,999,371
	4,403,634	4,017,482	5,373,755
Other (income) expense:
Interest expense [notes 7, 8 and 9]	446,073	129,068	—
Interest income	(6,066)	(11,160)	(119,271)
Miscellaneous income	(24,985)	—	—
Gain on settlement with creditors [note 1]	(15,832)	(469,251)	—
Foreign exchange loss	8,461	43,365	3,828
Write-off of capital assets	—	131,670	—
Gain on sale of capital assets	—	—	(5,533)
Total other (income) expense	407,651	(176,308)	120,976
Loss for the year	4,673,656	3,794,382	5,140,654

Deficit, beginning of year	22,034,699	18,240,317	13,099,663
Deficit, end of year	26,708,355	22,034,699	18,240,317

Loss per common share - basic and
diluted [note 10[f]]	($0.11)	($0.11)	($0.19)

Weighted average number of common
shares [note 10[f]]	43,228,309	33,412,004	26,965,940

See accompanying notes

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[See Note 1 - Nature of Business and Basis of Presentation]

As at December 31	(Expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(4,673,656)	(3,794,382)	(5,140,654)
Add (deduct) items not involving cash:
Amortization	79,200	106,006	138,284
Gain on settlement with creditors	(15,832)	(469,251)	—
Write-off of capital assets	—	131,670	—
Gain on sale of capital assets	—	—	(5,533)
Stock-based compensation	136,000	10,000	110,000
Amortization of deferred loan costs	443,981	92,152	—
Unrealized foreign exchange loss	—	29,305	—
Change in non-cash working capital:
Accounts and amounts receivable	(135,090)	44,723	(39,337)
Inventories	(327,997)	—	—
Prepaid expenses and other	(26,398)	6,045	(24,893)
Accounts payable and accrued liabilities	47,104	264,659	225,330
Deferred revenue	(37,250)	36,208	52,250
Cash used in operating activities	(4,509,938)	(3,542,865)	(4,684,553)

INVESTING ACTIVITIES
Deposit on capital asset purchase	(16,557)	—	(240,379)
Refund of deposit on capital asset purchase	—	168,252	—
Proceeds from sale of capital assets	—	—	7,255
Purchase of capital assets	(130,059)	(3,643)	(120,694)
Cash provided by (used in) investing activities	(146,616)	164,609	(353,818)

FINANCING ACTIVITIES
Proceeds from issuance of share capital,
net of share issue costs [note 10[a]]	3,040,509	2,127,751	4,592,909
Proceeds from demand loans payable	1,203,416	—	150,000
Repayment of demand loans payable	—	(150,000)	—
Proceeds from loans payable to shareholders
and directors	325,320	1,687,726	—
Repayment of loans payable to shareholders
and directors	—	(247,951)	—
Cash provided by financing activities	4,569,245	3,417,526	4,742,909

Increase (decrease) in cash and cash
equivalents during the year	(87,309)	39,270	(295,462)
Cash and cash equivalents, beginning of year	88,384	49,114	344,576
Cash and cash equivalents, end of year	1,075	88,384	49,114

Supplemental disclosure
Interest paid	42,596	36,916	—

See accompanying notes

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Response Biomedical Corp. (the “Company”) was incorporated on August 20, 1980 under the laws of the Province of British Columbia. The Company is in the business of developing innovative point-of-care diagnostic products. Through both acquisition and licensing, the Company has the rights to develop several biomedical diagnostic processes.

On September 17, 2001, after experiencing serious financial difficulties, the Company applied for creditor protection by filing a Notice of Intention to Make a Proposal pursuant to Part III of the Bankruptcy and Insolvency Act. On October 23, 2001, a proposal to settle outstanding debts was made to the Company’s creditors. The proposal was voted on and accepted unanimously by creditors on November 5, 2001 and subsequently approved by the British Columbia Supreme Court.

Under the proposal, the Company was obliged to make cash payments to unsecured creditors equal to 25% of their claim. Claims of preferred creditors less than or equal to $2,000 were to be paid in full. Claims of preferred creditors in excess of $2,000 were to be paid at $2,000 plus 25% of the amount in excess of $2,000. Of the total estimated payments to be made under the proposal, the Company paid $91,829 prior to December 31, 2001. The final payment of $127,374, which was included in accounts payable and accrued liabilities at December 31, 2001, was paid on March 13, 2002. During the year ended December 31, 2002, the Company recorded a gain on settlement with creditors of $15,832 [2001 - $469,251] relating to the settlement payment to unsecured creditors.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At December 31, 2002, the Company had a working capital deficiency of $1,070,766, had incurred significant losses and had an accumulated deficit of $26,708,355. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is attempting to raise additional capital through private placements and public offerings. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue in business.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

2. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 17. A summary of the significant accounting policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc., an inactive United States corporation with nominal assets and liabilities and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of the instruments, which is recorded at cost plus accrued interest, approximates fair market value.

Inventories

Raw materials inventory is carried at the lower of actual cost and replacement cost determined on a first-in first-out basis. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes materials, direct labour and applicable overhead.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

2. ACCOUNTING POLICIES (cont’d)

Capital assets

Capital assets are recorded at cost and amortized over their estimated useful lives using the straight-line method as follows:

Office furniture and equipment	5 years
Office computer equipment	3 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Lab furniture and equipment	5 years
Lab computer equipment	3 years
Software	2 years

Deferred loan costs

Deferred loan costs reflect the costs incurred in connection with loan financings and are amortized on a straight-line basis over the terms of the respective loans.

Foreign currency translation

Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate for the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Response Biomedical Inc. is considered an integrated foreign operation and its accounts are translated using the temporal method. Under this method, monetary items are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect at the time of the transactions. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

2. ACCOUNTING POLICIES (cont’d)

Revenue recognition

Sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable and the collection of the resulting receivables is reasonably assured. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period. Upfront fees from collaborative research arrangements, which are refundable are deferred and recognized once the refundability period has lapsed and the services have been provided.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options and warrants are anti-dilutive.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

2. ACCOUNTING POLICIES (cont’d)

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets net of a valuation allowance are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b]. No compensation is recognized for this plan when stock options are granted to executive officers, directors and employees. Any consideration received on the exercise of stock options is credited to share capital.

The Company uses the fair value method to account for all stock-based payments to non-employees. Under the fair value method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued.

Effective January 1, 2002, the Company discloses the pro forma effect of accounting for stock options awarded to employees under the fair value method [note 10[c]].

Leases

Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

3.	CHANGE IN ACCOUNTING PRINCIPLES

[a]

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The new section establishes the standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value method. The standard encourages the use of the fair value method of accounting for all employee stock-based compensation plans, but only requires the use of the fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

The Company elected to continue to record no compensation cost for stock options granted to employees, officers and directors. The adoption of the new recommendations had no impact on the consolidated financial statements for the year ended December 31, 2002.

[b]
Effective January 1, 2000, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes under the liability method, without restatement of prior years. The change in accounting policy did not result in any adjustment in fiscal 2000 and as at January 1, 2000. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

4.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers. As at December 31, 2002, one [2001 - nil] customer represents 90% [2001 - 0%] of the accounts receivable balance.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company derives most of its revenues in Canada and purchases the majority of its goods and services in Canadian dollars and accordingly has minimal exposure to foreign exchange risk, relating to these activities. However, the Company is exposed to foreign exchange risk with respect to the demand loans as these are denominated in US dollars.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

5. INVENTORIES

	2002	2001
	$	$

Raw materials	187,355	—
Work in process	66,449	—
Finished goods	74,193	—
	327,997	—

6. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2002
Office furniture and equipment	26,588	18,612	7,976
Office computer equipment	41,930	40,448	1,482
Lab furniture and equipment	373,575	297,063	76,512
Lab computer equipment	39,715	37,223	2,492
Software	6,157	6,157	—
Manufacturing equipment	24,501	4,197	20,304
Manufacturing molds	122,115	4,398	117,717
	634,581	408,098	226,483

2001
Office furniture and equipment	26,588	13,293	13,295
Office computer equipment	41,930	30,066	11,864
Lab furniture and equipment	373,575	252,664	120,911
Lab computer equipment	39,715	26,998	12,717
Software	6,157	5,877	280
	487,965	328,898	159,067

During the year ended December 31, 2001, the Company received a refund of $168,252 for a deposit relating to an asset under construction. The remaining deposit, which was not refunded, amounting to $125,067 was written off in the consolidated statement of loss during the year ended December 31, 2001.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

7. OTHER ASSETS

	2001	2001
	$	$

Deposit	—	40,800
Deferred loan costs	53,900	273,282
	53,900	314,082

The deposit is refundable in 2003 and accordingly as at December 31, 2002 has been reclassified to prepaid and other assets on the consolidated balance sheet.

During the year ended December 31, 2002 the Company capitalized loan costs of $224,599 [2001 - $365,434] and recorded amortization expense relating to the capitalized loan costs of $443,981 [2001 - $92,152; 2000 - $nil], which was recorded as interest expense.

8. DEMAND LOANS PAYABLE

On December 19, 2000, the Company entered into two loan agreements totaling $150,000 with third parties. The loans were without collateral, bore interest at eight percent per annum and were repayable on demand. The loans were repaid in February 2001.

In July 2002, the Company entered into a $789,800 [US$500,000] revolving demand loan credit facility with a Canadian chartered bank, bearing interest at the bank’s prime rate which at December 31, 2002 was 4.50% [2001 - 4.00%]. A shareholder of the Company has guaranteed the credit facility. In consideration for providing the guarantee, the Company issued 410,426 non-transferable share purchase warrants to the shareholder. Each share purchase warrant entitles the holder to purchase through June 30, 2003, one common share of the Company at a price of $0.75 per common share. Shares issued as a result of the exercise of the share purchase warrants have a hold period of four months from the date of issuance. The fair value of the share purchase warrants amounting to $94,400 has been credited to contributed surplus and recorded as deferred loan costs and is being amortized over the 11 month term of the credit facility. Of this facility, $789,800 was utilized as at December 31, 2002.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

8. DEMAND LOANS PAYABLE (cont’d.)

In November 2002, the Company entered into an additional $1,050,434 [US$665,000] revolving demand credit facility with a Canadian chartered bank, bearing interest at the bank’s prime rate, which at December 31, 2002 was 4.50%. The credit facility is guaranteed by several of the Company’s directors and a shareholder. As part of the credit facility, the Company is to issue to the guarantors 884,602 non-transferable common share purchase warrants with a fair value equal to 40% of the guaranteed amount. The share purchase warrants, with an exercise price of $0.55 per common share for directors and $0.45 per common share for the independent shareholder, will be exercisable through September 30, 2003. Common shares issued as a result of the exercise of the warrants have a four month hold period from the date of issuance. The share purchase warrants were issued in early 2003 upon receipt of regulatory approval. The fair value of the warrants was credited to contributed surplus and recorded as deferred loan costs in the first quarter of 2003. $413,616 of the credit facility was utilized as at December 31, 2002.

9. LOANS PAYABLE TO SHAREHOLDERS AND DIRECTORS

During the period from January 2001 through July 2001, the Company entered into several loan agreements with shareholders and directors of the Company amounting to $247,951. The loans were without collateral, bore interest at eight percent per annum and were repayable on demand. The loans were repaid during the year ended December 31, 2001.

In August 2001, the Company entered into a loan facility with several of its shareholders and directors, whereby the Company could draw, at the discretion of the lenders, up to $1.67 million on the loan facility. All advances under the loan facility were collateralized by the Company’s assets, bore interest at eight percent per annum payable quarterly, and were repayable one year from the date of the initial advance or earlier at the Company’s discretion. As part of the loan facility, the Company issued to the lenders, a bonus in the form of 643,667 common shares equivalent to 20% of the principal of the amounts advanced. This included 80,000 bonus shares amounting to $19,200, which was recorded as shares to be issued in the consolidated balance sheets as at December 31, 2001. The fair value of these common shares, amounting to $205,209, was recorded as deferred loan costs and amortized over the terms of the loan.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

9. LOANS PAYABLE TO SHAREHOLDERS AND DIRECTORS (cont’d.)

In November 2001, the Company arranged an additional loan facility with one of its shareholders, for up to $796,300 [US$500,000], with amounts to be received based on the achievement of corporate milestones, at the discretion of the lender, as follows: i) $159,260 [US$100,000] upon creditor approval of the Company’s proposal to creditors; ii) $318,520 [US$200,000] upon approval by the British Columbia Supreme Court of the proposal to creditors; iii) $318,520 [US$200,000] upon the Company receiving U.S. Food and Drug Administration market clearance for one of its products. All advances under the loan facility were collateralized by the Company’s assets, bore interest at eight percent per annum payable quarterly and were repayable one year from the date of receipt, or earlier at the Company’s discretion. As part of the loan facility, the Company issued to the lender, a bonus in the form of 780,995 common shares equivalent to 20% of the principal of the amounts advanced. The fair value of these common shares, amounting to $290,424, was recorded as deferred loan costs and amortized over the term of the loan.

The loans payable to shareholders and directors are subject to certain minimum covenants whereby the Company agreed, among other criteria, not to pay dividends or reduce its share capital without obtaining prior written consent from the lenders.

In April 2002, the Company agreed with its lenders to issue common shares to settle both the August 2001 and November 2001 loan facilities totaling $1,794,400 as at April 3, 2002. The Company issued a total of 1,993,777 common shares at a price $0.90 per share [note 10[a]]. The shares have a four month hold period from the date of issuance.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

10. SHARE CAPITAL

[a]	Authorized - 100,000,000 common shares without par value.

Issued and outstanding	Number	Amount
	#	$

Balance, December 31, 1999	21,232,648	13,516,370
Issued for cash:
Exercise of stock options	190,500	227,565
Private placements, net of issue costs [i]	5,900,000	4,365,344
Balance, December 31, 2000	27,323,148	18,109,279
Issued for cash:
Private placements, net of issue costs [ii] and [iii]	8,273,200	2,127,751
Bonus shares [note 9]	1,107,936	346,234
Balance, December 31, 2001	36,704,284	20,583,264
Issued for cash:
Exercise of warrants	4,321,600	1,604,277
Exercise of stock options	308,000	119,518
Private placement, net of issue costs [iv]	2,413,364	1,316,714
Bonus shares [note 9]	316,726	149,399
Issued for settlement of loans payable to
shareholders and directors [note 9]	1,993,777	1,794,400
Balance, December 31, 2002	46,057,751	25,567,572

[i]
During 2000, the Company issued by way of private placement, 5,900,000 Special Warrants at a price of $0.85 per Special Warrant, for gross proceeds of $5,015,000, before deducting the agents’ commission of 9.5% of the gross proceeds of certain brokered Special Warrants, amounting to $401,200, and other costs of the offering of $248,456. Each Special Warrant entitled the holder to receive, at no additional cost, one unit, comprised of one common share and one half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $1.25 per share until January 21, 2002. The agents were also granted 590,000 non-assignable Agents warrants exercisable for no consideration into 590,000 support options. In April 2000, 5,900,000 Special Warrants were exercised into common shares.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d)

[ii]
In February 2001, the Company issued by way of a private placement 5,409,000 units at a price of $0.25 per unit for gross proceeds of $1,352,250 before share issuance costs of $21,401. Each unit comprised one common share and four one quarter of one common share purchase warrants. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.35 to $0.45 expiring from August 14, 2001 to February 14, 2003 [note 10[e]].

[iii]
In August 2001, the Company issued by way of private placement 2,864,200 units at a price of $0.28 per unit, for gross proceeds of $801,976, before share issuance costs of $5,074. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $0.35 per share through August 22, 2002. These warrants were exercised in 2002.

[iv]
In March 2002, the Company closed a non-brokered private placement consisting of 2,413,364 units at a price of $0.55 per unit, for total gross proceeds of $1,327,350 before share issue costs of $10,636. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.62 to $0.63 per share through April 1, 2003 [note 10[e]].

[b]

Stock option plan

On June 19, 1996, and subsequently amended on various dates through June 17, 2002 the shareholders approved a stock option plan, to reward executive officers, directors, employees and consultants who contribute to the continued success of the Company. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares on the date of grant. The options generally vest over a period of 18 months and the term may not exceed ten years. In accordance with the plan, the Company may grant options to purchase up to a maximum of 8,500,000 [December 31, 2001 - 6,500,000] common shares of the Company at any one point in time. The plan will terminate April 19, 2006. At December 31, 2002, the Company has 2,327,700 [December 31, 2001 - 1,445,900] stock options available for further issuance.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d)

At December 31, 2002 the following stock options were outstanding:

	Options outstanding			Options exercisable
	December 31, 2002			December 31, 2002
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise	shares	remaining	average	options currently	average
prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$

0.27 - 0.36	2,029,000	3.55	0.27	1,607,627	0.27
0.50 - 0.68	3,471,900	3.86	0.52	2,174,865	0.51
0.73 - 0.95	325,850	2.77	0.85	162,925	0.85
1.00 - 1.26	295,550	3.67	1.20	240,275	1.22
1.58 - 1.78	50,000	2.02	1.69	50,000	1.69
0.27 - 1.78	6,172,300	3.48	0.49	4,235,692	0.48

The options expire at various dates from January 6, 2003 to November 25, 2007.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$

Balance, December 31, 1999	3,388,000	1.25
Options granted	1,050,500	1.75
Options cancelled	(60,000)	1.22
Options forfeited	(102,500)	1.25
Options expired	(75,000)	1.25
Options exercised	(190,500)	1.19
Balance, December 31, 2000	4,010,500	1.37
Options granted	4,097,000	0.42
Options cancelled	(865,000)	1.21
Options forfeited	(1,768,400)	0.76
Options expired	(420,000)	1.25
Balance, December 31, 2001	5,054,100	0.53
Options granted	2,125,400	0.61
Options forfeited	(161,700)	0.65
Options expired	(537,500)	1.22
Options exercised	(308,000)	0.39
Balance, December 31, 2002	6,172,300	0.49

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d)

[c]

Pro-forma stock based compensation

During the year ended December 31, 2002, the estimated fair value of vested options granted to non-employees for services rendered amounted to $136,000 [2001 - $10,000; 2000 - $110,000] and has been charged to expense and credited to contributed surplus in the consolidated financial statements, based on the Black-Scholes option pricing model with a weighted average fair value of $0.48 per option [2001 - $0.30; 2000 - $1.58].

Had compensation expense for the Company’s stock-based employee compensation plan been determined based on the fair value of the options at the grant date, the following additional compensation expense would have been recorded in the consolidated statement of operations for the year ended December 31, 2002:

Year ended
December 31, 2002
$

Loss for the year - as reported	(4,673,656)
Fair value of stock options issued during the year	(277,000)
Loss for the year - pro forma	(4,950,656)

Loss per common share - as reported	(0.11)
Loss per common share - pro forma	(0.11)

The fair value of each option is estimated as at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 0.0%, expected volatility of 132%, risk-free interest rate of 3.36%, and expected life of 1.98 years. The weighted average fair value of the options granted to employees for the year ended December 31, 2002 was $0.39 per option.

[d]

Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares are held in escrow to be released based on the Company’s cumulative cash flow as defined in the escrow agreement. Any shares not released by December 31, 2005 are cancellable.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d)

[e]	Common share purchase warrants At December 31, 2002, the following common share purchase warrants were outstanding:

Number of
common shares		Exercise price
issuable		$	Date of expiry

1,095,750	[i]	0.45	February 14, 2003
1,197,682	[ii]	0.62 - 0.63	April 1, 2003
410,426		0.75	June 30, 2003
2,703,858

[i]	During January and February 2003, 1,090,750 common share purchase warrants were exercised at $0.45 per warrant for total gross proceeds of $490,837 and the remaining warrants expired unexercised.

[ii]	Subsequent to December 31, 2002, the Company obtained regulatory approval to extend the expiry date on these share purchase warrants from April 1, 2003 to June 1, 2003.

[f]	Loss per common share

	Years ended December 31
	2002	2001	2000
	$	$	$

Numerator
Loss for the year	4,673,656	3,794,382	5,140,654

Denominator
Weighted average number of common shares
outstanding	44,053,309	34,237,004	27,790,940
Less: escrowed shares [note 10[c]]	(825,000)	(825,000)	(825,000)
Weighted average number of common shares
outstanding	43,228,309	33,412,004	26,965,940

Loss per common share - basic and diluted	(0.11)	(0.11)	(0.19)

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d)

[g]

Other

Pursuant to a 1998 equity financing agreement, the Company is required to grant options to an investor to acquire 200,000 common shares exercisable at the lowest price allowable under the policies of the Toronto Stock Exchange, upon the Company’s shares being listed on the Toronto Stock Exchange. The commitment expires on January 6, 2005.

11. RELATED PARTY TRANSACTIONS

In addition to the transactions described in notes 8 and 9, the following payments were made to a consultant or directors or companies related to or under their control:

	2002	2001	2000
	$	$	$

General and administrative
Investor relations	7,300	—	—
Share issue costs	—	7,300	604,616
Legal	—	—	9,094

These transactions have been recorded at their exchange amounts, established and agree between the parties.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

12. INCOME TAXES

At December 31, 2002 the Company had approximately $12,831,000 of non-capital loss carryforwards and approximately $1,842,000 of federal investment tax credits available to reduce taxable income for future years. These losses expire as follows:

	Federal investement	Non-capital loss
	tax credits	carryforwards
	$	$

2003	—	1,125,000
2004	—	972,000
2005	—	1,016,000
2006	149,000	2,058,000
2007	111,000	3,164,000
2008	153,000	2,157,000
2009	227,000	2,339,000
2010	430,000	—
2011	384,000	—
2012	388,000	—
	1,842,000	12,831,000

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

12. INCOME TAXES (cont’d.)

In addition, the Company has approximately $667,000 of provincial investment tax credits that expire between the years 2010 and 2012.

Significant components of the Company’s future tax assets as of December 31 are shown below.

	2002	2001
	$	$

Future tax assets:
Book amortization in excess of tax capital cost allowance	399,000	322,000
Net operating loss carryforwards	4,570,000	3,926,000
Research and development deductions and credits	4,313,000	3,124,000
Share issue costs	110,000	165,000
Unearned revenue	18,000	32,000
Total future tax assets	9,410,000	7,569,000
Valuation allowance	(9,410,000)	(7,569,000)
Net future tax assets	—	—

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” criterion. Accordingly, no future tax assets have been recognized as at December 31, 2002 and 2001.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 39.62% [2001 - 44.62%; 2000 - 45.62%] statutory tax rate, at December 31 is:

	2002	2001	2000
	$	$	$

Income taxes at statutory rates	(1,856,000)	(1,693,000)	(2,345,000)
Expenses not deductible for tax	182,000	38,000	161,000
Expenses capitalized for tax purposes	762,000	751,000	836,000
Revenue recognized in advance (deferred) for
tax purposes	(15,000)	16,000	17,000
Losses not recognized for tax purposes	927,000	888,000	1,331,000
	—	—	—

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

13. COMMITMENTS

[a]	Research and license agreements

[i]
The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, to use and sublicense certain technology and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay royalties based on a percentage of gross revenues, with minimum annual amounts of $5,000 unless otherwise determined. These payments are expensed in the year incurred. In the event the Company sublicenses the underlying technology, the Company is obligated to pay to UBC a further royalty based on a percentage of sublicense revenues. The agreement terminates the later of March 2016 or the expiration date of various patents. UBC may terminate the license agreement if the Company does not develop and exploit the underlying technology according to a mutually agreed upon schedule of milestones, which is reviewed and amended annually. As of December 31, 2002, the schedule of milestones has not been updated or amended.

[ii]
In March 2002, the Company entered into a two-year agreement to purchase anthrax test reagents including a provision whereby the Company is required to make minimum payments to the supplier totaling US$165,000 to the end of 2003.

[b]

Lease agreements

The Company leases its office and research facilities and certain office equipment under operating lease agreements expiring November 2005. At December 31, 2002, future minimum lease payments are approximately as follows:

$

2003	167,000
2004	6,000
2005	2,000
175,000

Rent expense for the year ended December 31, 2002 amounted to approximately $247,000 [2001 - $243,000; 2000 - $247,000].

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada based on the Company’s country of domicile and all expenses are incurred in Canada.

For the year ended December 31, 2002, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from one customer [2001 - three customers represented 52%, 32% and 16% of revenues respectively; 2000 one customer represented 100% of revenues]. The Company began product sales in the latter part of 2002, with 93% of the environmental products being sold in Canada and the remaining 7% sold in the USA. Of the clinical products, 70% were sold in the United Kingdom, with the remaining 30% sold in other markets. For the year ended December 31, 2002, 70% and 16% of product sales were to two customers, respectively.

Contract service fees and revenues from collaborative research arrangements by customer location were as follows:

	2001	2001	2000
	$	$	$

United States	—	15,000	112,125
Japan	37,250	31,792	—
Total	37,250	46,792	112,125

Product sales by customer location were as follows:
	2002	2001	2000
	$	$	$

Canada	106,407	—	—
United Kingdom	26,818	—	—
Other	11,329	—	—
United States	7,404	—	—
Total	151,958	—	—

Product sales by type of product are as follows:
	2002	2001	2000
	$	$	$

Environmental products	113,811	—	—
Clinical products	38,147	—	—
Total	151,958	—	—

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

15. PROJECTS UNDER DEVELOPMENT

The Company incurred research and development expenses relating to the development of the following projects:

	Years ended December 31			Inception-to-
	2001	2001	2000	date
Project	$	$	$	$

RAMP® System	244,435	1,060,095	2,473,000	9,868,830
Troponin I	980,698	881,973	221,000	2,083,712
Anthrax	687,436	102,884	—	790,322
Other applications	759,782	681,495	305,371	1,746,982
	2,672,351	2,726,447	2,999,371	14,489,846

The following is a description of significant projects the Company has under development:

[a] RAMP® system

The Company’s RAMP (Rapid Analyte Measurement Platform) System, consists of a reader and single-use myoglobin test cartridges. This project demonstrated the technology’s capabilities as a point-of-care platform.

[b] Troponin I project

Troponin I, a protein in the heart muscle, can reveal whether the heart has been damaged after a myocardial infarction. The use of troponin I provides an indication in evaluating patients arriving several hours following the onset of chest pain.

[c] Anthrax project

This project uses the RAMP® System for the on-site determination of anthrax.

[d] Other applications

Other applications consist of the following projects: CK-MB, PSA, Ricin Toxin, and Botulinum Toxin, which all capitalize on the versatility of the RAMP® System.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the consolidated financial statements previously presented to conform to the presentation adopted in the current year.

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]
For reconciliation purposes to U.S. GAAP, the Company has elected to follow the intrinsic value approach of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) in accounting for stock options granted to employees and directors. As the exercise price of the Company’s stock options equals the market price of the underlying stock on the measurement date, no compensation expense has been recognized.

[b]	Under U.S. GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow.

[c]
For purposes of reconciliation to U.S. GAAP, the re-pricing of options is subject to variable plan accounting, which can give rise to additional compensation expense. In fiscal 2002, compensation expense of $326,512 [2001 - $116,334; 2000 - $nil] resulted from the repricing of options.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001	(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

If U.S. GAAP were followed:

[i] the effect on the Statements of Loss and Deficit would be:

	2002	2001	2000
	$	$	$

Loss for the year, Canadian GAAP	4,673,656	3,794,382	5,140,654
Adjustment with respect to repricing of certain stock
options [c]	326,512	116,334	—
Loss and comprehensive loss for the year, U.S. GAAP	5,000,168	3,910,716	5,140,654

Basic and diluted loss per common share, U.S. GAAP:	($0.12)	($0.12)	($0.19)

Weighted average number of common shares, U.S.
GAAP (in thousands)	43,228,309	33,412,004	26,965,940

[ii] The effect on the Balance Sheet items would be:

	2002	2001
	$	$

Contributed surplus	793,246	236,334
Deficit	(27,151,201)	(22,151,033)

CONSOLIDATED INTERIM FINANCIAL REPORT
(Unaudited)

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2003

Burnaby, Canada
November 28, 2003

1

Response Biomedical Corp.
Incorporated under the laws of British Columbia

CONSOLIDATED INTERIM BALANCE SHEETS
[See Note 1 – Basis of Presentation]

(Expressed in Canadian dollars)

	September 30	December 31,
	2003	2002
	$	$
	(Unaudited)	(Unaudited)
ASSETS
Current
Cash and cash equivalents	124,855	1,075
Amounts receivable	46,740	154,134
Inventories [note 3]	394,369	327,997
Prepaid expenses and other	50,698	98,911
Total current assets	616,662	582,117
Capital assets	307,057	226,483
Other assets [note 4]	201,320	53,900
	1,125,039	862,500

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Demand loans payable	2,068,679	1,203,416
Accounts payable and accrued liabilities	639,089	398,259
Loans payable to shareholders and directors	355,485	—
Deferred revenue	51,208	51,208
Total current liabilities	3,114,461	1,652,883
Commitments [note 7]

Shareholders’ deficiency
Share capital [note 5]	27,089,113	25,567,572
Contributed surplus	801,555	350,400
Deficit	(29,880,090)	(26,708,355)
Total shareholders’ deficiency	(1,989,422)	(790,383)
	1,125,039	862,500

See accompanying notes

On behalf of the Board:

/s/ William J. Radvak	/s/ Brian G. Richards
William J. Radvak	Brian G. Richards
Director	Director

2

Response Biomedical Corp.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT
[See Note 1 – Basis of Presentation]

	(Expressed in Canadian dollars)
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2003	2002	2003	2002
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES
Product sales & contract revenue	255,825	37,250	906,309	37,250
Less: cost of sales	(191,854)	—	(589,459)	—
Gross Margin	63,971	37,250	316,850	37,250

EXPENSES
General and administrative	335,794	244,080	879,646	938,058
Marketing and business development	252,623	136,506	643,023	309,974
Research and development	540,458	832,516	1,652,723	2,108,329
	1,128,875	1,213,102	3,175,392	3,356,361
Other (income) expense:
Guaranty fees and interest expense	154,704	9,778	320,237	448,120
Interest income	(25)	(2,285)	(429)	(5,650)
Miscellaneous income	—	—	—	(24,985)
Gain on settlement with creditors	—	—	—	(15,832)
Foreign exchange loss (gain)	5,708	8,218	(6,615)	14,646
Total other (income) expense	160,387	15,711	313,193	416,299
Net loss for the period	1,225,291	1,191,563	3,171,735	3,735,410

Deficit, beginning of period	28,654,799	24,578,546	26,708,355	22,034,699
Deficit, end of period	29,880,090	25,770,109	29,880,090	25,770,109
Loss per common share -
- basic and diluted [note 5[d]]	($0.03)	($0.03)	($0.07)	($0.09)
Weighted average number of
Common shares [note 5[d]]	48,610,018	41,508,808	47,591,294	41,508,808

See accompanying notes

3

Response Biomedical Corp.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
[See Note 1 – Basis of Presentation]

	(Expressed in Canadian dollars)
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2003	2002	2003	2002
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Loss for the period	(1,225,291)	(1,191,563)	(3,171,735)	(3,735,410)
Add (deduct) items not involving cash:
Amortization	31,970	17,683	94,219	58,043
Gain on settlement with creditors	—	—	—	(15,832)
Stock-based compensation	23,000	10,000	38,000	103,000
Amortization of deferred loan costs	129,959	9,545	265,734	413,026
Deferred revenue	—	(37,250)	—	(37,250)
Unrealized foreign exchange loss	—	1,000	—	6,900
Change in non-cash working capital:
Amounts receivable	118,751	33,570	107,394	(22,777)
Inventories	(2,486)	(151,882)	(66,372)	(251,918)
Prepaid expenses and other	50,615	45,995	48,213	(18,519)
Accounts payable and accrued liabilities	234,803	188,442	240,830	100,311
Cash used in operating activities	(638,679)	(1,074,460)	(2,443,717)	(3,400,426)

INVESTING ACTIVITIES
Deposit on capital asset purchase	—	(41,483)	—	(105,835)
Purchase of capital assets	(95,312)	—	(174,793)	(24,501)
Cash used in investing activities	(95,312)	(41,483)	(174,793)	(130,336)

FINANCING ACTIVITIES
Proceeds from issuance of share capital, net of
share issue costs	20,250	599,855	1,521,541	2,937,174
Proceeds from demand loans payable	395,987	210,600	865,263	210,600
Proceeds from shareholders’ & directors’ loans	355,485	—	355,485	319,420
Cash provided by financing activities	771,72	810,455	2,742,289	3,467,194

Increase (decrease) in cash and cash equivalents
during the period	37,732	(305,488)	123,780	(63,568)
Cash and cash equivalents, beginning of period	87,123	330,304	1,075	88,384
Cash and cash equivalents, end of period	124,855	24,816	124,855	24,816

Supplemental disclosure
Interest paid	—	233	34,861	34,861

See accompanying notes

4

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[Unaudited]

September 30, 2003	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying consolidated interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company’s annual consolidated financial statements for the year ended December 31, 2002, except as noted below. These unaudited consolidated interim financial statements conform in all material respects with United States generally accepted accounting principles (“US GAAP”), except as disclosed in Note 8.

These unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2003 and for all periods presented. Certain comparative figures for prior periods have been reclassified to conform to the current presentation.

These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 included in the Response Biomedical Corp. Annual Report filed with the appropriate securities commissions. The results of operations for the three and nine month periods ended September 30, 2003 are not necessarily indicative of the results for the full year. The consolidated balance sheet at December 31, 2002 has been derived from the annual consolidated financial statements for the year ended December 31, 2002.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At September 30, 2003, the Company had a working capital deficiency of $2,497,799, had incurred significant losses and had an accumulated deficit of $29,880,090. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is attempting to raise additional capital through private placements and public offerings. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations. These consolidated interim financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue in business.

5

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[Unaudited]

September 30, 2003	(Expressed in Canadian dollars)

2. CHANGE IN ACCOUNTING PRINCIPLE

Stock-based compensation

Effective January 1, 2002, the Company has adopted the recommendations of the new CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The new section establishes the standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of the fair value based method of accounting for all employee stock-based compensation plans, but only requires the use of the fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. The new recommendations are applied prospectively to all stock-based payments granted to employees and non-employees on or after January 1, 2002.

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value method. Under the fair value method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued. The fair value of stock-based payments to non-employees is periodically re-measured during the vesting period, and any change therein is recorded in the statement of operations for the period.

Any consideration received on the exercise of stock options is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

In October 2003 the Accounting Standards Board (“AcSB”) approved amendments to the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, requiring the recognition of stock based compensation expenses for all employee stock-based compensation transactions to replace the current standard requiring either the accounting for or disclosure of the effect of employee stock-based compensation expense on earnings. This amendment is applicable for fiscal years beginning on or after January 1, 2004 with early adoption permitted. If the amendment is adopted prior to January 1, 2004, the change in policy can be applied prospectively. The Company is currently evaluating the impact of this amendment on its financial position and results of operations and considering whether to adopt the provisions for the fiscal period ending December 31, 2003.

3. INVENTORIES

	September 30,	December 31,
	2003	2002
	$	$

Raw materials	95,812	187,355
Work in process	74,257	66,449
Finished goods	224,300	74,193
	394,369	327,997

6

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[Unaudited]

September 30, 2003	(Expressed in Canadian dollars)

4. OTHER ASSETS

	September 30,	December 31,
	2003	2002
	$	$

Deferred loan costs	201,320	53,900

During the nine month period ending September 30, 2003, the Company carried forward loan costs of $53,900, capitalized additional loan costs of $413,154 and recorded amortization expense of $265,734, which was recorded as guarantee fees, which are grouped with interest expense. Loan costs represent the fair value of warrants issued in exchange for loan guarantees.

5. SHARE CAPITAL

[a]	Authorized - 100,000,000 common shares without par value. Issued and outstanding

	Number	Amount
	#	$

Balance, December 31, 2002	46,057,751	25,567,572
Issued for cash:
Exercise of warrants	1,090,750	490,828
Exercise of stock options	592,224	186,321
Private placement, net of issue costs [i]	1,700,000	844,392
Balance, September 30, 2003	49,440,725	27,089,113

[i]
On June 13, 2003, the Company closed a non-brokered private placement consisting of 1,700,000 units at a price of $0.50 per unit, for total proceeds of $850,000 before share issue costs of $5,608. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share for a period of 12 months from the closing date of the private placement.

7

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[Unaudited]

September 30, 2003	(Expressed in Canadian dollars)

5. SHARE CAPITAL (cont’d.)

[b]	Stock options At September 30, 2003 the following stock options were outstanding:

	Options outstanding			Options exercisable
	September 30, 2003			September 30, 2003
Resale of	No. of shares	Weighted average	Weighted average	Number of options	Weighted average
exercise prices	under option	remaining	exercise price	currently	exercise price
		contractual life		exercisable
$	#	(years)	$	#	$

0.27 – 0.36	1,543,750	2.91	0.27	1,424,126	0.27
0.40 - 0.49	40,700	4.46	0.45	15,850	0.47
0.50 - 0.57	3,583,700	3.16	0.51	2,354,526	0.50
0.61 – 0.68	418,600	2.51	0.63	343,975	0.63
0.73 – 0.86	517,050	2.09	0.90	287,789	0.82
0.95 – 1.05	110,550	3.54	1.01	82,913	1.01
1.25 – 1.78	50,000	0.76	1.52	50,000	1.52
0.27 – 1.78	6,264,350	3.10	0.50	4,559,179	0.48

The options expire at various dates from October 14, 2003 to August 5, 2008. Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of optioned	Weighted average
	Common shares	Exercise price
	#	$

Balance, December 31, 2002	6,172,300	0.49
Options granted	1,086,300	0.57
Options forfeited	(56,026)	0.54
Options cancelled	(75,000)	0.50
Options expired	(271,000)	1.04
Options exercised	(592,224)	0.32
Balance, September 30, 2003	6,264,350	0.50

8

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[Unaudited]

September 30, 2003	(Expressed in Canadian dollars)

5. SHARE CAPITAL (cont’d.)

[c]	Common share purchase warrants At September 30, 2003, the following common share purchase warrants were outstanding:
Number of common	Exercise price	Date of expiry
Shares issuable	$

166,785	0.55	31-Dec 03
750,000	0.50	29-Apr-04
100,000	0.50	13-Jun-04
410,426	0.75	30-Jun-04
700,621	0.45	30-Jun-04
793,542	0.46	30-Jun-04
2,921,374

[d]	Loss per common share
	Three months ended		Nine months ended
	September 30		September 30
	2003	2002	2003	2002

Numerator
Net loss for the period	$1,225,291	$1,191,563	$3,171,735	$3,735,410

Denominator
Weighted average number of common
shares outstanding	49,435,018	42,333,808	48,416,294	42,333,808
Less: escrowed shares	825,000	825,000	825,000	825,000
Weighted average number of common
shares outstanding	48,610,018	41,508,808	47,591,294	41,508,808
Loss per common share – basic and
diluted	$0.03	$0.03	$0.07	$0.09

6. STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. The new standard permits the Company to continue its existing policy of not measuring compensation costs for employee stock options.

9

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[Unaudited]

September 30, 2003	(Expressed in Canadian dollars)

6. STOCK-BASED COMPENSATION (cont’d.)

During the three and nine month period ending September 30, 2003, the estimated fair value of vested options granted to non-employees for services rendered amounted to $23,000 and $38,000 compared to $10,000 and $103,000 for the same period last year respectively. The expense has been charged to consulting fees and credited to contributed surplus in the consolidated interim financial statements. Calculations are based on the Black-Scholes options pricing model and a weighted average fair value of $0.50 per option compared to $0.38 for September 30, 2002.

Had compensation expense for the Company’s stock-based employee compensation plan been determined based on the fair value at the grant dates, additional compensation expense would have been recorded in the statement of loss and deficit for the period, with pro forma results as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002
	$	$	$	$

Net loss – as reported	1,225,291	1,191,563	3,171,735	3,735,410
Net loss – pro forma	1,362,959	1,242,563	3,558,456	3,909,410
Basic and Diluted Loss per
common share – as	0.03	0.03	0.07	0.09
reported
Basic and Diluted Loss per
common share – pro forma	0.03	0.03	0.07	0.09

The fair value of each option is estimated as at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 0.0%, expected volatility of 128%, risk-free interest rate of 3.38%, and expected average option term of 2.46 years. The weighted average fair value of the options granted to employees during the three and nine month period ended September 30, 2003 was $0.41 per option respectively.

7. COMMITMENTS

[a]
In March 2002, the Company entered into a two-year agreement for the supply of anthrax and botulinum test reagents including a provision whereby the Company is required to make minimum payments to the supplier. The commitment for 2003 is US$164,000 (Cdn$221,384) with a balance of US$62,000 (Cdn$83,694) remaining for the year.

[b]	At September 30, 2003, the Company is obligated to make further payments of approximately $31,680, over the remainder of 2003, pursuant to a purchase agreement for RAMP Readers.

10

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[Unaudited]

September 30, 2003	(Expressed in Canadian dollars)

8.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except for the differences more fully described in Note 17 to the annual consolidated financial statements for the year ended December 31, 2002.

If U.S. GAAP were followed:

	[i]	the effect on the Statements of Loss and Deficit would be:
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2003	2002	2003	2002
	$	$	$	$

Loss for the period, Canadian GAAP	1,225,291	1,191,563	3,171,735	3,735,410
Adjustment with respect to repricing of certain
stock options	8,398	(411,675)	(156,133)	42,174
Loss and comprehensive loss for the period, U.S.
GAAP	1,233,689	779,888	3,015,602	3,777,584

Basic and diluted loss per common share, U.S.
GAAP:	($0.03)	($0.02)	($0.06)	($0.09)

Weighted average number of common shares,
U.S. GAAP (in thousands)	48,610,018	41,508,808	47,591,294	41,508,808

[ii]	Balance Sheet items which would vary under U.S. GAAP are as follows:

	September 30,	December 31,
	2003	2002
	$	$

Contributed surplus	1,088,268	793,246
Deficit	(30,166,803)	(27,151,201)

11

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[Unaudited]

September 30, 2003	(Expressed in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS
(a)
As at December 31, 2002, the Company had a revolving demand credit facility, guaranteed by certain shareholders and directors, with a Canadian chartered bank in the amount of US$1,165,000 of which US$500,000 had an expiry date of June 30, 2003 and US$665,000 had an expiry date of September 30, 2003. In June 2003, the Company increased the credit facility by US$500,000, expiring June 30, 2004, renewed the initial US$500,000 credit facility to June 30, 2004 and renewed US$515,000 of the remaining facility to June 30, 2004. The remaining amount of the credit facility of US$150,000 was repaid in September 2003. Certain shareholders and directors guaranteed the credit facility. In consideration for the additional US$500,000 guarantee, the shareholder received common share purchase warrants to acquire 793,542 common shares at $0.46 per share until June 30, 2004. The fair value of these purchase warrants in the amount of $103,160 was credited to contributed surplus and recorded as deferred loan costs. In addition, the guarantors of the amount of US$1,165,000 credit facility were provided with an extension to the common share purchase warrants previously provided. The increase in fair value of the 1,128,243 share purchase warrants in the amount of $103,414 was credited to contributed surplus and recorded as deferred loan costs.

(b)
In September 2003, the demand credit facility was reduced by US$150,000 by the repayment to the bank of US$150,000 by two guarantors. This resulted in the Company issuing to the guarantors promissory notes for a total of US$150,000 bearing interest at 9% per annum, with US$100,000 repayable on October 31, 2003 and US$50,000 repayable on December 31, 2003. As consideration, the Company extended the expiry date of 166,785 common share purchase warrants from September 30, 2003 to December 31, 2003. The increase in fair value of these common share purchase warrants in the amount of $3,388 has been credited to contributed surplus and recorded as deferred loan costs.

	(c)	In September 2003, certain senior executives loaned the Company $153,000 by way of promissory notes bearing interest at 9% per annum repayable on December 23, 2003.
(d)
In July 2003, the Company entered into a consulting agreement with a firm of which one of its partners subsequently became a director of the Company. Pursuant to the agreement, the firm in entitled to US$5,000 per month until June 30, 2005 and was granted stock options to acquire 200,000 common shares at $0.50 per share until August 1, 2005. The estimated fair value of the options of approximately $30,000 is being amortized to expense over the term of the agreement, In addition, the firm may be entitled to an additional fee in the event the Company completes a strategic partnership or financing as defined in the agreement. The agreement may be terminated by either party with thirty days written notice.

12

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[Unaudited]

September 30, 2003	(Expressed in Canadian dollars)

10. SUBSEQUENT EVENTS

On November 21, 2003 and December 31, 2003, the Company completed a non-brokered private placement of 4,049,873 Units at a price of $0.43 per Unit for gross proceeds of $1,741,445. Each Unit consists of one common share and one-half of one common share purchase warrant. Each common share purchase warrant shall entitle the holder to purchase one common share of the Company at a price of $0.55 per common share for a period of 12 months from the closing date of the private placement.

13

EXHIBIT LIST

Exhibit Number	Name of Exhibit

1.1	Memorandum of the Company, including all amendments.
1.2	Articles of the Company.
2.1	Form of our common share certificate.
2.2	Performance Share Escrow Agreement dated December 31, 1995.
4.1	License Agreement dated October 9, 2003 between Response and University of British Columbia.
4.2	Management Agreement dated May 1, 2003 between Response and William Radvak and amendment letter dated November 1, 2003.
4.3	Management Agreement dated May 1, 2003 between Response and Brian Richards and amendment letter dated November 21, 2003.
4.4	Management Agreement dated May 1, 2003 between Response and John Meekison and amendment letter dated November 1, 2003.
4.5	Management Agreement dated May 1, 2003 between Response and Joanne Stephenson.
4.6	Consulting Agreement dated May 1, 2003 between Response and Paul Harris, PhD and amendment letter dated December 3, 2003.
4.7	Consulting Agreement dated March 10, 2003 between Response and Reed Simmons.
4.8	Consulting Agreement dated July 7, 2003 between Response and Katan Associates, Inc.
4.9	1996 Stock Option Plan, as amended.
4.10	Form of our share purchase warrant.
4.11	Demand Operating Facility Agreement dated November 21, 2002 between Response and The Toronto-Dominion Bank, and amendments dated December 31, 2002 and June 18, 2003.
4.12	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and Menderes Holding AG.
4.13	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and Avenir Capital Corp.
4.14	Irrevocable Guarantee Agreement dated November 13, 2002 between Response and William J. Radvak.
4.15	Irrevocable Guarantee Agreement dated February 21, 2003 between Response and Dominique E. Merz.
8.1	List of our subsidiaries.
10.1	Consent of Ernst & Young LLP, Independent Chartered Accountants.